Exhibit 2.1
                                                                     -----------



                                                                  EXECUTION COPY


                            STOCK PURCHASE AGREEMENT

                                 by and between

                            TAYLOR NELSON SOFRES PLC

                                       and

                    THE INTERPUBLIC GROUP OF COMPANIES, INC.

                                   dated as of

                                  May 14, 2003


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                                Table of Contents
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ARTICLE I             PURCHASE AND SALE OF SHARES AND INTERCOMPANY LOAN.....................................1

    Section 1.1           Sale and Transfer of Company Shares, AISA Share and Intercompany Loan.............1

    Section 1.2           Consideration; Cash Purchase Price; Deferred Purchase Price.......................1

ARTICLE II            THE CLOSING...........................................................................4

    Section 2.1           The Closing.......................................................................4

    Section 2.2           Post-Closing Adjustment...........................................................8

ARTICLE III           REPRESENTATIONS AND WARRANTIES OF SELLER.............................................10

    Section 3.1           Organization.....................................................................10

    Section 3.2           Authorization....................................................................11

    Section 3.3           Execution; Validity of Agreement.................................................11

    Section 3.4           Consents and Approvals; No Violations............................................11

    Section 3.5           Ownership and Possession of Company Shares.......................................12

    Section 3.6           Capitalization...................................................................12

    Section 3.7           Subsidiaries; Intercompany Loan..................................................12

    Section 3.8           Company Financial Statements.....................................................14

    Section 3.9           Absence of Certain Changes.......................................................14

    Section 3.10          Property and Assets..............................................................15

    Section 3.11          Leased Properties................................................................15

    Section 3.12          Leases, Contracts and Commitments................................................16

    Section 3.13          Insurance........................................................................17

    Section 3.14          Litigation.......................................................................17

    Section 3.15          Environmental Matters............................................................17

    Section 3.16          Compliance with Laws and Standards...............................................18

    Section 3.17          Employee Benefit Plans...........................................................18

    Section 3.18          Tax Matters......................................................................22

    Section 3.19          Intellectual Property............................................................23

    Section 3.20          Labor Matters....................................................................25

    Section 3.21          Absence of Questionable Payments.................................................25

    Section 3.22          Insight Express, L.L.C...........................................................26

    Section 3.23          Privacy and Panel Operations.....................................................26

    Section 3.24          No Interest......................................................................27

    Section 3.25          Brokers or Finders...............................................................28

    Section 3.26          Reorganizations..................................................................28

ARTICLE IV            REPRESENTATIONS AND WARRANTIES OF PURCHASER..........................................28

    Section 4.1           Organization.....................................................................28

    Section 4.2           Authorization; Validity of Agreement.............................................28

    Section 4.3           Consents and Approvals; No Violations............................................29

    Section 4.4           Acquisition of Company Shares, AISA Share and Intercompany Loan for
                          Investment; Ability to Evaluate and Bear Risk....................................30

    Section 4.5           Availability of Funds............................................................30

    Section 4.6           Litigation.......................................................................31

    Section 4.7           Investigation by Purchaser.......................................................31

    Section 4.8           Brokers or Finders...............................................................31

    Section 4.9           Capitalization of the Purchaser..................................................32

    Section 4.10          Compliance with Laws.............................................................32

    Section 4.11          Purchaser Financial Statements...................................................32

    Section 4.12          Absence of Certain Changes or Events.............................................33

    Section 4.13          Purchaser Shareholder Meeting....................................................33

    Section 4.14          Purchaser Filings and Public Documents...........................................33

    Section 4.15          Absence of Pre-Existing Agreements, Arrangements or Understandings...............34

    Section 4.16          No Insolvency....................................................................34

ARTICLE V             COVENANTS............................................................................34

    Section 5.1           Interim Operations...............................................................34

    Section 5.2           Access; Confidentiality..........................................................37

    Section 5.3           Efforts and Actions to Cause Closing to Occur....................................38

    Section 5.4           Tax Matters......................................................................40

    Section 5.5           Publicity........................................................................43

    Section 5.6           Employees; Employee Benefits.....................................................43

    Section 5.7           Transition Services..............................................................46

    Section 5.8           Intercompany Arrangements........................................................47

    Section 5.9           Treatment of Seller Guaranties; AISA Shareholder Rights..........................47

    Section 5.10          Maintenance of Books and Records.................................................48

    Section 5.11          Seller's Trademarks..............................................................49

    Section 5.12          Insurance Policies...............................................................49

    Section 5.13          Unclaimed Property Audit.........................................................50

    Section 5.14          Bank Accounts; Cash Pooling......................................................50

    Section 5.15          Director and Officer Resignations................................................50

    Section 5.16          Further Assurances...............................................................50

    Section 5.17          Restrictive Covenant.............................................................51

    Section 5.18          Funding..........................................................................52

    Section 5.19          Purchaser Circular; Information Supplied.........................................52

    Section 5.20          Purchaser Shareholder Approval; Convening of Purchaser Shareholder Meeting.......53

    Section 5.21          Board of Directors Recommendation................................................53

    Section 5.22          Acquisition Proposal.............................................................54

    Section 5.23          Right of First Refusal...........................................................54

ARTICLE VI            CONDITIONS...........................................................................56

    Section 6.1           Conditions to Each Party's Obligation to Effect the Closing......................56

    Section 6.2           Conditions to Obligations of Purchaser to Effect the Closing.....................56

    Section 6.3           Conditions to Obligations of Seller to Effect the Closing........................57

ARTICLE VII           TERMINATION..........................................................................58

    Section 7.1           Termination......................................................................58

    Section 7.2           Effect of Termination............................................................59

    Section 7.3           Termination Fee..................................................................59

ARTICLE VIII          INDEMNIFICATION......................................................................59

    Section 8.1           Indemnification; Remedies........................................................59

    Section 8.2           Notice of Claim; Defense.........................................................63

    Section 8.3           Tax Effect of Indemnification Payments...........................................64

    Section 8.4           No Duplication; Exclusive Remedy.................................................64

    Section 8.5           Limitation on Set Off............................................................65

    Section 8.6           Mitigation.......................................................................65

    Section 8.7           Potential Contributors...........................................................65

    Section 8.8           Payments.........................................................................65

ARTICLE IX            DEFINITIONS AND INTERPRETATION.......................................................65

    Section 9.1           Definitions......................................................................65

    Section 9.2           Interpretation...................................................................77

ARTICLE X             MISCELLANEOUS........................................................................78

    Section 10.1          Fees and Expenses................................................................78

    Section 10.2          Amendment and Modification.......................................................78

    Section 10.3          Notices..........................................................................78

    Section 10.4          Counterparts.....................................................................79

    Section 10.5          Entire Agreement; No Third Party Beneficiaries...................................79

    Section 10.6          Severability.....................................................................79

    Section 10.7          Governing Law....................................................................80

    Section 10.8          Compulsory Mediation.............................................................80

    Section 10.9          Jurisdiction.....................................................................80

    Section 10.10         Time of Essence..................................................................81

    Section 10.11         Extension; Waiver................................................................81

    Section 10.12         Assignment.......................................................................81

Schedule 2.1(c)            Carve-out Allocation

Schedule 2.2               Closing Working Capital

Seller Disclosure Schedule

Exhibit A - AISA Share Transfer Agreement

Exhibit B - AISA Assignment Agreement

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                            STOCK PURCHASE AGREEMENT

                  Stock Purchase Agreement, dated as of May 14, 2003, by and between Taylor Nelson Sofres plc, a public limited company incorporated under the laws of England and Wales ("Purchaser"), and The Interpublic Group of Companies, Inc., a Delaware corporation ("Seller"), and the holder of all the capital stock of NFO WorldGroup, Inc., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement have the meanings assigned to them in Article IX.

                  WHEREAS, Seller owns (a) the Company Shares, which constitute all of the issued and outstanding capital stock of the Company, (b) a business share (the "AISA Share") representing 60% of the registered capital of NFO AISA s.r.o., a company organized under the laws of the Czech Republic ("AISA"), indirectly through Seller's wholly owned Subsidiary, Interpublic Group Denmark Holdings APS ("IPG-Denmark"), and the right to acquire the remaining 40% of the registered capital of AISA on and subject to the terms and conditions of the AISA Shareholder Arrangement, indirectly through IPG-Denmark and (c) the Intercompany Loan; and

                  WHEREAS, Purchaser desires to purchase the Company Shares, the AISA Share and the Intercompany Loan from Seller, and Seller desires to sell the Company Shares, the AISA Share and the Intercompany Loan to Purchaser, on the terms and subject to the conditions set forth in this Agreement.

                  NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I
                PURCHASE AND SALE OF SHARES AND INTERCOMPANY LOAN

         Section 1.1 Sale and Transfer of Company Shares, AISA Share and Intercompany Loan. Subject to the terms and conditions of this Agreement and, solely in the case of the AISA Share, the AISA Share Transfer Agreement (although it is understood that to the extent there is any inconsistency between this Agreement and the AISA Share Transfer Agreement, this Agreement shall govern and prevail), at the Closing, Seller shall sell, convey, assign, transfer and deliver the Company Shares, the AISA Share and the Intercompany Loan to Purchaser, in each case free and clear of all Encumbrances, except for any Encumbrance arising under applicable securities laws (which will not adversely affect the transfer of the Company Shares, the AISA Share or the Intercompany Loan to Purchaser or the consummation of the transactions contemplated by this Agreement), and Purchaser shall purchase, acquire and accept the Company Shares, the AISA Share and the Intercompany Loan from Seller.

         Section 1.2 Consideration; Cash Purchase Price; Deferred Purchase
Price.

         (a) Subject to the terms and conditions of this Agreement and, solely in the case of the AISA Share, the AISA Share Transfer Agreement (although it is understood that to the extent there is any inconsistency between this Agreement and the AISA Share Transfer Agreement, this Agreement shall govern and prevail), in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to Purchaser of the Company Shares, the AISA Share and the Intercompany Loan, Purchaser shall (i) pay to Seller an amount of cash equal to $400 million (the "Base Cash Purchase Price"), as adjusted pursuant to Section 1.2(b) and, if applicable, pursuant to Section 5.1(c) and, if applicable, pursuant to Section 2.2(b) (as so adjusted, the "Cash Purchase Price"), (ii) allot and issue to Seller the Purchaser Shares in accordance with Section 1.2(e) and (iii) pay to Seller $10 million in cash on the terms and subject to the conditions set forth in Section 1.2(g) ((i), (ii) and (iii) together, the "Purchase Price"). The parties agree that the Purchase Price to be paid by Purchaser in respect of the Company Shares, the AISA Share and the Intercompany Loan shall be allocated in the following manner: (A) $127 million, together with the amount of accrued and unpaid interest on the Intercompany Loan at the Closing Date, shall be allocated to the Intercompany Loan, (B) $3.27 million shall be allocated to the AISA Share, (C) if there is a Carve-out Event relating to the Finnish Shares, $1.5 million shall be allocated to the Finnish Shares and (D) the remainder (including the Purchaser Shares) shall be allocated to the Company Shares. The parties acknowledge that this allocation shall apply for all reporting, accounting and Tax purposes.

         (b) The Cash Purchase Price shall be an amount equal to (A) minus (B); where (A) is equal to the Base Cash Purchase Price and (B) is equal to the sum of (i) the amount, if any, by which $22.575 million exceeds the Closing Working Capital plus (ii) the amount (positive or negative) of the Closing Net Indebtedness.

         (c) For purposes of determining the amount of cash to be paid as the Estimated Cash Purchase Price by Purchaser to Seller at the Closing, Seller shall in good faith prepare a calculation of the Closing Working Capital (such amount, the "Estimated Closing Working Capital") and the Closing Net Indebtedness (such amount, the "Estimated Closing Net Indebtedness"), in each case based on a good faith estimate by Seller of such amount. Seller shall deliver the calculation of such amounts to Purchaser not less than five Business Days before the Closing Date.

         (d) As used in this Agreement, "Estimated Cash Purchase Price" shall mean the amount equal to (A) minus (B); where (A) is equal to the Base Cash Purchase Price and (B) is equal to the sum of (i) the amount, if any, by which $22.575 million exceeds the Estimated Closing Working Capital plus (ii) the amount (positive or negative) of the Estimated Closing Net Indebtedness.

         (e) The Purchaser Shares shall be allotted and issued by Purchaser pursuant to Section 1.2(a)(ii), in partial consideration for the Company Shares, fully paid up and free and clear of all Encumbrances, except for any Encumbrance arising under applicable securities laws (which will not adversely affect the transfer of the Purchaser Shares to Seller or the consummation of the transactions contemplated by this Agreement) and subject to the terms of the Relationship Agreement and shall rank pari passu in all respects (and as a single class) with the existing issued Purchaser Ordinary Shares as at Closing, including the right to participate in all dividends and other distributions declared, paid or made after the Closing on or in respect of such Purchaser Ordinary Shares (other than, for the avoidance of doubt, the final dividend of 1.7 pence sterling per Purchaser Ordinary Share in respect of the 12 months ended December 31, 2002, which (as of the date of this Agreement) has a record date of May 23, 2003 and is payable on July 7, 2003).

         (f) If between the date hereof and the Closing there occurs a record date or effective date in respect of any changes of or to the Purchaser Ordinary Shares as a result of any share split, scrip dividend, dividend in specie, distribution in specie, special dividend, bonus issue, capitalization issue, recapitalization, subdivision, reclassification, combination, exchange, consolidation or similar transaction with respect to the then issued Purchaser Ordinary Shares (excluding, in each case and for the avoidance of doubt, the final dividend of 1.7 pence sterling per Purchaser Ordinary Share referred to in
Section 1.2(e) or any subsequent cash dividend that is in the ordinary course of business consistent with past practice (it being understood that such subsequent cash dividend shall not be required to be exactly equal in amount per Purchaser Ordinary Share to the dividend paid per Purchaser Ordinary Share for the same period during the prior year in order to be considered consistent with past practice)), then the number of Purchaser Shares shall be appropriately adjusted as agreed between Purchaser and Seller, both acting reasonably.

         (g) If the average of the Purchaser Daily Prices during any consecutive 20 Trading Days falling within the Measuring Period exceeds 146 pence sterling (the "Reference Price"), then, no later than the fifteenth calendar day following the last day of the first such consecutive 20-Trading Day period falling within the Measuring Period during which the average of the Purchaser Daily Prices exceeds the Reference Price, Purchaser shall wire transfer $10 million in immediately available U.S. Dollar funds to an account specified by Seller.

              (i) If between the date hereof and the earlier of (X) the end of the first consecutive 20-Trading Day period referred to in Section 1.2(g) and
(Y) the end of the Measuring Period, there occurs any (A) announcement by Purchaser via a Regulatory Information Service, of a commitment by Purchaser to issue Purchaser Ordinary Shares at a price per Purchaser Ordinary Share (or issue securities convertible into or exchangeable for Purchaser Ordinary Shares at any implied price per Purchaser Ordinary Share) that is below the Purchaser Daily Price for the Trading Day immediately preceding such announcement (other than the placement of Purchaser Ordinary Shares being announced concurrent with the announcement of this Agreement, the Purchaser Shares allotted and issued pursuant to Section 1.2(e), issuances to employees and directors, issuances pursuant to Purchaser's share schemes, issuances pursuant to currently outstanding options, issuances exclusively to Seller and/or one or more of its Subsidiaries and one Exempt Placement (as defined below)) or (B) record date or effective date in respect of any changes of or to the Purchaser Ordinary Shares as a result of any share split, scrip dividend, dividend in specie, distribution in specie, special dividend, bonus issue, capitalization issue, recapitalization, subdivision, reclassification, combination, exchange, consolidation or similar transaction with respect to the then-issued Purchaser Ordinary Shares (excluding, in each case and for the avoidance of doubt, the final dividend of 1.7 pence sterling per Purchaser Ordinary Share in respect of the 12 months ended December 31, 2002, which (as of the date of this Agreement) has a record date of May 23, 2003 and is payable on July 7, 2003 and any subsequent cash dividend that is in the ordinary course of business consistent with past practice (it being understood that such subsequent cash dividend shall not be required to be exactly equal in amount per Purchaser Ordinary Share to the dividend paid per Purchaser Ordinary Share for the same period during the prior year in order to be considered consistent with past practice)), then the Reference Price shall be appropriately adjusted as agreed between Purchaser and Seller, both acting reasonably.

              (ii) As used in this Agreement, "Exempt Placement" shall mean the announcement, by Purchaser via a Regulatory Information Service, of a commitment by Purchaser to issue either (1) Purchaser Ordinary Shares (other than the placement of Purchaser Ordinary Shares being announced concurrent with the announcement of this Agreement, the Purchaser Shares allotted and issued pursuant to Section 1.2(e), issuances to employees and directors, issuances pursuant to Purchaser's share schemes, issuances pursuant to currently outstanding options and issuances exclusively to Seller and/or one or more of its Subsidiaries) not to exceed, in the aggregate, 5% of the issued and outstanding Purchaser Ordinary Shares immediately prior to such announcement, and at a price per Purchaser Ordinary Share that is no more than 5% below the Purchaser Daily Price on the Trading Day immediately preceding such announcement, or (2) securities convertible into or exchangeable for no more than, in the aggregate, 5% of the issued and outstanding Purchaser Ordinary Shares immediately prior to such announcement, and at an implied price that is no more than 5% below the Purchaser Daily Price on the Trading Day immediately preceding such announcement (other than issuances to employees and directors, issuances pursuant to Purchaser's share schemes, issuances pursuant to currently outstanding options and issuances exclusively to Seller and/or one or more of its Subsidiaries).

                                   ARTICLE II
                                   THE CLOSING

         Section 2.1 The Closing.

         (a) Subject to the provisions of Section 2.1(c), the sale and transfer of the Company Shares, the AISA Share and the Intercompany Loan by Seller to Purchaser and the delivery by Purchaser to Seller of the Estimated Cash Purchase Price (the "Closing") shall take place at the offices of Seller at 10:00 am (New York City time), not later than five Business Days following the satisfaction and/or waiver of all conditions set forth in Article VI (other than those conditions that are to be satisfied at the Closing, but subject to the waiver or fulfillment of those conditions), unless another date or place is agreed in writing by each of the parties hereto.

         (b) Subject to the provisions of Section 2.1(c), at the Closing:

              (i) Seller shall deliver to Purchaser: (A) (i) one or more certificates representing the Company Shares, each such certificate to be duly and validly endorsed in favor of Purchaser or accompanied by a separate stock power duly and validly executed by Seller and otherwise sufficient to vest in Purchaser legal and beneficial ownership of such Company Shares and (ii) a quota transfer agreement in form and substance substantially similar to the form attached hereto as Exhibit A or in a form that is otherwise reasonably acceptable to Purchaser and Seller (the "AISA Share Transfer Agreement"), duly executed by IPG-Denmark, notarized and duly legalized to give effect to the transfer of the AISA Share to Purchaser and such other documentation (if any) in such form as is sufficient to vest in Purchaser legal and beneficial ownership of the AISA Share; (B) certificates as of a recent date of the Secretary of State of the jurisdiction of organization of the Company and those Company Subsidiaries that have been organized under the laws of states in the United States and designated by Purchaser at least 20 days prior to Closing as to the legal existence and good standing of the Company and such designated Company Subsidiaries; and (C) an instrument evidencing the rights to the Intercompany Loan and assigning and transferring such rights to Purchaser. In addition, (X) Seller shall use commercially reasonable efforts to provide to Purchaser at Closing share certificates or equivalent evidence of ownership interests in respect of the shares of capital stock or other ownership interests in each of the Company Subsidiaries and Minority Subsidiaries to the extent (1) such shares or other ownership interests are beneficially owned, directly or indirectly, by the Company and (2) the related share certificates or equivalent evidence of ownership interests are reasonably available to Seller; and (Y) Seller shall furnish to Purchaser such other documents and certificates (but not legal opinions) reasonably requested by Purchaser in writing with reasonable advance notice prior to Closing as are customary for a transaction of this type and Seller will use its reasonable efforts to deliver to Purchaser novations of the employment contracts listed in Section 2.1(b) of the Seller Disclosure Schedule in form and substance substantially similar to the form shown to Purchaser before the date hereof or that is otherwise reasonably acceptable to Purchaser; provided, however, that, notwithstanding anything herein to the contrary, the satisfaction of one or both of the foregoing obligations set forth in clauses
(X) and (Y) of this sentence shall not be a condition to Purchaser's obligation to effect the Closing.

              (ii) Purchaser shall (A) transfer the Estimated Cash Purchase Price to an account designated by Seller (with notice of such designation to be provided to Purchaser at least two Business Days prior to the Closing) by wire transfer of immediately available U.S. Dollar funds and (B) deliver to Seller a counterpart of the AISA Share Transfer Agreement duly executed by Purchaser, notarized and duly legalized to give effect to the transfer of the AISA Share to Purchaser.

         (c) Notwithstanding any other provision of this Agreement to the contrary, but subject to Section 2.1(d), if (i) all the conditions to the obligations of the parties to consummate the Closing set forth in Article VI other than any of the conditions specified in Section 6.1(a) or (b) shall have been satisfied or would be satisfied if the Closing were to have occurred (ignoring for this purpose the conditions set forth in Sections 6.2(c) and 6.3(c)) and (ii) the failure of Section 6.1(a) or (b) to have been satisfied is due solely to a failure that relates to, affects or prevents closing with respect to AISA or any of its Subsidiaries (collectively, the "AISA Companies") or NFO Infratest OY (if such failure is attributable to any AISA Company or to NFO Infratest OY, then AISA, together with the other AISA Companies, or NFO Infratest OY, as the case may be, shall be deemed a "Carve-out Subsidiary," and any occurrence of both events specified in clauses (i) and (ii) shall be deemed a "Carve-out Event"), then the parties shall nonetheless be obligated to consummate the Closing and the following provisions shall apply:

              (i) At and for the purposes of the Closing, if the Carve-out Event is attributable to (A) any AISA Company, the AISA Share shall not be transferred, and all references to the AISA Share in Section 2.1 shall be disregarded and instead shall apply in connection with the transfer of the AISA Share in a Secondary Closing (as defined below) or (B) NFO Infratest OY, the indirect equity ownership interest of the Company in NFO Infratest OY shall be transferred to a Seller Subsidiary (other than the Company and the Company Subsidiaries) before the Closing and shall not be transferred from such Seller Subsidiary until its transfer in connection with a Secondary Closing, and in the case of both clauses (A) and (B), the Base Cash Purchase Price shall be reduced, for any Carve-out Subsidiary in respect of which there has been a Carve-out Event that is continuing as of the Closing, by the amount allocable to such Carve-out Subsidiary (and in the case of any of the AISA Companies, the amount allocable to all the AISA Companies) indicated on Schedule 2.1(c) (each such amount, a "Carve-out Amount");

              (ii) All covenants of the parties that apply to periods at or prior to the Closing Date shall continue to apply with respect to the Carve-out Subsidiary and the obligation of each party to consummate an additional closing in respect of each Carve-out Subsidiary (each a "Secondary Closing") shall be subject only to (A) the occurrence of the Closing, (B) the satisfaction or waiver on or prior to the date of such Secondary Closing (the "Secondary Closing Date") of the closing conditions specified in Sections 6.1(a) and (b) in respect of the applicable Carve-out Subsidiary and (C) the delivery by Seller to Purchaser of a certificate signed by a senior or executive officer of Seller, dated the Secondary Closing Date, to the effect that (1) Seller has performed and complied with, in all material respects, all agreements, covenants and obligations required by this Agreement to be performed or complied with prior to or at such Secondary Closing to the extent relating to the applicable Carve-out Subsidiary and (2) the representation in Section 3.7(e) (Subsidiaries; Intercompany Loan) is, insofar as it relates to the applicable Carve-out Subsidiary, accurate in all material respects, it being understood that no other conditions specified in Article VI shall apply to the consummation of a Secondary Closing;

              (iii) No Carve-out Subsidiary shall be deemed to be a "Company Subsidiary," a "Major Subsidiary," or a "Seller Subsidiary" for purposes of the following provisions of this Agreement unless and until a Secondary Closing shall have occurred in respect of such Carve-out Subsidiary: (A) Articles I and II, including for purposes of the Closing Statement, Estimated Cash Purchase Price and Cash Purchase Price; (B) each representation and warranty by either party and (C) each covenant and obligation required to be performed at or following the Closing, including the indemnification provisions of Article VIII. In the event of a Secondary Closing with respect to a Carve-out Subsidiary, any reference herein to Closing or the Closing Date shall mean, with respect to such Carve-out Subsidiary, the applicable Secondary Closing or Secondary Closing Date;

              (iv) The provisions of Article VII shall not apply to a Secondary Closing and the transactions contemplated by any Secondary Closing may only be terminated or abandoned at any time prior to the applicable Secondary Closing
Date: (A) by the mutual written consent of Purchaser and Seller; (B) by either party on prior written notice to the other if any Governmental Entity in the relevant jurisdiction of the applicable Carve-out Subsidiary shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise prohibits the consummation of such Secondary Closing and such order, decree, ruling or other action shall have become final and non-appealable; (C) by either party on prior written notice to the other if such Secondary Closing shall not have occurred on or prior to the 270th day after the date hereof; or (D) by either party on prior written notice to the other if any of the conditions set forth in Section 6.1(a) or (b) in respect of the applicable Carve-out Subsidiary shall have become incapable of fulfillment with commercially reasonable efforts and shall not have been waived by such party (it being understood that whether an effort is commercially reasonable shall be determined relative to the Carve-out Amount allocated to the applicable Carve-out Subsidiary); provided, that in the event of the termination of the transactions contemplated by the applicable Secondary Closing, (a) this Agreement shall be of no further force or effect in respect of the applicable Carve-out Subsidiary, except this Section 2.1(c) and Section 5.2(b) (other than the penultimate sentence of Section 5.2(b)) shall continue to apply in respect of the applicable Carve-out Subsidiary and (b) such termination shall relieve each party from all violations of this Agreement in respect of the applicable Carve-out Subsidiary that occurred prior to such termination other than (i) violations that resulted in or caused the failure of the applicable Secondary Closing to occur and (ii) willful breaches.

              (v) At any Secondary Closing, Seller shall sell, convey, assign, transfer and deliver the AISA Share to Purchaser (in the case of a Secondary Closing relating to the AISA Companies) or shall, or shall cause its Subsidiary to, sell, convey, assign, transfer and deliver all of its direct or indirect equity ownership interest in NFO Infratest OY (the "Finnish Shares") (in the case of a Secondary Closing relating to NFO Infratest OY) to Purchaser, in each case free and clear of all Encumbrances, except for any Encumbrance arising under applicable securities laws (which will not adversely affect the transfer of the AISA Share or the Finnish Shares, as applicable, or the consummation of such Secondary Closing), and Purchaser shall purchase, acquire and accept the AISA Share or the Finnish Shares, as applicable, from Seller.

              (vi) In consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to Purchaser of the AISA Share or the Finnish Shares, as the case may be, Purchaser shall pay to Seller the applicable Estimated Carve-out Purchase Price. For purposes of any Secondary Closing, the "Estimated Carve-out Purchase Price" shall mean an amount equal to (A) minus
(B); where (A) equals the Carve-out Amount applicable to the Carve-out Subsidiary being transferred and (B) equals the amount, positive or negative, of the Closing Net Indebtedness applicable only to such Carve-out Subsidiary as of the applicable Secondary Closing Date as estimated by Seller in good faith and set forth in a notice delivered by Seller to Purchaser at least five Business Days before such Secondary Closing, calculated in the same manner set forth in
Section 2.2(g).

              (vii) Subject to the limitations on the conditions to a Secondary Closing set forth in Section 2.1(c)(ii), any Secondary Closing shall be effected in accordance with the procedures set forth in Sections 2.1(a) and (b), except that only the provisions relevant to the transfer of the AISA Share or the Finnish Shares, as the case may be, shall apply.

              (viii) The provisions of Section 2.2 shall apply with respect to any Secondary Closing, except that: (A) the provisions relating to the Closing Working Capital shall be disregarded and the Cash Purchase Price shall mean an amount equal to (X) minus (Y); where (X) equals the Carve-out Amount applicable to the Carve-out Subsidiary being transferred and (Y) equals the amount, positive or negative, of the Closing Net Indebtedness applicable only to such Carve-out Subsidiary as of the date of the Secondary Closing, calculated in the same manner set forth in Section 2.2(g); and (B) the 120-day and 45-day periods referenced in Sections 2.2(c) and (d) shall be deemed to be 30-day and 20-day periods, respectively.

              (ix) Seller shall bear all costs of corporate reorganizations necessary to comply with the provisions of this Section 2.1(c) following a Carve-out Event with respect to NFO Infratest OY, including any Taxes resulting therefrom.

         (d) There shall not be a Carve-out Event relating to NFO Infratest OY and all references in Section 2.1(c) to NFO Infratest OY and the Finnish Shares shall be ignored if the direct ownership of such entity would not be able to be transferred to a Seller Subsidiary other than the Company and the Company Subsidiaries (and thereafter to Purchaser) without giving rise to Taxes, costs and expenses payable by Seller and its Affiliates that, in the aggregate, are, in Seller's reasonable judgment, material (relative to the Carve-out Amount for NFO Infratest OY).

         Section 2.2 Post-Closing Adjustment.

         (a) Seller has prepared the attached Schedule 2.2 which lists certain current asset and current liability accounts and certain accounting principles, methodologies and policies to be used to determine the accounts. The Cash Purchase Price shall be adjusted after the Closing in accordance with this
Section 2.2 based upon (i) the actual Closing Net Indebtedness and (ii) the amounts as of the Closing (such amounts, cumulatively, the "Closing Working Capital") of the accounts shown on Schedule 2.2. For purposes hereof, the statement of the Closing Net Indebtedness and the Closing Working Capital, together with the calculation of the Cash Purchase Price that results from the determination of such amounts, shall be referred to as the "Closing Statement."

         (b) The Closing Statement shall be prepared on the basis of, and using the same accounting principles, methodologies and policies, as specified in
Schedule 2.2 and, to the extent not specified therein, as used in preparing the Company Financial Statements. If the Cash Purchase Price as finally determined in accordance with this Section 2.2 is less than the Estimated Cash Purchase Price, Seller shall pay to Purchaser the amount by which the Estimated Cash Purchase Price exceeds the Cash Purchase Price, and if the Cash Purchase Price as finally determined in accordance with this Section 2.2 exceeds the Estimated Cash Purchase Price, Purchaser shall pay to Seller the amount by which the Cash Purchase Price exceeds the Estimated Cash Purchase Price, by wire transfer of immediately available U.S. Dollar funds to an account designated by the party receiving payment within three Business Days after the final determination of the Cash Purchase Price, plus interest on the amount paid accrued from the Closing Date to the date of such payment at the Prime Rate applicable from time to time.

         (c) As promptly as practicable (and, in any event, within 120 days after the Closing), Purchaser shall prepare and deliver to Seller the Closing Statement prepared in accordance with this Section 2.2, with reasonable detail and back up documentation. If Seller disagrees with the determination of the Closing Statement, Seller shall notify Purchaser of such disagreement as soon as practicable and in any event within 120 days after delivery of the Closing Statement, which notice shall set forth any such disagreement in reasonable detail. If Seller fails to deliver this notice by the end of such 120 days, Seller shall be deemed to have accepted the Closing Statement delivered by Purchaser. Matters included in the calculations in the Closing Statement that are not objected to by Seller in such notice shall be deemed accepted by Seller and shall not be subject to further dispute or review in connection with the determination of the Closing Working Capital or Closing Net Indebtedness. During the 120-day period of Seller's review and during the period of any dispute under this Section 2.2, Purchaser shall provide Seller and its accountants access to the books and records and personnel of Purchaser, the Company and the Company Subsidiaries, in such a manner as not to unreasonably interfere with the normal operations of the business of Purchaser, the Company or the Company Subsidiaries, and Seller shall have reasonable access to all documents, schedules and workpapers used by Purchaser in the preparation of the Closing Statement. Purchaser and Seller shall negotiate in good faith to resolve any such disagreement, and any resolution agreed to in writing by Purchaser and Seller shall be final and binding upon the parties.

         (d) If Purchaser and Seller are unable to resolve any such disagreement as contemplated by Section 2.2(c) within 45 days after delivery by Seller of written notice of such disagreement, either party may give the other a notice of dispute. Promptly after receipt of such notice, Purchaser and Seller shall jointly select a partner at Ernst & Young LLP or another mutually acceptable accounting firm to resolve such disagreement (the person so selected shall be referred to herein as the "Accounting Arbitrator"). The parties shall instruct the Accounting Arbitrator to consider only those items and amounts set forth in the Closing Statement as to which Purchaser and Seller have not resolved their disagreement. The Accounting Arbitrator shall treat each party equally with respect to burdens of proof, and neither party's position shall have a presumption of correctness or reasonableness in any respect. Purchaser and Seller shall use reasonable best efforts to cause the Accounting Arbitrator to deliver to the parties, as promptly as practicable, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement. Such report shall be final and binding upon the parties. The fees, costs and expenses of the Accounting Arbitrator shall be borne one-half by Purchaser and one-half by Seller; provided that if the Accounting Arbitrator determines that one party's position is completely correct, then such party shall pay none of the fees, costs and expenses of the Accounting Arbitrator and the other party shall pay all such fees, costs and expenses.

         (e) If and to the extent any item taken into account in the determination of the Closing Net Indebtedness would constitute a breach by Seller of any representation or warranty or of any covenant or agreement contained in this Agreement, such item shall not be considered a breach by Seller of a representation or warranty or covenant or agreement and Purchaser shall not have a right or remedy arising from a breach of the applicable representation or warranty or covenant or agreement; provided, however, that, subject to Article VIII, Purchaser shall be entitled to indemnification for such breach of such representation or warranty or covenant or agreement to the extent of Purchaser's Losses relating to such breach that are in excess of the amount taken into account in the calculation of Closing Net Indebtedness.

         (f) If and to the extent an item reflected in the Closing Working Capital would constitute a breach by Seller of any representation or warranty or of any covenant or agreement contained in this Agreement (such item, a "Breach Item"), then the following provisions shall apply:

              (i) if and to the extent Purchaser is aware, or it would be reasonably apparent to a Person familiar with the terms of this Agreement, that such item is a Breach Item, then Purchaser shall be deemed to have irrevocably waived its right to assert a claim for indemnity under this Agreement with respect to such Breach Item to the extent of the aggregate amount in respect of such item that is included in the Closing Working Capital (and, subject to Article VIII, Purchaser shall be entitled to indemnification for Losses in excess of such amount arising from such Breach Item); and

              (ii) if and to the extent Purchaser is not aware, and it would not be reasonably apparent to a Person familiar with the terms of this Agreement, that such item is a Breach Item, then Purchaser shall be deemed to have irrevocably waived its right to assert a claim for indemnity under this Agreement with respect to such Breach Item to the extent of the lesser of (A) the amount by which $22.575 million exceeds the Closing Working Capital and (B) the aggregate amount in respect of such Breach Item that is included in the Closing Working Capital (and, subject to Article VIII, Purchaser shall be entitled to indemnification for Losses in excess of such lesser amount arising from such Breach Item).

         (g) For the avoidance of doubt, Closing Working Capital and Closing Net Indebtedness shall be calculated as of the open of business on the Closing Date, except that the amount of Closing Net Indebtedness shall be reduced to the extent it is reduced on the Closing Date other than as a result of the application of "cash and cash equivalents" (determined on the same basis as such line item was determined in the Company Financial Statements) of the Company or Company Subsidiaries. Furthermore, and for the avoidance of doubt, (i) cash deposited by Purchaser on the Closing Date in bank accounts controlled by the Company or any Company Subsidiary shall not be counted as consolidated cash or cash equivalents of the Company and the Company Subsidiaries and (ii) any part of the transfer of the Estimated Cash Purchase Price that Seller uses to reduce the Closing Net Indebtedness shall be taken into account, in each case when determining the Closing Net Indebtedness.

                                  ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF SELLER

         Except as specifically set forth in the Seller Disclosure Schedule delivered by Seller to Purchaser simultaneously with the execution hereof by reference to the applicable sections hereof or as reasonably apparent on the face of such Seller Disclosure Schedule, or as specifically disclosed in or as readily inferable from the Company Financial Statements, Seller represents and warrants to Purchaser that all of the statements contained in this Article III are true as of the date of this Agreement (or, if made as of a specified date, as of such date). The inclusion of any information in any section of the Seller Disclosure Schedule or other document delivered by Seller pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

         Section 3.1 Organization. Each of Seller, the Company and each Company Subsidiary (a) is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization; (b) has all requisite corporate or other legal entity power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (c) is duly qualified or licensed to do business in every jurisdiction in which such qualification is required, in each case except for such failures that would not, individually or in the aggregate, either (i) have (A) a Company Material Adverse Effect, (B) a material adverse effect on the ability of Seller to consummate the Closing or perform its obligations under this Agreement or (C) a material adverse effect on the entity to which the failure relates or (ii) impede in any material respect or materially delay the consummation of the Closing. Seller has heretofore delivered to Purchaser true, complete and correct copies of the certificate of incorporation and by-laws of the Company as presently in effect. Section 3.1 of the Seller Disclosure Schedule sets forth a list of all the Company Subsidiaries and Minority Subsidiaries, including their jurisdiction of organization and the respective record and beneficial ownership interests therein of Seller, the Company and the Company Subsidiaries (identified by name), and, to the extent not wholly owned by Seller, the Company or any Company Subsidiary, the identity and percentage ownership interest of any other record owner.

         Section 3.2 Authorization. Seller has the requisite corporate power and authority to execute, deliver and perform this Agreement, the Relationship Agreement and the Transition Services Agreement (collectively, the "Transaction Documents") and to consummate the Closing, and IPG-Denmark has the requisite corporate power and authority to execute, deliver and perform the AISA Share Transfer Agreement. The execution, delivery and performance by Seller of the Transaction Documents and by IPG-Denmark of the AISA Share Transfer Agreement, and the consummation by Seller and IPG-Denmark of the Closing have been (or, in the case of IPG-Denmark, at Closing will have been) duly authorized by the board of directors of Seller and of IPG-Denmark, as applicable, and no other corporate action on the part of Seller is, or on the part of IPG-Denmark will be, necessary to authorize the execution, delivery and performance by Seller or IPG-Denmark of any of the Transaction Documents or the AISA Share Transfer Agreement, as applicable, or the consummation by Seller or IPG-Denmark of the Closing.

         Section 3.3 Execution; Validity of Agreement. Each of the Transaction Documents has been duly executed and delivered by Seller and, at Closing, the AISA Share Transfer Agreement will have been duly executed and delivered by IPG-Denmark, and, assuming due and valid authorization, execution and delivery in each case by Purchaser, is (or, in the case of the AISA Share Transfer Agreement, will be at Closing) a valid and binding obligation of Seller or IPG-Denmark, as applicable, enforceable against Seller or IPG-Denmark, as applicable, in accordance with its terms.

         Section 3.4 Consents and Approvals; No Violations. Except for the filing of reports by Seller under the Exchange Act and in accordance with New York Stock Exchange rules and requirements, and except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of state securities or blue sky laws, the HSR Act and applicable non-U.S. laws with respect to foreign investment and competition, none of the execution, delivery or performance of the Transaction Documents by Seller or the AISA Share Transfer Agreement by IPG-Denmark or the consummation by Seller or IPG-Denmark of the Closing will (a) conflict with or result in any breach of any provision of (i) the certificate of incorporation or by-laws of Seller or the Company or any organizational document of any Major Subsidiary or
(ii) any organizational document of any Company Subsidiary that is not a Major Subsidiary, (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Seller, the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets may be bound, (d) violate any statute, law, constitutional provision, code, regulation, ordinance, rule, ruling, judgment, decision, order, writ, injunction, decree, permit, concession, grant, franchise, license, agreement, directive, binding guideline or policy, or rule of common law, requirement of or other governmental restriction of or determination by any Government Entity or any interpretation of any of the foregoing by any Governmental Entity ("Law") applicable to Seller, any of its Subsidiaries or any of their respective properties or assets or (e) result in the creation or imposition of any Encumbrance upon the Company, any of the Company Subsidiaries, or any of their respective properties or assets, excluding from the foregoing clauses (b), (c), (d) and (e) such violations, breaches, defaults and Encumbrances which would not, individually or in the aggregate, (i) have a Company Material Adverse Effect or a material adverse effect on Seller's or IPG-Denmark's ability to consummate the Closing or perform Seller's obligations under any of the Transaction Documents or IPG-Denmark's obligations under the AISA Share Transfer Agreement, (ii) have a material adverse effect on the entity to which the violation, breach, default or Encumbrance relates or (iii) impede in any material respect or materially delay the consummation of the Closing.

         Section 3.5 Ownership and Possession of Company Shares. Seller is the record and beneficial owner of all the issued and outstanding Company Shares, free and clear of all Encumbrances whatsoever, except for any Encumbrances created by this Agreement and Encumbrances arising under applicable securities laws which will not adversely affect the transfer of the Company Shares to Purchaser or the consummation of the transactions contemplated by this Agreement.

         Section 3.6 Capitalization.

         (a) The issued and outstanding capital stock of the Company consists exclusively of the Company Shares. The Company Shares are duly authorized, validly issued, fully paid and non-assessable. There are no options, puts, warrants, calls, preemptive rights, subscriptions or other rights or agreements, arrangements or commitments to which any of Seller, the Company or any of their respective Subsidiaries is a party or by which any of them is bound (whether or not conditioned) obligating any of them (i) to issue, deliver, transfer or sell, or refrain from issuing, delivering, transferring or selling, any shares of capital stock or equity interests of the Company, or to grant, extend or enter into any such option, put, warrant, call or other right, agreement, arrangement or commitment, (ii) to repurchase, redeem or otherwise acquire, or to refrain from repurchasing, redeeming or otherwise acquiring, any shares of capital stock of the Company, or to grant, extend or enter into any such option, put, right or agreement or (iii) to vote, or to refrain from voting, any shares of capital stock or equity interests of the Company.

         (b) There are no outstanding contractual obligations of the Company or any Company Subsidiary to make payments based on the value of the shares of capital stock or other equity interests of the Company or any of its Subsidiaries or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than contractual obligations in the ordinary course of business to provide loans to Company Subsidiaries.

         Section 3.7 Subsidiaries; Intercompany Loan.

         (a) All the outstanding capital stock of, or other ownership interests in, each Company Subsidiary (i) is owned directly or indirectly by the Company, free and clear of all Encumbrances, except for any Encumbrances created by this Agreement and Encumbrances arising under applicable securities laws which will not adversely affect the consummation of the transactions contemplated by this Agreement and (ii) is duly authorized, validly issued, fully paid, nonassessable and, only in the case of capital stock or other ownership interest issued by Company Subsidiaries that are German corporations or organizations, not repaid. Seller holds its rights under the Intercompany Loan free and clear of all Encumbrances, except for any Encumbrances created by this Agreement and Encumbrances arising under applicable securities laws which will not adversely affect the transfer of the Intercompany Loan to Purchaser or consummation of the transactions contemplated by this Agreement. The Intercompany Loan is valid, binding and enforceable against the parties thereto in accordance with and subject to its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity.

         (b) Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other ownership interests, or has any obligations to acquire any capital stock or other ownership interest, in any corporation, partnership, joint venture or other entity that is not the Company, a Company Subsidiary or a Minority Subsidiary.

         (c) All the capital stock of, or other ownership interests in, each Minority Subsidiary owned, directly or indirectly, by the Company (i) is owned free and clear of all Encumbrances, except for any Encumbrances created by this Agreement and Encumbrances arising under applicable securities laws which will not adversely affect the consummation of the transactions contemplated by this Agreement and (ii) is duly authorized, validly issued, fully paid, nonassessable and, only in the case of capital stock issued by, or other ownership interest in, Minority Subsidiaries that are German corporations or organizations, not repaid.

         (d) There are no options, puts, warrants, calls, preemptive rights, subscriptions or other rights or agreements, arrangements or commitments to which Seller, the Company or any of their respective Subsidiaries is a party or by which any of them is bound (whether or not conditioned) obligating any of them (i) to issue, deliver, transfer or sell, or refrain from issuing, delivering, transferring or selling, any shares of capital stock or equity interests of any Company Subsidiary, or to grant, extend or enter into any such option, put, warrant, call or other right, agreement, arrangement or commitment,
(ii) to repurchase, redeem or otherwise acquire, or to refrain from repurchasing, redeeming or otherwise acquiring, any shares of capital stock or equity interests of any Company Subsidiary, or to grant, extend or enter into any such option, put, right or agreement or (iii) to vote, or to refrain from voting, any shares of capital stock or equity interests of any Company Subsidiary.

         (e) All the outstanding capital stock of IPG-Denmark is owned directly or indirectly by Seller. IPG-Denmark is the record and beneficial owner of the AISA Share free and clear of all Encumbrances, except for any Encumbrances created by this Agreement or the AISA Shareholder Arrangement and Encumbrances arising under applicable securities laws which will not adversely affect the transfer of the AISA Share to Purchaser or the consummation of the transactions contemplated by this Agreement. The AISA Share is duly authorized, validly issued, fully paid and nonassessable. At Closing, Purchaser will own the AISA Share free and clear of all Encumbrances and claims of third parties, except for any Encumbrances arising under applicable securities laws (which will not adversely affect the transfer of the AISA Share or the consummation of the transactions contemplated by the Agreement). In the event there is a Secondary Closing relating to the Finnish Shares: (i) Seller or a Seller Subsidiary will be the record and beneficial owner of the Finnish Shares immediately prior to such Secondary Closing; (ii) the Finnish Shares will be duly authorized, validly issued, fully paid and nonassessable; and (iii) at such Secondary Closing, Purchaser will own the Finnish Shares free and clear of all Encumbrances and claims of third parties, except for any Encumbrances arising under applicable securities laws (which will not adversely affect the transfer of the Finnish Shares or the consummation of the transactions contemplated by the Agreement).

         (f) There are no options, puts, warrants, calls, preemptive rights, subscriptions or other rights or agreements, arrangements or commitments to which Seller, the Company or any of their respective Subsidiaries is a party or by which any of them is bound (whether or not conditioned) obligating any of them (i) to deliver, transfer or sell, or refrain from delivering, transferring or selling, any shares of capital stock or equity interests of any Minority Subsidiary, or to grant, extend or enter into any such option, put, warrant, call or other right, agreement, arrangement or commitment, (ii) to purchase or otherwise acquire, or to refrain from purchasing or otherwise acquiring, any shares of capital stock or equity interests of any Minority Subsidiary, or to grant, extend or enter into any such option, put, right or agreement or (iii) to vote, or to refrain from voting, any shares of capital stock or equity interests of any Minority Subsidiary.

         Section 3.8 Company Financial Statements.

         (a) True and complete copies of the Company Financial Statements are included in Section 3.8 of the Seller Disclosure Schedule. The Company Financial Statements have been prepared in accordance with U.S. GAAP applied on a consistent basis (except as stated in the notes thereto) and on that basis fairly present, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein. All Company Subsidiaries and, if applicable, Carve-out Subsidiaries are consolidated for purposes of the Company Financial Statements except as set forth in Section 3.8(a) of the Seller Disclosure Schedule.

         (b) Except for liabilities (i) that have been included in or reserved against in the Company Financial Statements, (ii) that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (iii) that arise under any of the contracts or agreements of the Company and the Company Subsidiaries that are either listed in the Seller Disclosure Schedule or not required to be listed therein because of the amount or terms involved or (iv) that have been or are incurred after the Company Balance Sheet Date in the ordinary course of business consistent with past practice or in connection with the transactions contemplated hereunder, neither the Company nor any of its Subsidiaries has any liabilities, whether accrued or contingent, and whether or not required to be recorded or reflected on a balance sheet under U.S. GAAP.

         Section 3.9 Absence of Certain Changes. (a) Since the Company Balance Sheet Date, no event, change or circumstance that would have a Company Material Adverse Effect has occurred; (b) from the Company Balance Sheet Date to the date hereof, neither the Company nor any of the Company Subsidiaries has taken or failed to take any action that, if taken or failed to be taken, as applicable, after the date hereof, would constitute a violation of Section 5.1(a); and (c) from the Company Balance Sheet Date to the date hereof, the Company and the Company Subsidiaries have and, to the Knowledge of Seller, the Minority Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice.

         Section 3.10 Property and Assets.

         (a) The Company and the Company Subsidiaries have good title to, or a valid lease, license or right to use, all assets, properties and rights used by them except as would not have, individually or in the aggregate, a Company Material Adverse Effect. Those real and other tangible properties purported to be owned by any of the Company or its Subsidiaries are held free and clear of all Encumbrances other than (i) Encumbrances for Taxes not yet due and payable,
(ii) mechanics', materialmen's, carriers', workers', repairers', landlords' and similar Encumbrances arising or incurred in the ordinary course of business which do not relate to amounts past due, except if such amount is being contested in good faith, (iii) in the case of real property only, zoning, entitlement, building and other land use regulations that are not violated by current occupancy or use or enjoyment of such property and do not materially detract from or diminish the value thereof to the business of the Company or Company Subsidiary using such real property and (iv) in the case of real property only, customary covenants, conditions, restrictions, easements and similar restrictions of record affecting title that do not impair current occupancy or use or enjoyment of such property or materially detract from or diminish the value thereof to the business of the Company or Company Subsidiary that is using such real property (clauses (i) through (iv) being "Permitted Encumbrances"). All Encumbrances set forth in Section 3.10(a) of the Seller Disclosure Schedule that are marked with an asterisk shall be released and terminated at or prior to the Closing. All tangible assets owned or leased by the Company or any of its Subsidiaries are in satisfactory operating condition for the uses to which they are being put, subject to ordinary wear and tear and ordinary maintenance requirements, except as would not have, individually or in the aggregate, a material adverse effect on the Company or the applicable entity involved.

         (b) Section 3.10(b) of the Seller Disclosure Schedule sets forth a complete list of all Real Property and specifies which Real Property is owned and which is leased and if leased the expiration of the term of occupancy, except (when made at Closing) such list need not take into account replacements and renewals after the date hereof (relating to Real Property that is leased as of the date hereof) to the extent such replacements and renewals are effected in the ordinary course of business consistent with past practice.

         (c) The Company and the Company Subsidiaries beneficially hold all assets, properties and rights (other than the assets, properties and rights used by Seller or one or more Subsidiaries of Seller (other than the Company and the Company Subsidiaries) in the provision of those inter-company services to the Company and the Company Subsidiaries listed in Section 3.10(c) of the Seller Disclosure Schedule and other than the assets, properties and rights of Seller and its Subsidiaries (other than the Company and the Company Subsidiaries) under the arrangements set forth in Section 5.8 of the Seller Disclosure Schedule) used by the Company and the Company Subsidiaries in the conduct of the business of the Company and the Company Subsidiaries.

         Section 3.11 Leased Properties. Section 3.11 of the Seller Disclosure Schedule sets forth a true and complete list of all real property leased by the Company or any Company Subsidiary pursuant to a lease with base annual rental payments greater than $350,000 (the "Leased Properties"), except (when made at Closing) such list need not include leases that are excepted from the list described in Section 3.10(b).

         Section 3.12 Leases, Contracts and Commitments.

         (a) Section 3.12 of the Seller Disclosure Schedule sets forth a complete list of every contract, agreement, loan, lease guarantee, license, guarantee or commitment to which the Company or any of its Subsidiaries is a party that (i) provides for future payments by the Company or any Company Subsidiary, or to the Company or any Company Subsidiary, of more than $500,000 per annum and may not be canceled upon 60 days' notice without any liability, penalty or premium (excluding purchase orders, invoices, operating leasing transactions (but not capitalized leasing transactions) and oral agreements to perform a specific assignment for a client, in each case entered into or incurred in the ordinary course of business) except (when made at Closing) for contracts, agreements, loans, lease guarantees, licenses, guarantees and commitments to the extent both (A) they are entered into in the ordinary course of business consistent with past practice after the date hereof and (B) copies have been furnished to Purchaser prior to Closing; (ii) was entered into by the Company or a Major Subsidiary with an officer or director of the Company, of a Major Subsidiary or of Seller, or with an officer or director of a Company Subsidiary which is not a Major Subsidiary, involving payments of more than $60,000 remaining; (iii) was entered into by any Company Subsidiary other than a Major Subsidiary with an officer or director of the Company, of a Company Subsidiary or of Seller, involving payments of more than $100,000 remaining;
(iv) is a collective bargaining or similar agreement (including any recognition, procedural or other agreement with a trade union, works council or other body representing employees of the Company or any Company Subsidiary) except (when made at Closing) for agreements entered into after the date hereof in the ordinary course of business consistent with past practice that are amendments or renewals of agreements existing as of the date hereof (and, for the avoidance of doubt, are not agreements with a union, works council or other body that is not a party to the agreement that is currently in effect and that is being so amended or renewed); or (v) materially restricts the Company or any Company Subsidiary, or will restrict the Purchaser after consummation of the transactions contemplated hereby, from engaging in any business activity anywhere in the world (including, without limitation, any non-competition or exclusivity agreements which restricts the Company). The items set forth in Sections 3.11 and 3.12 of the Seller Disclosure Schedule are hereinafter referred to as "Contracts".

         (b) True, correct and complete copies of all of the written Contracts, including all of the amendments thereto, and descriptions of all oral Contracts have been made available to Purchaser. The Contracts are valid, binding and enforceable against the respective parties in accordance with and subject to their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity. To the Knowledge of Seller, no party to any Contract has delivered a written notice of its decision to terminate or amend (in a material respect) any Contract or to refuse to renew the same upon expiration of its term. There is not and, to the Knowledge of Seller, there has not been claimed or alleged by any Person, with respect to any Contract, any existing default, event of default or event that, with notice or lapse of time or both, would constitute a default or event of default on the part of the Company or any Subsidiary of the Company or, to the Knowledge of Seller, on the part of any other party thereto, except such defaults, events of default and other events that would not have, individually or in the aggregate, a Company Material Adverse Effect.

         Section 3.13 Insurance. Section 3.13 of the Seller Disclosure Schedule lists all insurance policies (including generally applicable deductibles) that provide coverage with respect to the business or assets of the Company or any of the Company Subsidiaries, except (when made at Closing) for insurance policies entered into or renewed or replaced in the ordinary course of business consistent with past practice after the date hereof. All assets and risks of the Company and the Company Subsidiaries are covered by valid and currently effective insurance policies in such types and amounts as are consistent with customary practices and standards of companies engaged in business and operations similar to those of the Company and the Company Subsidiaries.

         Section 3.14 Litigation. Each of the Company and the Company Subsidiaries is not a party to, or the subject of, or, to the Knowledge of Seller, threatened to be made a party to or the subject of, any actions at law or in equity, suits, proceedings or hearings, and is not a party to, or the subject of or, to the Knowledge of Seller, threatened to be made a party to or the subject of any investigation, by, of, in or before any Governmental Entity that (a) involves a claim in excess of $500,000 or (b) has had, or if decided adversely to the Company or such Company Subsidiary, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (c) has had or would reasonably be expected to have a material adverse effect on the applicable entity involved. Neither Seller nor any Seller Subsidiary (including the Company and the Company Subsidiaries) is a party to or, to the Knowledge of Seller, threatened to be made a party to any actions at law or in equity, suits, proceedings, hearings or investigations of, in or before any Governmental Entity (A) which has had, or if decided adversely to Seller or any Seller Subsidiary would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the Company or any Major Subsidiary or (B) that, as of the date hereof, questions or challenges the validity of any of the Transaction Documents or the AISA Share Transfer Agreement or any action taken or to be taken by Seller, the Company or any Company Subsidiary pursuant to any of the Transaction Documents or the AISA Share Transfer Agreement. None of Seller, the Company or the Company Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or material adverse effect on the Company or any Major Subsidiary.

         Section 3.15 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or any Major Subsidiary, (a) the Company and each Company Subsidiary is in compliance with all applicable Environmental Laws, (b) neither the Company nor any Subsidiary of the Company has received any written notice with respect to the business of, or any property owned or leased by, the Company or any such Subsidiary from any Governmental Entity or third party alleging that the Company or any such Subsidiary is not in material compliance with any Environmental Law, (c) there has been no Release of a "hazardous substance", "pollutant", "contaminant" or "waste material" as such terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. ss. 9601 et seq., or other applicable U.S. federal, state or local Law or any foreign Law ("Hazardous Substance"), in excess of a reportable quantity on any Real Property, (d) each of the Company and the Company Subsidiaries has obtained and is in compliance with the conditions of all Permits required under any applicable Environmental Law, (e) none of the Company or any Company Subsidiary has received, within the last three years, any written notice, request for information, complaint or administrative or judicial order and there is no action, suit or proceeding pending, or to the Knowledge of Seller, there is no action, suit or proceeding threatened or investigation pending or threatened, by, in or before any Governmental Entity, alleging or asserting liability or potential liability against the Company or any Company Subsidiary in connection with any Environmental Law and (f) to the Knowledge of Seller, there are no past or present conditions or circumstances at, or arising out of, the operations of the Company or any of its Subsidiaries, including, but not limited to, on-site or off-site disposal or Release of Hazardous Substance that are reasonably likely to result in (i) liabilities or obligations for any clean-up, remediation or corrective action under any Environmental Law, (ii) claims arising under any Environmental Law for personal injury, property damage or damage to natural resources or (iii) fines or penalties arising under any Environmental Law.

         Section 3.16 Compliance with Laws and Standards. (a) Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity (each, a "Permit") that are necessary for it to carry on its business as it is now being conducted and no suspension or cancellation of any of the foregoing is pending or, to the Knowledge of Seller, threatened and (b) neither the Company nor any of the Company Subsidiaries is in violation of any applicable Law, except, in the case of both (a) and (b), for such failures to possess, suspensions, cancellations and violations that would not have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the entity to which the failure to possess, violation, suspension or cancellation relates, and (c) each of the Company and the Company Subsidiaries comply, in all material respects, with (i) CASRO standards in their respective U.S. activities and (ii) ESOMAR standards in their respective European activities.

         Section 3.17 Employee Benefit Plans.

         (a) Section 3.17(a) of the Seller Disclosure Schedule contains a true and complete list of all Plans. The Company has heretofore made available to Purchaser, as applicable, with respect to each Plan, a true and complete copy of
(i) each written Plan and a description of material oral Plans and any amendments thereto, (ii) each agreement creating or modifying any related trust or other funding vehicle, (iii) the last two IRS Form 5500's and schedules thereto, (iv) each summary plan description, (v) the most recent actuarial report required under ERISA or other applicable Law, and (vi) all written correspondence with the IRS, U.S. Department of Labor and PBGC or, with respect to Plans maintained in a jurisdiction outside the United States, other applicable Governmental Entity concerning any material controversy.

         (b) No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full.

         (c) The PBGC has not instituted proceedings to terminate any Title IV Plan and no condition exists that presents a material risk that such proceedings will be instituted.

         (d) No Title IV Plan is a "multi-employer pension plan," as defined in
Section 3(37) of ERISA, nor is any Title IV Plan a plan described in Section 4063(a) of ERISA. Neither the Company nor any Company Subsidiary has within the past six years incurred or experienced an event which could or has given rise to a withdrawal liability under Section 4201, 4063, 4064, 4071 or 4243 of ERISA or any actual or contingent liability under Section 4204 of ERISA.

         (e) To the Knowledge of Seller, each Plan has been operated and administered in all material respects in accordance with its terms, collective bargaining agreements and applicable Law, including ERISA and the Code, including, to the extent required by the terms of the Plan or applicable Law, the making of timely contributions.

         (f) Each Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS with respect to such qualification and, with respect to any Plan maintained outside of the United States that provides for pension benefits and that is intended to be qualified under the Law of the relevant jurisdiction, such Plan has obtained formal approval or qualification by and/or due registration with the appropriate tax authorities in each jurisdiction in which such qualification is required by Law or is substantially uniformly done in practice, or the time for obtaining such approval has not expired, and, to the Knowledge of Seller, no event or circumstance exists that has or is likely to materially adversely affect such qualification or exemption.

         (g) With respect to any Title IV Plan, (i) there has been no failure to make any contribution, pay any amount due or meet the minimum funding standards as required by Section 412 of the Code, Section 302 of ERISA or the terms of any such Plan, (ii) no Title IV Plan has incurred an accumulated funding deficiency within the meaning of Section 412 of the Code whether or not waived, (iii) the assets of the Company and each Company Subsidiary are not subject to any lien imposed under Code Section 412(n) or ERISA Section 302 by reason of a failure of the Company, any Company Subsidiary, or any ERISA Affiliate to make timely installments or other payments required under Code Section 412 and (iv) there has been no "reportable event," as defined in Section 4043(6) of ERISA, other than a reportable event for which notice has been waived.

         (h) Except as would not, individually or in the aggregate, be reasonably expected to result in any material liability for the Company or any Company Subsidiary, there are no actual, pending or threatened claims, actions or lawsuits, other than routine claims for benefits in the ordinary course, asserted or instituted against (i) any Plan or its assets, (ii) any ERISA Affiliate with respect to any Title IV Plan, or (iii) any fiduciary with respect to any Plan for which the Company, any Company Subsidiary, or any ERISA Affiliate may be directly or indirectly liable, through indemnification obligations or otherwise.

         (i) Within the last six years, neither the Company, any Company Subsidiary, nor any ERISA Affiliate has transferred any assets or liabilities of a Title IV Plan which would reasonably be expected to give rise to any liability under Section 4212(c) or Section 4069 of ERISA.

         (j) Neither the Company, any Company Subsidiary, nor any ERISA Affiliate has engaged, directly or indirectly, in a non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) in connection with any Plan which would reasonably be expected to have a Company Material Adverse Effect.

         (k) During the last two years through the date hereof, there have been no amendments to any Plan which require security pursuant to Section 401(a)(29) of the Code. Since the Company Balance Sheet Date, there have been no amendments to any Plan and no written interpretations or announcements (whether or not written) by the Company, any Company Subsidiary or any ERISA Affiliate relating to any Plan, which resulted in or would reasonably be expected to result in a material increase in the accrued or promised benefits of any employees of the Company or any Company Subsidiary or any material increase in the level of expense incurred in respect thereof.

         (l) Each Plan that provides welfare benefits has been operated in compliance with all requirements of (i) Sections 601 through 609 of ERISA, (ii)
Section 162(i)(2) and (k) of the Code and regulations thereunder (prior to 1989) and (iii) Section 4980B of the Code and regulations thereunder after 1988, relating to the continuation of coverage under certain circumstances in which coverage would otherwise cease, except for any instances of non-compliance that would not, individually or in the aggregate, be reasonably expected to result in a material liability to the Company or any Company Subsidiary. Neither the Company, any Company Subsidiary, nor any ERISA Affiliate has contributed to a nonconforming group health plan (as defined under Code Section 5000(c)) and no ERISA Affiliate has incurred a tax under Section 5000(a) of the Code which would reasonably be expected to result in a material liability of the Company, any Company Subsidiary, or any ERISA Affiliate. The Company and each Company Subsidiary has complied in all material respects with the requirements of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") with respect to each Plan that provides welfare benefits. The Seller does not maintain any plan which is an "employee welfare benefit plan" (as such term is defined under Section 3(1) of ERISA) that has provided any "disqualified benefit" (as such term is defined in Section 4976(b) of the Code) with respect to which an excise tax could be imposed under Section 4976 that would be reasonably likely to result in a Company Material Adverse Effect. Except for the Plans listed in Section 3.17(a) of the Disclosure Schedule, the Company, any Company Subsidiary or any ERISA Affiliate does not and has not maintained, sponsored or provided post retirement medical benefits, post retirement death benefits or other post retirement welfare benefits except as required by Section 4980B of the Code and at the sole expense of the participant or the beneficiary of the participant.

         (m) The Company, each Company Subsidiary, and its ERISA Affiliates have paid when due all applicable premiums on any insurance contract funding a Plan, for coverage provided through the Closing Date except for instances of late payment which would not reasonably be expected to result in loss of coverage or a material liability to the Company or any Company Subsidiary.

         (n) The execution of this Agreement and the consummation of the transactions contemplated hereby, do not constitute a triggering event under any Plan, policy, arrangement, statement, commitment or agreement, whether or not legally enforceable, which (either alone or upon the occurrence of any additional or subsequent event) will result in any obligation of the Company, any Company Subsidiary or any ERISA Affiliate to make any payment (whether of severance pay, including and not limited to, salary, related vacation pay, pension pay and other similar payments and costs, or otherwise) or to accelerate, vest or increase the amount of benefits payable to any employee or former employee or director of the Company, any Company Subsidiary or any ERISA Affiliates. Other than pursuant to a Plan disclosed in Section 3.17(a) of the Seller Disclosure Schedule, no employee of the Company or its Subsidiaries is entitled to severance benefits in excess of $100,000 upon a termination of employment. For the avoidance of doubt, Seller shall satisfy any and all obligations to William E. Lipner and Patrick G. Healy (and neither Purchaser nor the Company or any Company Subsidiary shall have any obligation) under the Bonus Pool Agreement, dated February 2, 2003, by and between Seller, William E. Lipner and Patrick G. Healey.

         (o) No amounts paid or payable by the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement will fail to be deductible for federal income tax purposes by reason of Section 280G of the Code or result in the imposition of any excise tax under Section 4999 of the Code.

         (p) Except for the NFO Research Inc. Pension Plan, as of the Closing Date, no Title IV Plan that is maintained by the Company or any Company Subsidiary has any "Unfunded Pension Liability." For purposes of this Agreement, Unfunded Pension Liability shall mean, as of any determination date, the amount, if any, by which the present value of all benefit liabilities (as that term is defined in Section 4001(a)(16) of ERISA) of a plan subject to Title IV of ERISA exceeds the fair market value of all assets of such plan, all determined using the actuarial assumptions that would be used by the PBGC in the event of a termination of the plan on such determination date.

         (q) No Plan that is maintained by the Company or any Company Subsidiary is designed in whole or in part to hold equity securities of the Company, any Company Subsidiary or any ERISA Affiliate ("Employer Stock"), and Employer Stock does not comprise a significant portion of the assets used to fund any Plan maintained by the Company or any Company Subsidiary.

         (r) Other than with respect to (i) The Interpublic Group of Companies Health and Welfare Trust, (ii) the Executive Deferred Compensation Plan, (iii) split dollar life insurance policies for certain executives, (iv) certain contractual retirement benefits payable to Joseph M. Migliara, (v) Plans intended to be "qualified" within the meaning of Section 401(a) of the Code and
(vi) insurance policies and other contracts with respect to Plans that are welfare benefit plans, no assets have been set aside in a trust, account or other similar vehicle or otherwise segregated from the general assets of the Company or the Company Subsidiaries in order to provide for the payment of benefits under any Plans.

         (s) As of the Company Balance Sheet Date, there is no material unfunded liability that is not reflected on the Company Financial Statements in accordance with U.S. GAAP with respect to any Plan (including any Plan maintained in a jurisdiction outside the United States) that is a "plan deferring the receipt of compensation" within the meaning of Section 404(a) of the Code and the U.S. Treasury Regulations promulgated thereunder (including without limitation U.S. Treasury Regulation Section 1.404(a)-1(a)(2) thereunder), it being understood that such term does not, or shall be deemed not to, include any individual agreement deferring the receipt of compensation that is not part of a series of substantially similar individual agreements, any equity-based incentive plan or any Plan providing welfare benefits. For the avoidance of doubt, this representation shall not be construed as any assurance concerning the funded status of the NFO Research Inc. Pension Plan and the Executive Deferred Compensation Plan.

         (t) As of the Company Balance Sheet Date, with respect to each funded and unfunded Plan providing Retirement Benefits and maintained in a jurisdiction outside the United States (other than any Plan that is a statutory pension plan or an insured plan), there is no unfunded current liability that is not reflected on the Company Financial Statements in accordance with U.S. GAAP.

         (u) Except to the extent expressly contemplated by Section 5.6(h) of this Agreement, to the Knowledge of Seller, neither the Company nor any Company Subsidiary is, or will be, subject to any material liability under the terms of or in connection with any Plan maintained by Seller or any of its Affiliates under which payments or benefits are based on the value of the stock or other securities issued by Seller or which obligates the Company or any Company Subsidiary to deliver or otherwise transfer stock or other securities issued by Seller.

         (v) The Company and each Company Subsidiary have complied in all material respects with the legal requirements applicable to being the transferee, during the twelve months preceding the date hereof, of an undertaking or business (or part of a business or undertaking) as contemplated by the Council Directive 77/187/EEC or under any agreement for such a transfer.

(w) To the Knowledge of Seller, no defined contribution Plan maintained in a jurisdiction outside the United States provides or is liable to provide any benefits other than defined contribution benefits that would result in a material current liability as of the Company Balance Sheet Date that is not reflected on the Company Financial Statements in accordance with U.S. GAAP.

         Section 3.18 Tax Matters.

         (a) The Company, each Company Subsidiary and any consolidated group for Tax purposes of which the Company and/or any Company Subsidiary is or has been a member after April 20, 2000 have timely filed (or there have been filed on their behalf) with appropriate taxing authorities all Tax Returns required to be filed by them on or prior to the date hereof (or if this representation is made as of Closing, on or prior to the Closing Date) and such Tax Returns are complete and correct in all material respects.

         (b) There are no Encumbrances for Taxes upon any property or assets of the Company or any Company Subsidiary, except for Encumbrances for Taxes not yet due.

         (c) No federal, state, local or foreign audits, examinations, investigations or other administrative proceedings (such audits, examinations, investigations and other administrative proceedings referred to collectively as "Audits") or court proceedings are presently pending or to the Knowledge of Seller, threatened with regard to any Taxes or Tax Returns filed by or on behalf of the Company or any Company Subsidiary.

         (d) There are no requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any Company Subsidiary which are currently in effect.

         (e) Neither the Company nor any of the Company Subsidiaries is a party to any tax sharing, tax indemnity or other similar agreement or arrangement with any Person. Neither the Company nor any Company Subsidiary has any liability or potential liability to another party under any tax sharing, tax indemnification or other similar agreement or arrangement.

         (f) The Company, each Company Subsidiary and any consolidated group of which the Company and/or any Company Subsidiary is or has been a member after April 20, 2000 have paid all Taxes shown on the Tax Returns or otherwise required by Law.

         (g) The Company has provided adequate accruals for itself and its consolidated subsidiaries (without taking into account any reserve for deferred Taxes) in its most recent Company Financial Statements for any Taxes that had not yet been paid as of the date of such Company Financial Statements, whether or not shown as due on the Tax Returns. Except for Taxes incurred in the ordinary course of business, neither the Company nor any Company Subsidiary has any liability for unpaid Taxes accruing after the date of the Company's most recent Company Financial Statements.

         (h) Neither the Company nor any Company Subsidiary has been or will be required by virtue of the sale of the Company Shares to include any adjustment in income for any fiscal year or other period pursuant to Section 481 or Section 263A of the Code or any comparable provision of state, local or foreign Tax Law as a result of any events, transactions or accounting methods employed prior to the sale of the Company Shares.

         (i) The Company is not a "United States real property holding corporation" within the meaning of Section 897 of the Code.

         (j) Neither the Company nor any Company Subsidiary has participated in any "reportable transaction" within the meaning of U.S. Treasury Regulation
Section 1.6011-4, except where the failure to report such transaction in accordance with such regulation would not be reasonably expected to have a Company Material Adverse Effect.

         Section 3.19 Intellectual Property.

         (a) The Company or a Company Subsidiary owns, or is licensed to use or otherwise possesses legally enforceable rights in, the Company Intellectual Property free and clear of all Encumbrances other than Permitted Encumbrances and, with respect to Company Intellectual Property licensed to the Company or any Company Subsidiary, other than Encumbrances that are inherent as part of the relevant license agreements or understandings that permit such use (provided that such agreements have been made available to Purchaser prior to the date hereof) which do not adversely affect the Company's or such Company Subsidiary's use as presently used and will not affect their use after the Closing if they are used in the same way. There are no oppositions, protests, cancellations, invalidity proceedings, interferences, re-examination proceedings, reissue proceedings, complaints, suits or hearings with any regulatory or judicial body or, with respect to any issued Patents owned by the Company and/or any Company Subsidiary, any actions in pending prosecution of patent applications owned by the Company or any Company Subsidiary that could negatively impact the scope, validity, or enforceability of such issued Patents in such a manner as would result in a Company Material Adverse Effect or a material adverse effect on the Company or Company Subsidiary involved (collectively, "Adverse Claims"), pending with respect to any Company Intellectual Property owned by the Company or any Company Subsidiary and, to the Knowledge of Seller, there are no Adverse Claims pending against the Company or any Company Subsidiary with respect to any Company Intellectual Property not owned by the Company or any Company Subsidiary, or threatened against the Company or any Company Subsidiary with respect to any Company Intellectual Property. The use by the Company or any of the Company Subsidiaries of the Company Intellectual Property does not infringe any Intellectual Property rights of any third party, and neither the Company nor any Company Subsidiary has received any written notice from any third party challenging the right of the Company or any Company Subsidiary to use any of the Company Intellectual Property. No breach or default (or event which with notice or lapse of time or both would result in an event of default) by the Company or any Company Subsidiary exists or has occurred, but not been cured, under any License and the consummation of the transactions contemplated by this Agreement will not violate or conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a forfeiture under, or constitute a basis for termination of, any such License. The Company and the Company Subsidiaries have used reasonable efforts to reasonably protect and maintain their respective rights in the Company Intellectual Property, and there have been no acts or omissions by either the Company or any of its Subsidiaries, the result of which would be to compromise the rights of either the Company or any of its Subsidiaries to apply for or enforce appropriate legal protection of such Company Intellectual Property, except for such failures, acts, omissions and compromises that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect or a material adverse effect on the Company or Company Subsidiary involved. To the Knowledge of Seller, no Person is infringing, violating or misappropriating any of the Company Intellectual Property. Set forth on Section 3.19(a) of the Seller Disclosure Schedule is a list of all Trademarks, Patents and material Computer Software (excluding any shrink-wrap licenses) owned or used by the Company and/or any Company Subsidiary, except (when made at Closing) for such changes occurring after the date hereof in the ordinary course of business consistent with past practice to the extent not inconsistent with
Section 5.1.

         (b) There are no material malfunctions or design failures with respect to the Computer Software owned or used by the Company and the Company Subsidiaries and related items of systems hardware (the "Hardware"), and the Hardware has been satisfactorily maintained and supported. The Hardware and the Computer Software owned or used by the Company and the Company Subsidiaries have adequate capability and capacity for the current requirements of the operation of the respective businesses of the Company and each of the Company Subsidiaries for the processing and other functions required to be performed by such entities. The Company and each of the Company Subsidiaries has reasonably adequate procedures to protect internal and external security of the Hardware, Computer Software owned or used by the Company and the Company Subsidiaries, and the data and databases of their respective businesses, including, without limitation, procedures for preventing unauthorized access, preventing the introduction of a computer virus, and taking and storing on-site and off-site back-up copies of the Computer Software owned or used by the Company and the Company Subsidiaries and data. Disaster recovery plans are in effect and are considered reasonably adequate to ensure that the Hardware, the Computer Software owned or used by the Company and the Company Subsidiaries, and any data relating to their respective businesses can be replaced or substituted without material disruption to their respective businesses. The billing information generated by the Computer Software owned or used by the Company and the Company Subsidiaries, and related Hardware is accurate, and the Computer Software owned or used by the Company and the Company Subsidiaries and the Hardware are otherwise reasonably adequate for the conduct of each of the Company's and the Company Subsidiaries' respective businesses as currently conducted. All third party software residing on each of the Company's and the Company Subsidiaries' computer systems is properly licensed, and neither the Company or any of the Company Subsidiaries has made any unlicensed copies of such software except those permitted for archival and back-up purposes. All Computer Software owned or used by the Company and the Company Subsidiaries will continue to be available for use by each and any of them after the Closing in the same manner as used prior to Closing, except for the PeopleSoft license.

         Section 3.20 Labor Matters.

         (a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on a Major
Subsidiary:

              (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending, or to the Knowledge of Seller, threatened against the Company or any Subsidiary of the Company;

              (ii) there is no unfair labor practice charge or complaint against the Company or any Subsidiary of the Company pending or, to the Knowledge of Seller, threatened before the National Labor Relations Board, or the equivalent body in any jurisdiction in which the Company or any Company Subsidiary conducts business.

         (b) Neither the Company nor any Subsidiary of the Company is a party to or bound by any collective bargaining, recognition, procedural or other agreement with any labor organization or trade union except (when made at Closing) for such agreements excepted from Section 3.12(a)(iv);

         (c) No labor union has been certified by the National Labor Relations Board or any equivalent body in any jurisdiction in which the Company or any Company Subsidiary conducts business, as bargaining agent for any of the employees of the Company or any Subsidiary of the Company.

         (d) Since the enactment of the WARN Act, neither the Company nor any Subsidiary of the Company has effectuated a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Subsidiary of the Company, and there has not occurred a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Subsidiary of the Company.

         Section 3.21 Absence of Questionable Payments. Except as would not violate any applicable Law:

         (a) none of Seller, the Company, any of their respective Subsidiaries, or any director, officer, agent, employee or any other Person acting on behalf of Seller, the Company or any of their respective Subsidiaries has, directly or indirectly, given, made or agreed to give or make any commission, payment, gratuity, gift, political contribution or similar benefit to a customer, supplier, or employee or official of any governmental body or agency or any other Person who is or may be in a position to help or hinder Seller, the Company or any Company Subsidiary, or assist Seller, the Company or any Company Subsidiary, in connection with any proposed transaction; and

         (b) none of Seller, the Company or any Company Subsidiary, director, officer, agent, employee, or other Person acting on behalf of Seller, the Company or any Company Subsidiary has (i) used any corporate or other funds for contributions, payments, gifts or entertainment, or made any expenditures relating to political activity to, or on behalf of, employees of any governmental body or agency or others, or (ii) accepted or received any contributions, payments, gifts or expenditures.

         Section 3.22 Insight Express, L.L.C. (i) As of the date hereof, Section
3.22 of the Seller Disclosure Schedule sets forth a complete list of the agreements and other documents related to the Company's ownership and investment in Insight Express, L.L.C. ("IX, LLC") (collectively, the "Insight Documents");
(ii) as of the date hereof, true, correct and complete copies of the Insight Documents have been provided to Purchaser; (iii) as of the date hereof, Section
3.22 of the Seller Disclosure Schedule contains a list compiled by IX, LLC of all outstanding options relating to IX Holdings Co, Inc., including the option holder, exercise price and expiration date of each option; (iv) the Insight Documents have not been modified and are in full force and effect; (v) neither IX, Inc. nor, as of the date hereof and to the Knowledge of Seller, any other party to the Insight Documents is in default of its obligations thereunder; (vi) the mergers (specifically, the merger of IX Holding Co., Inc. with and into IX, Inc., to be followed by the merger of Greenhill 1999 Equity Holdings Corporation with and into the surviving corporation of such initial merger hereinafter the "Mergers") referred to in Section 8 of the Master Investors Rights Agreement, dated October 18, 1999 ("Master Investors Rights Agreement") by and among IX, Inc., IX Holding Co., Inc., IX, LLC and the other persons named therein, have not taken place; (vii) as of the date hereof, if the Mergers were to occur in connection with an initial public offering or a Company Sale (as defined in the Master Investor Rights Agreement), the pro forma fully diluted ownership interest of the Company in the surviving corporation of the Mergers would be fifty percent (50%); (viii) IX, LLC has not assigned, and has not agreed to assign, to any third party its put purchase obligation, as described in Section 6 of the Master Investors Rights Agreement; (ix) as of the date hereof, IX, Inc. currently has two designees on the three member Board of Representatives of IX, LLC; (x) as of the date hereof, no claim for indemnity under the Indemnification Agreement, included in the Insight Documents, has been made, is pending or, to the Knowledge of Seller, is threatened and no claim has been made or, to the Knowledge of Seller, threatened by Walker Digital which could reasonably be expected to lead to a claim of indemnity under such agreement; and (xi) IX, Inc. has not exercised its right to call the equity of IX, LLC that is not owned by the Company or any of the Company Subsidiaries (as described in Section 7 of the Master Investor Rights Agreement or otherwise).

Section 3.23      Privacy and Panel Operations.

         (a) (i) The Company and the Company Subsidiaries have established reasonable technological and procedural measures to protect data collected from visitors to all Internet websites operated by any of them ("Websites"), users of their products and services, data subjects and panel members against loss, theft, unauthorized access or disclosure; (ii) except as permitted by applicable Law or the CASRO and ESOMAR standards, the Company and the Company Subsidiaries do not knowingly collect personally identifiable information from or target children under the age of 13 in connection with their respective businesses;
(iii) all data relating to children under the age of 13 is collected by the Company and the Company Subsidiaries in accordance with any applicable COPPA and comparable Laws in the jurisdictions in which the Company and the Company Subsidiaries conduct business (collectively, "COPPA Laws"); (iv) other than in a manner both consistent with industry practice and applicable Law, neither the Company nor any Company Subsidiary sells, rents or otherwise makes available to third parties any personally identifiable data submitted by visitors of the Websites, users of their products and services, data subjects or panel members;
(v) the Company and each Company Subsidiary take reasonable measures to protect and maintain the confidential nature of the information provided by Website visitors, users of their products, data subjects and panel members and comply with all applicable privacy laws and regulations regarding the disclosure and use of personal data, including any applicable provisions of HIPAA, GLB and EU Data Privacy Act; (vi) other than restrictions of applicable Law or pursuant to the CASRO and ESOMAR standards, the Company and each Company Subsidiary is not restricted in their respective use and/or distribution of personal data (as necessary for the conduct of their current business) collected in connection with their respective businesses; and (vii) none of Seller, the Company or any Company Subsidiary is a party to any contract, agreement or arrangement or subject to any obligation that, following Closing, would prevent the Company and the Company Subsidiaries from using the personal data each of them currently possesses in a manner that is both (A) consistent with applicable Law and applicable CASRO and ESOMAR standards regarding the disclosure and use of data and (B) consistent, in all material respects, with its current practices.

         (b) The panels of individuals willing to participate in surveys or other research conducted by the Company or the Company Subsidiaries (the "Panels") are proprietary to the Company and the Company Subsidiaries and the data of the panel members is held on secure databases within the control of the Company or the Company Subsidiaries, and which are regularly cleaned, maintained and augmented. There are no claims, suits, proceedings or other actions pending or, to the Knowledge of Seller, threatened, by any individual with respect to his or her privacy or participation in any Panel survey conducted by the Company or any of the Company Subsidiaries. All applicable know-how for the maintenance and operation of the Panels is properly documented and recorded, and the operations are run by suitably qualified and experienced personnel and run on computer and other information technology equipment that is in good working order, functions in accordance with its specification and has been and is being properly and regularly maintained and replaced. All survey work involving Panels is conducted in accordance with COPPA Laws. As of April 30, 2003, the statements in Section 3.23(b) of the Seller Disclosure Schedule are accurate in all material respects. Since April 30, 2003 there has been no material adverse change with respect to the statements in Section 3.23(b) of the Seller Disclosure Schedule.

         Section 3.24 No Interest. Other than with respect to the Purchaser Shares as contemplated hereby or by the Relationship Agreement: neither Seller nor any Seller Subsidiary holds any Interest as of the date hereof, and except as notified to Purchaser in writing, after the date hereof neither Seller nor any Seller Subsidiary or, to the Knowledge of Seller, any Seller Minority Subsidiary holds any Interest.

         Section 3.25 Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any brokers' or finder's fee or other commission or similar fee in connection with the transactions contemplated by the Transaction Documents and the AISA Share Transfer Agreement, except for Goldman, Sachs & Co., whose fees and expenses will be paid by Seller in accordance with Seller's agreement with such firm.

         Section 3.26 Reorganizations. As of the Closing, the Company and the Company Subsidiaries shall have used their reasonable best efforts to duly consummate the reorganizations described on Schedule 3.26 of the Seller Disclosure Schedule and all actions in connection therewith shall have been taken in accordance with applicable Law and without giving rise to any right of any third party (including any creditor or insolvency practitioner) to unwind, dispute or seek damages in connection with such reorganizations.

         Purchaser acknowledges that, except for the representations and warranties contained in this Article III or any certificate delivered at Closing by Seller pursuant to Section 6.2(c), neither Seller nor any other Person acting on behalf of Seller, makes any representation or warranty, express or implied, including with respect to the due diligence materials and discussions.

                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Except as specifically disclosed in or as readily inferable from the Purchaser Financial Statements and/or as set forth in a written press release or written, publicly available report to its shareholders (including the Annual Report and Accounts 2002) that, in each case, was published on or after January 1, 2002 and before the date hereof, Purchaser represents and warrants to Seller that all of the statements contained in this Article IV are true as of the date of this Agreement (or, if made as of a specified date, as of such date). The inclusion of any information in any document delivered by Purchaser pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

         Section 4.1 Organization. Purchaser (a) is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization; (b) has all requisite corporate or other legal entity power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and
(c) is duly qualified or licensed to do business in every jurisdiction in which such qualification is required, in each case except for such failures that would not, individually or in the aggregate, either (i) have (A) a Purchaser Material Adverse Effect or (B) a material adverse effect on the ability of Purchaser to consummate the Closing or perform its obligations under this Agreement or (ii) impede in any material respect or materially delay the consummation of the Closing. Purchaser has heretofore delivered to Seller (or to its attorneys) true, complete and correct copies of its Memorandum and Articles of Association as presently in effect.

         Section 4.2 Authorization; Validity of Agreement.

         (a) Purchaser has the requisite corporate or other legal entity power and authority to execute, deliver and (subject, in relation to Closing and borrowing under the Loan Agreement only, to the Purchaser Shareholder Approval and Admission) perform the Transaction Documents and the AISA Share Transfer Agreement and to consummate the Closing. The board of directors of Purchaser (or a duly authorized committee thereof) has by resolution (i) approved the transactions contemplated by this Agreement, the Loan Agreement and the Placement Agreement; (ii) determined that such transactions are in the best interests of Purchaser; (iii) determined that it will propose, for the approval of Purchaser's shareholders, the transactions contemplated by this Agreement and the Loan Agreement and, subject to Purchaser's directors' fiduciary duties, recommend that such shareholders approve such transactions; and (iv) approved the issuance of a public announcement in relation to such transactions. The execution, delivery and (subject, in relation to Closing and borrowing under the Loan Agreement only, to the Purchaser Shareholder Approval and Admission) performance by Purchaser of the Transaction Documents, the AISA Share Transfer Agreement, the Loan Agreement, Placement Agreement, the issuance of the Purchaser Shares, the consummation by Purchaser of the Closing and consummation of the transactions contemplated by the Loan Agreement and the Placement Agreement have been (or, in the case of the AISA Share Transfer Agreement, at Closing will have been) duly approved by resolution of the board of directors of Purchaser (or by a duly authorized committee thereof) and no other corporate action on the part of Purchaser is (or, in the case of the AISA Share Transfer Agreement, will be at Closing) necessary to authorize the execution, delivery and (subject, in relation to Closing and borrowing under the Loan Agreement only, to the Purchaser Shareholder Approval and Admission) performance of the Transaction Documents, the AISA Share Transfer Agreement, the Loan Agreement, the Placement Agreement, the issuance of the Purchaser Shares, the consummation by Purchaser of the Closing and consummation of the transactions contemplated by the Loan Agreement and the Placement Agreement.

         (b) Each of the Transaction Documents has been, and the AISA Share Transfer Agreement, at Closing, will have been, duly executed and delivered by Purchaser, and, assuming due and valid authorization, execution and delivery thereof by Seller, is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

         Section 4.3 Consents and Approvals; No Violations. Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities or blue sky laws, the HSR Act and applicable non-U.S. laws with respect to foreign investment, antitrust and competition, Admission, the Purchaser Shareholder Approval and the rules and regulations of the London Stock Exchange and the UKLA, none of the execution, delivery or performance of the Transaction Documents, the AISA Share Transfer Agreement, the Loan Agreement and the Placement Agreement by Purchaser or the consummation by Purchaser of the Closing, the transactions contemplated by the Loan Agreement or the transactions contemplated by the Placement Agreement will (a) conflict with or result in any breach of any provision of any constitutional document of Purchaser, (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser is a party or by which it or any of its properties or assets may be bound, (d) violate any Law applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets or (e) result in the creation or imposition of any Encumbrance upon Purchaser, excluding from the foregoing clauses (b), (c), (d) and (e) such violations, breaches, defaults and Encumbrances which would not, individually or in the aggregate, either (i) have a Purchaser Material Adverse Effect or have a material adverse effect on Purchaser's ability to consummate the Closing or perform its obligations under any of the Transaction Documents, the AISA Share Transfer Agreement, the Loan Agreement or the Placement Agreement or (ii) impede in any material respect or materially delay the consummation of the Closing.

         Section 4.4 Acquisition of Company Shares, AISA Share and Intercompany Loan for Investment; Ability to Evaluate and Bear Risk.

         (a) Purchaser is acquiring the Company Shares, the AISA Share and the Intercompany Loan (and, if there is a Carve-out Event in respect of NFO Infratest OY, the Finnish Shares) for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Company Shares, the AISA Share or the Intercompany Loan (or, if applicable, the Finnish Shares). Purchaser agrees that the Company Shares, the AISA Share and the Intercompany Loan (and, if there is a Carve-out Event in respect of NFO Infratest OY, the Finnish Shares) may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and qualification under any applicable state securities laws, except pursuant to an exemption from such registration under such Act and qualification under such laws.

         (b) Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act and is able to bear the economic risk of holding the Company Shares, the AISA Share and the Intercompany Loan for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in Company Shares, the AISA Share and the Intercompany Loan.

         Section 4.5 Availability of Funds. (a) Purchaser will, subject to satisfaction of the condition set forth in Section 6.2(d), have sufficient immediately available U.S. Dollar cash funds at the Closing to pay the Estimated Cash Purchase Price and to consummate the Closing. Purchaser has provided Seller (or its attorneys) with true and complete copies of the Placement Agreement and the facilities agreement, dated May 13, 2003, between, amongst others, Barclays Capital, Lloyds TSB Bank plc, Societe Generale, The Royal Bank of Scotland plc and Purchaser (the "Loan Agreement"). To the Knowledge of Purchaser, the lenders under the Loan Agreement (the "Lenders") are satisfied with the terms and conditions of this Agreement.

         (b) Each of the Loan Agreement and the Placement Agreement (i) has been duly executed and delivered by Purchaser and is, assuming due and valid authorization, execution and delivery thereof by the parties thereto other than Purchaser, a valid and binding agreement, enforceable (subject to the availability of discretionary equitable remedies) against the parties thereto in accordance with its terms; (ii) is, to the Knowledge of Purchaser, in full force and effect, subject to termination after the date hereof in accordance with its terms; (iii) has not been amended or rescinded (and, to the Knowledge of Purchaser, there have been no waivers thereunder) in a way which would adversely affect the satisfaction of any of the conditions to Closing set forth in Article VI or Purchaser's ability to pay the Estimated Cash Purchase Price and consummate the Closing.

         (c) As of the date hereof there exists no Major Breach (as such term is defined in the Loan Agreement) or an event which constitutes a Major Default (as is set out in paragraphs (a), (d) and (e) of such definition in the Loan Agreement) and the Purchaser shall cause there to be no such Major Breach or Major Default prior to the satisfaction of the condition set forth in Section 6.2(d). To the Knowledge of Purchaser, there are no conditions, events, facts, activities, practices, incidents, actions or omissions that could be reasonably anticipated to prevent a Major Representation (as such term is defined in the Loan Agreement) from being accurate in all material respects or the conditions set forth in paragraphs 1(g), 2(a), 2(c), 2(d) (in respect of the Dutch share pledge), 2(e), 2(f), 3(a), 3(b), 3(c), 3(d), 3(e), 3(f), 3(g), 3(h), 4(a), 4(b),
4(c), 4(d), 4(e), 5(c)(iv), 5(d), 5(e), 5(f) and 5(g) of Part 1 of Schedule 2 of
the Loan Agreement (the "Unsatisfied Conditions") from being satisfied. Compliance with the representations and undertakings set forth in this Section 4.5(c) will not prevent the satisfaction of any of the conditions to the Closing set forth in Article VI or adversely affect Purchaser's ability to pay the Estimated Cash Purchase Price and consummate the Closing.

         (d) All of the conditions set forth in Part 1 of Schedule 2 of the Loan Agreement have been satisfied (other than the Unsatisfied Conditions).

         Section 4.6 Litigation. Each of Purchaser and its Subsidiaries is not a party to, or the subject of or, to the Knowledge of Purchaser, threatened to be made a party to, or the subject of, any actions at law or in equity, suits, proceedings or hearings, and, to the Knowledge of Purchaser, is not a party to, or the subject of, or threatened to be made a party to or the subject of any investigation, by, of, in or before any Governmental Entity that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. As of the date hereof, Purchaser is not a party to or, to the Knowledge of Purchaser, threatened to be made a party to any actions at law or in equity, suits, proceedings, hearings or investigations of, in or before any Governmental Entity that questions or challenges the validity of any Transaction Document, the AISA Share Transfer Agreement, the Loan Agreement or the Placement Agreement or any action taken or to be taken by Purchaser pursuant to this Agreement, the Loan Agreement or the Placement Agreement (other than filings, permits, authorizations, consents and approvals referred to in Section 4.3). Each of Purchaser and its Subsidiaries is not subject to any outstanding order, writ, injunction or decree which has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

         Section 4.7 Investigation by Purchaser. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Company and the Company Subsidiaries, on the basis of information supplied by Seller, which investigation, review and analysis was done by Purchaser and its Affiliates and, to the extent Purchaser deemed appropriate, by Purchaser's representatives.

         Section 4.8 Brokers or Finders. Neither Purchaser nor any of its Subsidiaries or its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by the Transaction Documents and the AISA Share Transfer Agreement, except Deutsche Bank, whose fees and expenses will be paid by Purchaser in accordance with Purchaser's agreement with such firm.

Section 4.9       Capitalization of the Purchaser.

         (a) The authorized share capital of Purchaser is (pound)25,500,000 consisting of 510,000,000 ordinary shares of Purchaser, of nominal value five pence sterling each ("Purchaser Ordinary Shares"), of which 391,248,957 were issued and outstanding as of May 8, 2003. All of the issued and outstanding Purchaser Ordinary Shares are duly authorized, validly issued and credited as fully paid. Other than, in each case, pursuant to the Relationship Agreement or the Placement Agreement, pursuant to the share option schemes of Purchaser, as required by applicable Laws or the Listing Rules or as referred to in the notice for the annual general meeting of shareholders of Purchaser in 2002 and 2003, there are no options, puts, warrants, calls, preemptive rights, subscriptions or other rights or agreements, arrangements or commitments to which the Purchaser is a party or by which it is bound obligating (i) Purchaser to issue, deliver, transfer or sell or refrain from issuing, delivering, transferring or selling, any shares or equity interests in Purchaser, or to grant, extend or enter into any such option, put, warrant, call or other right, agreement, arrangement or commitment, (ii) Purchaser to repurchase, redeem or otherwise acquire, or to refrain from repurchasing, redeeming or otherwise acquiring, any shares or equity interest in Purchaser, or to grant, extend or enter into any such option, put, right or agreement, or (iii) Purchaser or the other party to vote or refrain from voting any shares or equity interests in Purchaser.

         (b) The Purchaser Shares to be delivered to Seller pursuant to the terms of this Agreement have been duly authorized and reserved for issuance and, when issued and delivered at Closing, will be validly issued and credited as fully paid and not subject to any preemptive rights or any third party right of any nature whatsoever except as provided under the Relationship Agreement.

         (c) As of the date hereof, Purchaser has received no notification under
Part VI of the Companies Act that there are any voting or control trusts, shareholder agreements or similar understandings relating to voting or transfer of securities of Purchaser or relating to any of the types of matters with respect to Purchaser or the Purchaser Ordinary Shares that are covered by the Relationship Agreement (other than trusts, agreements and understandings that are exclusively among Persons who are Affiliates of one another, but not of Purchaser, and other than trusts, agreements and understandings relating to the share option plans and pension schemes of Purchaser) between or among holders of Purchaser Ordinary Shares or to which Purchaser is a party.

         Section 4.10 Compliance with Laws. (a) Each of Purchaser and its Subsidiaries is in possession of all Permits necessary for it to carry on its business as it is now being conducted and no suspension or cancellation of any of the foregoing is pending or, to the Knowledge of Purchaser, threatened and
(b) to the Knowledge of Purchaser, Purchaser is not in violation of any applicable Law, except in the case of both (a) and (b) for such failures to possess, suspensions, cancellations and violations that would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

         Section 4.11 Purchaser Financial Statements. True and complete copies of the Purchaser Financial Statements are contained in the Annual Report and Accounts 2002 published by Purchaser prior to the date hereof. The Purchaser Financial Statements have been prepared in accordance with U.K. GAAP applied on a consistent basis and on that basis give a true and fair view of the state of affairs of Purchaser and its group (as referred to therein) at the times referred to therein and the profit and cash flows for Purchaser's group (as referred to therein) for the periods referred to therein.

         Section 4.12 Absence of Certain Changes or Events. (a) Since the Purchaser Balance Sheet Date, no event, change or circumstance that would have a Purchaser Material Adverse Effect has occurred and (b) from the Purchaser Balance Sheet Date through the date hereof Purchaser has conducted its business in the ordinary course, except for matters related to, or in furtherance of, this Agreement, the Placement Agreement, the Relationship Agreement, the Loan Agreement and the transactions contemplated hereby and thereby.

         Section 4.13 Purchaser Shareholder Meeting.

         (a) The approval of the transactions contemplated by this Agreement and the Loan Agreement by the holders of a simple majority of the Purchaser Ordinary Shares that are voted (in person or by proxy) at the Purchaser Shareholder Meeting (such approval, the "Purchaser Shareholder Approval") is the only vote or approval of the holders of any class of securities of Purchaser that shall be necessary for the approval and adoption by Purchaser of this Agreement and the Loan Agreement and the transactions contemplated hereby and thereby.

         (b) To the Knowledge of Purchaser, as of the date hereof, there are no conditions, events, circumstances, facts, activities, practices, incidents, actions or omissions specific to Purchaser or any of its Subsidiaries (excluding matters to the extent relating to the business of the Company and the Company Subsidiaries) that could be reasonably anticipated to materially delay the approval by the UKLA of the Purchaser Circular.

         Section 4.14 Purchaser Filings and Public Documents.

         (a) Since January 1, 2002, all material documents which are required in accordance with applicable Laws to have been delivered by Purchaser to the Registrar of Companies of England and Wales have been properly so delivered.

         (b) Purchaser has delivered to Seller (or its attorneys), in the form filed with the Registrar of Companies of England and Wales, where applicable,
(i) its Annual Reports for the financial years ended December 31, 2000, 2001 and 2002, (ii) all notices, resolutions passed and any related shareholder circulars in respect of any Purchaser's meetings of shareholders held since January 1, 2002 and (iii) any other public disclosure made by it through a Regulatory Information Service since January 1, 2003 and prior to the date hereof (collectively, "Purchaser U.K. Public Documents"). All such Purchaser U.K. Public Documents (and any documents publicly disclosed by Purchaser after the date hereof that would have been Purchaser U.K. Public Documents if disclosed before the date hereof), including, without limitation, any financial statements, complied, when filed, with all applicable Laws and/or regulatory requirements except to the extent that any failure to comply would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

         (c) Since January 1, 2002, all public disclosures, required pursuant to Purchaser's obligations under the Listing Rules have been made except to the extent that any failure to comply would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

         Section 4.15 Absence of Pre-Existing Agreements, Arrangements or Understandings. As of the date hereof, Purchaser does not have any binding agreement (oral or written) or any non-binding letter of intent or term sheet with any third party to sell or transfer all or any material part of the business, assets, properties or operations of the Company or any Company Subsidiary. As of the date hereof, Purchaser has not engaged in any substantive negotiations with a third party concerning any such agreement, letter of intent or term sheet. For the avoidance of doubt, nothing in this Section 4.15 shall be construed to limit or expand in any respect the rights and remedies of the parties under the Confidentiality Agreement.

         Section 4.16 No Insolvency. Purchaser is not at the date of this Agreement and, to the Knowledge of Purchaser, will not at Closing or as a result of consummation of the transactions contemplated by this Agreement or the Loan Agreement be, insolvent under the provisions of section 123 of the Insolvency Act.

         Seller acknowledges that, except for the representations and warranties contained in this Article IV or in any certificate delivered at Closing by Purchaser pursuant to Section 6.3(c), neither Purchaser nor any other Person acting on behalf of Purchaser, makes any representation or warranty, express or implied, including with respect to the due diligence materials and discussions.

                                   ARTICLE V
                                    COVENANTS

         Section 5.1 Interim Operations.

         (a) Interim Operations of the Company. Except as contemplated by this Agreement, as set forth in Section 5.1(a) of the Seller Disclosure Schedule, as required by applicable Law and as may be consented to in writing by Purchaser (such consent not to be unreasonably withheld or delayed), from the date hereof to the Closing:

              (i) Seller shall cause the business of the Company and the Company Subsidiaries to be conducted in the ordinary and usual course of business including, without limitation, with regard to the payment of payables, the billing and collection of receivables and not making changes in the terms of creditor or debtor payments;

              (ii) Seller shall cause each of the Company and the Company Subsidiaries to use commercially reasonable efforts: (A) to preserve intact their respective current business organizations; (B) to keep available the services of their current officers and employees (to the extent not inconsistent with Section 5.1(a)(iv)); and (C) to preserve the goodwill of suppliers, customers and others with whom material business relationships exist to the end that goodwill and ongoing businesses shall be unimpaired as of the Closing Date;

              (iii) Seller shall cause each of the Company and the Company Subsidiaries not to: (A) amend its certificate of incorporation or by-laws (or similar organizational documents), (B) authorize for issuance, issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock, or securities convertible into or exchangeable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock (unless such action with respect to a Subsidiary does not and would not reduce the Company's aggregate direct or indirect beneficial ownership of such Subsidiary), (C) except if by a wholly owned Company Subsidiary, declare, set aside or pay any non-cash dividend or any other distribution payable in stock or property (other than cash and cash equivalents) with respect to any shares of any class or series of its capital stock; or (D) except with respect to securities of wholly owned Company Subsidiaries, split, combine or reclassify any shares of any class or series of its capital stock;

              (iv) Seller shall cause the Company and each Company Subsidiary not to (A) make any change in the compensation payable or to become payable to any of its employees or to any Plan (in each case other than normal recurring increases in the ordinary course of business consistent with past practices or pursuant to plans, programs or agreements existing on the date hereof) or (B) to introduce any new Plans in an amount exceeding $25,000 for any individual or $250,000 in the aggregate;

              (v) Seller shall cause the Company and each Company Subsidiary not to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, corporate or other similar restructuring, recapitalization or other corporate or similar reorganization of the Company or any Company Subsidiary;

              (vi) Seller shall cause the Company and each Company Subsidiary not to change in any material respect any of the accounting methods used by it unless required by applicable GAAP;

              (vii) Seller shall cause the Company and each Company Subsidiary not to become legally committed to any new capital expenditure requiring expenditures after the Closing, except for expenditures pursuant to projects for which work has already been commenced or committed prior to the date hereof and except as consistent with the consolidated capital expenditure budget of the Company and its consolidated Subsidiaries set forth in Section 5.1 of the Seller Disclosure Schedule;

              (viii) except in the ordinary course of business and in arms-length transactions, Seller shall cause the Company and each Company Subsidiary not to transfer, sell, lease, license, mortgage or create an Encumbrance upon (other than Permitted Encumbrances) any of their respective assets or properties;

              (ix) the Company and the Company Subsidiaries shall not make any loans or advances to any Person such that the amount of principal owed by such Person to the Company and the Company Subsidiaries shall be in excess of $100,000 and shall not make any loan or advance if, after giving effect to such loan or advance the total principal amount of all loans and advances made after the date hereof shall be in excess of $500,000; and

              (x) Seller shall cause the Company and each Company Subsidiary not to enter into any agreement, contract, commitment or arrangement to do any of the foregoing in clauses (i) through (ix).

         Seller shall not take any affirmative action with respect to any Minority Subsidiary to permit or cause such Minority Subsidiary to take any action that would violate the provisions of this Section 5.1(a) if such action were taken by the Company. Notwithstanding anything to the contrary contained in this Agreement (but only to the extent not prohibited by applicable Law and subject to Section 5.6(k)), nothing shall prohibit Seller from sweeping cash from the accounts of the Company and the Company Subsidiaries which would be considered "cash or cash equivalents" (determined on the same basis as such line item was determined in the Company Financial Statements) up until the opening of business on the Closing Date or from reducing Indebtedness up until the completion of the Closing, it being understood that the sweeping of such cash or the reduction of Indebtedness shall be taken into account when calculating the Closing Net Indebtedness; provided, however, that Seller shall not be permitted to sweep cash (as provided above) if it would result in the inability of the Company or any Company Subsidiary to meet its operating obligations required to be paid before the Closing Date in the ordinary course of business consistent with past practice.

         (b) Additional Interim Covenants. Prior to Closing:

              (i) Seller shall cause the Company and the applicable Company Subsidiaries to use their reasonable best efforts to undertake and complete the reorganizations described in Section 3.26 of the Seller Disclosure Schedule and all actions in connection therewith shall be in accordance with applicable Law;

              (ii) Seller shall cause the Company and the Company Subsidiaries to pay all outstanding Indebtedness of the Company and its direct or indirect wholly-owned Subsidiaries other than in respect of capital leases;

              (iii) Seller shall cause the Company and the applicable Company Subsidiaries to take all steps necessary for the release and termination of all Encumbrances set forth in Section 3.10(a) of the Seller Disclosure Schedule to the extent they arise as a result of Indebtedness that is repaid pursuant to
Section 5.1(b)(ii);

              (iv) Seller shall use commercially reasonable efforts to cause the Company and the applicable Company Subsidiaries, including (for the avoidance of doubt) IX, LLC, not to (A) cause IX, LLC to assign to any third party its put purchase obligation (as described in Section 6 of the Master Investor Rights Agreement or otherwise), (B) exercise IX, Inc.'s right to call the equity of IX, LLC not owned by the Company or IX, Inc. (as described in Section 7 of the Master Investor Rights Agreement or otherwise), (C) have IX, Inc. cause or approve a Company Sale (as defined in the Master Investor Rights Agreement) pursuant to Section 3.2 of the Master Investor Rights Agreement, or (D) have IX, Inc. exercise any right granted by Sections 3.1 (a) and (b) of the Master Investor Rights Agreement or (E) have IX, Inc. sell its interest in IX, LLC; and

              (v) Seller shall notify Purchaser as soon as practicable of any Interest held or acquired after the date hereof by Seller, a Seller Subsidiary or, to the Knowledge of Seller, a Seller Minority Subsidiary (other than the Purchaser Shares as contemplated hereby).

         (c) Purchaser Covenant - Purchaser Share Issuance Proceeds. From the date hereof until the Closing Date, Purchaser shall not issue Purchaser Ordinary Shares or issue securities convertible into or exchangeable for Purchaser Ordinary Shares (other than the placement of Purchaser Ordinary Shares being announced concurrent with the announcement of this Agreement, issuances to employees and directors, issuances pursuant to Purchaser's share schemes, issuances pursuant to currently outstanding options and issuances exclusively to Seller and/or its subsidiaries until the Closing) without the prior consent of Seller, which consent shall not be unreasonably withheld or delayed; provided, however, that Purchaser and Seller agree that it shall be reasonable for Seller to withhold such consent with respect to a proposed issuance if Purchaser has not agreed in writing to apply the proceeds from such proposed issuance to adjust the Base Cash Purchase Price and number of Purchaser Ordinary Shares comprising the Purchaser Shares such that 50% of the net proceeds of such proposed issuance are applied to increase the Base Cash Purchase Price and an appropriate and corresponding decrease (based on the increase in value to the Base Cash Purchase Price) is made to the number of Purchaser Ordinary Shares comprising the Purchaser Shares (subject to a maximum aggregate adjustment of $25 million for all issuances by Purchaser between the date hereof and the Closing Date that are subject to this Section 5.1(c)).

         Section 5.2 Access; Confidentiality.

         (a) Seller shall cause the Company from the date hereof to the Closing to (i) give Purchaser and its authorized representatives, upon reasonable advance notice and during regular business hours, reasonable access to all books, records, personnel, officers and other facilities and properties of the Company and its Subsidiaries, (ii) permit Purchaser to make such copies and inspections thereof, upon reasonable advance notice and during regular business hours, as Purchaser may reasonably request and (iii) cause the officers of the Company and its Subsidiaries to furnish Purchaser with such unaudited financial and operating data and other information with respect to the business and properties of the Company as is regularly prepared in the ordinary course that Purchaser may from time to time reasonably request; provided, however, that any such access shall be conducted at Purchaser's expense, at a reasonable time, under the supervision of Seller's or the Company's personnel and in such a manner as not to interfere unreasonably with the normal operations of the business of Seller or the Company. Notwithstanding anything contained in this or any other agreement between Purchaser and Seller executed prior to the date hereof, none of the Company, any Company Subsidiary, Seller or any Affiliate of Seller shall have any obligation to make available to Purchaser or its representatives, or provide Purchaser or its representatives with, any consolidated, combined or unitary Tax Return filed by Seller or any of its Affiliates or predecessors, or any related material, and nothing herein shall require either Seller or the Company to disclose any information to Purchaser if such disclosure would in Seller's reasonable discretion (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which Seller, the Company or any Affiliate of either is a party).

         (b) The Confidentiality Agreement shall be binding on the parties hereto and in full force and effect until the second anniversary of the Closing Date, provided that the Confidentiality Agreement, dated January 20, 2003, shall terminate at the Closing only with respect to information relating solely to the Company and/or one or more Company Subsidiaries and/or Minority Subsidiaries except that, with respect to any information relating to any Carve-out Subsidiary, such Confidentiality Agreement shall terminate with respect to information concerning such Carve-out Subsidiary on the Secondary Closing applicable to such Carve-out Subsidiary. The information contained herein, in the Seller Disclosure Schedule or delivered to Purchaser or its authorized representatives pursuant hereto shall be deemed, for purposes of the Confidentiality Agreement, dated January 20, 2003 only, to be Evaluation Material (as defined and subject to the exceptions contained in such Confidentiality Agreement) until the Closing; provided, however, that, subject to Section 5.19 (Purchaser Circular), Purchaser may make disclosures of material Evaluation Material (after prior consultation with Seller with respect to such disclosure of material Evaluation Material) as Purchaser, in its reasonable judgment, deems necessary in (i) filings with Governmental Entities, (ii) the Purchaser Circular and (iii) presentations to funding sources and in individual meetings with Purchaser's shareholders. Purchaser and Seller acknowledge that, for purposes of the Confidentiality Agreement dated April 21, 2003, the term "Evaluation Material" shall be deemed to include material non-public information about the Company and the Company Subsidiaries, as well as trade secrets and proprietary information of the Company and the Company Subsidiaries. Notwithstanding anything in the Confidentiality Agreement to the contrary, either party may disclose information to the extent such party, in its reasonable judgment, deems such disclosure to be required by applicable securities laws or stock exchange rules.

         Section 5.3 Efforts and Actions to Cause Closing to Occur.

         (a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser and Seller shall use their respective commercially reasonable efforts to take, or cause to be taken (including, in the case of Seller, by the Company and the Company Subsidiaries), all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable to consummate the Closing as promptly as practicable, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing, (ii) the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Entity, including responding to formal and informal requests for documents and other information and including any and all requirements of the UKLA (including, if applicable, listing particulars), (iii) taking such actions as are necessary in connection with agreed or mandatory employee information and consultation, including notifying, informing and consulting any trade union, works council or other employee representative body about the transactions contemplated in this Agreement, in accordance with all applicable Laws, (iv) using commercially reasonable efforts to defend all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Closing and (v) using commercially reasonable efforts to cause to be lifted or rescinded any injunction, decree, ruling, order or other action of any Governmental Entity adversely affecting the ability of the parties to consummate the Closing. In furtherance of and not in limitation of the foregoing, each of Seller and Purchaser agrees to make or cause to be made no later than the fifth Business Day after the date hereof an appropriate filing of a Notification and Report Form pursuant to the HSR Act and, in the case of all other filings or notifications required to be made, as promptly as practicable after the date hereof, in order to commence the waiting periods or to obtain the authorizations referred to in Section 6.1(b). In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing. Nothing contained in this Agreement shall require Seller or the Company to pay any consideration to any other Person (other than nominal filing and application fees to Governmental Entities) from whom any such approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers are requested.

         (b) Notwithstanding any other provision of this Agreement, nothing herein shall require Purchaser to hold separate or to divest any assets or business operations of the Company, any Company Subsidiary, Purchaser or any Affiliate of Purchaser, or accept any limitation on the operation of the Company, any Company Subsidiary, Purchaser or any Affiliate of Purchaser if doing so would result in a Purchaser Material Adverse Effect (assuming, for this purpose, the completion of the transactions contemplated by this Agreement).

         (c) If any party hereto or Affiliate thereof receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

         (d) The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining the requisite approvals, consents or orders of each applicable Governmental Entity, including, without limitation:

              (i) cooperating with each other in connection with filings under the HSR Act, any foreign investments laws or any other antitrust laws;

              (ii) furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to the HSR Act, any foreign investment laws or any other antitrust laws in connection with the transactions contemplated by this Agreement;

              (iii) promptly notifying each other of any communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement;

              (iv) in the case of Purchaser, subject to the provisions of
Section 5.3(b), effecting the sale or disposition of, or arranging to hold separate, assets or businesses, or accepting limitations on operations, to the extent necessary or required to consummate the Closing;

              (v) not agreeing to participate in any meeting or discussion with any Governmental Entity in connection with proceedings under or relating to the HSR Act, any foreign investment laws or any other antitrust laws unless it consults with the other party in advance, and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat; provided, that Purchaser shall not be required to provide Seller with any confidential information or business secrets relating to Purchaser or any of its Subsidiaries except in accordance with a written agreement among Purchaser, Seller and counsel to each of Purchaser and Seller; and

         (e) consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act, any foreign investment laws or any other antitrust laws; provided, that Purchaser shall not be required to provide Seller with any confidential information or business secrets relating to Purchaser or any of its Subsidiaries except in accordance with a written agreement among Purchaser, Seller and counsel to each of Purchaser and Seller.

         (f) Purchaser undertakes to take or to cause to be taken all actions, and to do, or cause to be done, all things necessary, proper or advisable to ensure that the Unsatisfied Conditions are satisfied as promptly as practicable (and, in any event, without any delay that would prevent the satisfaction of any of the conditions to the Closing set forth in Article VI or adversely affect Purchaser's ability to pay the Estimated Cash Purchase Price and consummate the Closing).

         (g) Purchaser undertakes to submit a written request for the extension of the Certain Funds Period (as such term is defined in the Loan Agreement) within the time limits set out in paragraph (b) of such definition in the Loan Agreement if the circumstances set out therein arise.

         Section 5.4 Tax Matters.

         (a) Apportionment of Taxes.

              (i) In order appropriately to apportion any Taxes relating to a period that begins before the Closing Date and ends after the Closing Date (a "Straddle Period"), the parties hereto will, to the extent permitted by applicable Law, elect with the relevant taxing authority to treat for all purposes the Closing Date as the last day of a taxable period of the Company and the Company Subsidiaries (a "Short Period"). Each Short Period shall be treated as a period ending on the Closing Date for purposes of this Agreement and Seller shall be responsible for the payment of all Taxes imposed upon or otherwise due and owing by the Company or a Company Subsidiary in respect of a Short Period or any other period ending on or before the Closing Date.

              (ii) In any case where applicable Law does not permit the parties to elect to treat the Closing Date as the last day of a Short Period, the portion of each Tax that is attributable to the operations of the Company for the period that would have qualified as a Short Period if such election had been permitted by applicable Law (an "Interim Period") shall for purposes of this Agreement be (A) in the case of a Tax that is not based on net income and applies ratably to a Straddle Period, the total amount of such Tax for the period in question multiplied by a fraction, the numerator of which is the number of days in the Interim Period, and the denominator of which is the total number of days in such Straddle Period, (B) in the case of a Tax that is based on net income, the Tax that would be due with respect to the Interim Period if such Interim Period were a Short Period determined based upon an interim closing of the books, and (C) in the case of sales, value-added and similar transaction-based Taxes, all Taxes in respect of transactions that occurred during the Interim Period. Notwithstanding the foregoing, if the parties to this Agreement conclude that a different method for determining which party should be responsible for Taxes is more convenient or equitable than the method set forth in the preceding sentence with respect to a particular entity or Tax liability, then the parties shall be free to adopt such different method upon mutual consent. For purposes of this Agreement, all Taxes imposed upon or otherwise due and owing by the Company or a Company Subsidiary in respect of an Interim Period (determined in accordance with the preceding sentence) shall be treated as Taxes imposed in respect of a Short Period and Seller shall be responsible for the payment of such Taxes.

              (iii) All Taxes imposed upon the Company or any Company Subsidiary, or imposed in respect of the transactions contemplated hereby that are not specifically allocated to Seller in accordance with this Section 5.4(a) shall not be the responsibility of Seller, and Purchaser shall be responsible for the payment of such Taxes.

              (iv) Transfer Taxes and Other Closing Expenses. Purchaser shall pay directly, or reimburse Seller promptly upon demand and delivery of proof of payment, all excise, sales, transfer, documentary, filing, recordation and other similar taxes, levies, fees and charges, if any (including all real estate transfer taxes and conveyance and recording fees, if any), that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the transactions contemplated hereby (such Taxes, "Transfer Taxes"), except that (A) realty Transfer Taxes, if any, shall be split equally between Purchaser and Seller and (B) Seller shall be responsible for any Tax liability to the national or any local government of the United Kingdom or any agency, political subdivision or other taxing authority thereof that may result from any of the Company and/or Company Subsidiaries ceasing, or being deemed to cease, to be a member of any group or associated with any other company as a result of the transactions contemplated by this Agreement (other than any Tax liability that would not have arisen but for the formation of Luxembourg Structure (as such term is defined in Section 3.26 of the Seller Disclosure Schedule) in connection with the reorganization described in Section 3.26 of the Seller Disclosure Schedule). Seller shall cooperate with Purchaser and, subject to the other terms of this Agreement, take any action reasonably requested by Purchaser which does not cause Seller to incur any material cost or material inconvenience in order to minimize Transfer Taxes. Notwithstanding the provisions of Section 5.4(b), which shall not apply to Tax Returns relating to Transfer Taxes, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local Law for filing such Tax Returns, and such party will use its reasonable efforts to provide such Tax Returns to the other party at least 10 Business Days prior to the due date for such Tax Returns. All other expenses of Closing will be paid by the party incurring such expense.

         (b) Tax Returns.

              (i) (A) Seller shall be responsible for the timely filing (taking into account any extensions received from the relevant tax authorities) of all Tax Returns whenever due that are required by Law to be filed by or include the Company or any Company Subsidiary in respect of all periods ending on or before the Closing Date (other than an Interim Period); and (B) such Tax Returns shall be true, correct and complete in all material respects and accurately set forth all items to the extent required to be reflected or included in such Tax Returns by Law, regulations or rules. Such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by an intervening change in law.

              (ii) Purchaser shall be responsible for the timely filing (taking into account any extensions received from the relevant Tax authorities) of all Tax Returns required by Law to be filed by or include the Company or any Company Subsidiary in respect of any period ending after the Closing Date, provided, however, that any Tax Return required to be filed by Purchaser, the Company or any Company Subsidiary relating to any Straddle Period shall be submitted (with copies of any relevant schedules, work papers and other documentation then available) to Seller for Seller's review not less than 45 days prior to the due date for the filing of such Tax Return, and Purchaser and Seller shall reasonably cooperate in the preparation of such Tax Returns. Seller shall have the option of providing to Purchaser, at any time at least 30 days prior to the due date, written instructions as to how Seller wants any, or all, of the items that are allocated to Seller in accordance with Section 5.4(a) treated on such Tax Return and Purchaser shall make a good faith effort to comply with Seller's instructions, or, in the absence of such instructions, to treat the item in accordance with past practice, if any, to the extent permissible under applicable Law.

              (iii) Purchaser shall promptly pay to Seller an amount equal to any refund or credit (including any interest paid or credited with respect thereto) of or against Taxes received by Purchaser, the Company or any Company Subsidiary (A) relating to taxable periods ending on or before the Closing Date (other than to the extent such refunds relate to the carryback of net operating losses, Tax credits, or other Tax attributes arising in respect of periods ending after the Closing Date to periods ending on or prior to the Closing Date) or (B) attributable to Taxes that gave rise to an indemnity by Seller pursuant to Article VIII. Except as provided immediately below, Purchaser shall, if requested by Seller and at Seller's expense, cause the relevant entity to file for and obtain any refund or credit that would give rise to a payment under this paragraph. In the case of such refunds in connection with Tax Returns filed in respect of a Straddle Period, Purchaser and Seller shall jointly control the prosecution of such refund claims. In the case of such refunds in connection with other Tax Returns, Purchaser shall permit Seller to control the prosecution of any such refund claim at Seller's expense, and shall cause the relevant entity to authorize by appropriate power of attorney such person as Seller shall designate to represent such entity with respect to such refund claim; provided, however, that, prior to filing any such claim for a Tax refund, Seller shall notify Purchaser in writing of Seller's intention to file such claim, shall provide Purchaser with the relevant details of such claim (including an explanation of the basis for such claim), and shall provide Purchaser with an opportunity to discuss the reasonableness of such claim, and Purchaser may provide Seller with a written objection to the filing of such claim not later than 30 days following the receipt of such notice from Seller. If Purchaser makes such a written objection to the filing of a refund claim, Seller shall not file such claim, but shall be entitled to an indemnification from Purchaser in an amount equal to the value of such refund claim if Seller provides Purchaser with (i) an opinion from a nationally-recognized accounting firm stating that Seller's grounds for filing such claim are reasonable and (ii) a letter setting forth the value of such claim. If Purchaser disputes the value of the refund claim provided by Purchaser, then the parties shall submit the question to a nationally-recognized accounting firm jointly chosen by Purchaser and Seller, and shall accept the valuation reached by such accounting firm. Purchaser shall pay each indemnity obligation to Seller arising pursuant to this Section 5.4(b)(iii) within 10 business days of the establishment of the value of the relevant refund claim.

              (iv) Seller and its Affiliates shall be entitled to make the election specified in U.S. Treasury Regulation Section 1.1502-20(g) to reattribute to Seller the net operating loss carryovers and net capital loss carryovers, if any, attributable to the Company and Company Subsidiaries.

              (v) Seller and Purchaser agree to cooperate with one another in the preparation of Tax Returns and all other matters pertaining to Taxes and Tax Returns and relating to refund claims described in Section 5.4(b)(iii).

         (c) Certain Post-Closing Actions which Affect Seller's Liability for Taxes. None of Purchaser or any Affiliate of Purchaser shall (or shall cause or permit the Company or any Company Subsidiary to) amend or refile any Tax Return relating in whole or in part to the Company or any Company Subsidiary with respect to any taxable year or period ending on or before the Closing Date without the prior written consent of Seller, which consent may not be unreasonably withheld; provided, however, that this provision shall not apply to any modification or adjustment to said Tax Returns resulting from an audit or examination by any Taxing Authority, which procedures may be subject to the provisions of Article VIII.

         (d) Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements or arrangements, written or oral, between Seller and the Company, shall terminate as of the Closing.

         Section 5.5 Publicity. The initial press release by each party with respect to the execution of this Agreement shall be a press release acceptable to the other party.

         Section 5.6 Employees; Employee Benefits.

         (a) On and after the Closing, until December 31, 2003, Purchaser shall cause the Company to provide the Retained Employees with salaries, incentive opportunities and benefit plans, programs and arrangements (excluding equity based opportunities, plans, programs and arrangements) comparable in the aggregate to those provided as of the date hereof by Seller, the Company and the Company Subsidiaries; provided, however, that this obligation shall not preclude the Purchaser, the Company or any Company Subsidiary from terminating the employment of any Retained Employee in which case the Company or such Company Subsidiary shall be liable for any severance costs incurred in connection with such termination.

         (b) With respect to each employee benefit plan, practice or policy of Purchaser or any of its Affiliates, each Retained Employee shall be given credit under such plan for all service prior to the Closing Date with the Company, any of its Subsidiaries or any predecessor employer (to the extent such credit was given by Seller, the Company, any of its Subsidiaries or any predecessor employer under a comparable Plan), for purposes of determining eligibility and vesting and for all other purposes for which such service is either taken into account or recognized; provided, however, such service need not be credited to the extent it would result in a duplication of benefits, including benefit accrual under defined benefit plans. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Retained Employees shall be given credit for amounts paid under a corresponding employee benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the comparable employee benefit plan of Purchaser; provided, Seller promptly provides or makes such data and information available to Purchaser.

         (c) If any Retained Employee is discharged by the Company or any Company Subsidiary either constructively or actually after the Closing, then the Company shall be responsible for any and all severance costs for such Retained Employee, including payments owing under those agreements, plans or arrangements listed in Section 3.17(a) of the Seller Disclosure Schedule. The Company shall be responsible and assume all liability for all notices or payments due to any Retained Employees, and all notices, payments, fines or assessments due to any Governmental Entity, pursuant to any applicable foreign, federal, state or local law, common law, statute, rule or regulation with respect to the employment, discharge or layoff of employees by the Company after the Closing, including the WARN Act and Section 4980B of the Code and any rules or regulations as have been issued in connection with the foregoing.

         (d) From and after the Closing, the Company shall be responsible for, and Purchaser shall cause the Company to indemnify and hold harmless Seller and its Affiliates and their officers, directors, employees, Affiliates and agents and the fiduciaries (including plan administrators) of the Plans from and against, any and all claims, losses, damages, costs and expenses (including attorneys' fees and expenses) and other liabilities and obligations relating to or arising out of (i) all salaries, wages, commissions, employee incentive or other compensation, severance, holiday, vacation, or retirement benefits earned but unpaid as of the Closing and post-Closing bonuses due to any Covered Employee with the exception of any liabilities other than those reflected on the Company Financial Statements resulting therefrom under any Plan that is not sponsored solely by the Company and one or more Company Subsidiary, (ii) the liabilities of the Company under this Section 5.6 or any failure by Purchaser or the Company to comply with the provisions of this Section 5.6, (iii) any continuing contributions or other obligations of the Company arising after the Closing Date with respect to the Plans listed in Section 3.17(a) of the Seller Disclosure Schedule as Plans subject to collective bargaining agreements, and
(iv) any claims of, or damages or penalties sought by, any Covered Employees, or any Governmental Entity on behalf of or concerning any Covered Employees, with respect to any act or failure to act by the Company to the extent arising from the employment, discharge, layoff or termination of any Covered Employee, but not to the extent relating to acts or omissions of Seller or any Seller Subsidiary other than the Company and the Company Subsidiaries. Seller shall not be entitled to any indemnification under the preceding sentence to the extent Purchaser is entitled to an indemnity under Article VIII for such matter. Liabilities for which the Company is indemnifying Seller, or for which the Company is responsible, under this Section 5.6(d) shall be included in the calculation of the Closing Working Capital subject to Section 2.2 and Schedule 2.2.

         (e) On and after the Closing, until December 31, 2003, Purchaser shall cause the Company to provide the Retained Employees with health insurance coverage. Seller shall be responsible for paying all benefits for claims incurred by Covered Employees pursuant to Seller's Health Plan that arise prior to the Closing.

         (f) The Company shall provide short-term disability coverage for all Retained Employees who as of the Closing Date are entitled to or are receiving short-term disability benefits as of the Closing on substantially the same terms and conditions as in effect immediately prior to the Closing, so that such Retained Employees receive short-term disability benefits for a total of six months (including months prior to the Closing in which such benefits were paid).

         (g) Effective as of the Closing, Purchaser shall cause the Company to
(i) indemnify Seller for each active workers' compensation case attributable to Covered Employees as of the Closing and each workers' compensation claim attributable to a Covered Employee based on an underlying event that occurred prior to the Closing, in each case in an amount not to exceed $250,000 per claim (and Seller and Purchaser shall agree to make regular adjustments thereafter as required by the insurance carrier at the time of the applicable claim with respect to such claims in order to establish the correct amount of the claim and such adjustments shall continue to be made until the closure or maturation of the applicable claim), provided that the amount of such indemnification obligation of Purchaser shall be reduced by any and all amounts Seller or the Company or any Company Subsidiary has paid toward the deductible of each workers' compensation claim on or prior to the Closing Date, and provided further that once the applicable aggregate deductible for all claims has been paid by Purchaser, the Company, Seller or any Seller Subsidiary for a particular policy term, Purchaser shall have no further obligation to indemnify Seller with respect to claims during such policy term; and (ii) provide Retained Employees with coverage for all workers' compensation benefits from and after the Closing Date; provided, in the case of Section 5.6(g)(i), that, with respect to active workers' compensation cases attributable to Covered Employees as of the Closing and each workers' compensation claim attributable to Covered Employees based on an underlying event that occurred prior to the Closing, Seller shall, subject to
Section 5.6(g)(i), process such claims in accordance with standard practice and applicable Law.

         (h) As soon as practicable after the Closing Date, Purchaser shall cause the Company to establish or designate one or more tax-qualified defined contribution plans (the "Purchaser DC Plans") for the benefit of the Covered Employees which Purchaser DC Plans and related trust(s) are intended to qualify under Sections 401(a), 401(k) and 501(a) of the Code, respectively. As soon as practicable following the earlier of the receipt of a favorable determination letter from the IRS regarding the qualified status of the Purchaser DC Plans or the issuance of cross-indemnities reasonably satisfactory to Purchaser and Seller (the "Initial Transfer Date"), Seller shall cause the trustee(s) of the Seller Savings Plan (the "Seller DC Plan") to transfer, in a lump sum in cash and, with respect to any balances held in Seller stock, a number of shares of Seller stock equal to the balance credited (whether or not vested), as of the date of transfer to the accounts of the Covered Employees under the Seller DC Plan, to the appropriate trustee designated by Purchaser, less the outstanding amount of any participant loans as of the date of transfer under the Seller DC Plan with respect to the Covered Employees, which amount shall be credited as of the date of transfer to the respective account or accounts under the Purchaser DC Plan and such loans will be transferred to the Purchaser DC Plans. As soon as practicable following the Initial Transfer Date Seller shall cause the trustee(s) of the Seller DC Plan to make an additional transfer, in a lump sum in cash in an amount equal to the amount, if any, of employer contributions to which any Covered Employee is entitled as of the Closing Date but which have not been credited to his or her account as of the Initial Transfer Date, to the appropriate trustee designated by Purchaser. Purchaser agrees to cause each trust forming a part of the Purchaser DC Plans to assume the liability to pay benefits in the amounts so transferred, as such amounts may be increased or decreased thereafter, in accordance with and subject to the terms and provisions of the Purchaser DC Plans. The assets and liabilities shall be transferred in a trustee-to-trustee transfer in accordance with the rules and procedures of the IRS. Pending such transfer, the Covered Employees shall have all of the same rights, features and options with respect to their account balances in the Seller DC Plan as active employees under such plan(s).

         (i) The provisions of this Section 5.6(i) shall apply only if the Transition Services Agreement terminates prior to December 31, 2003 (the "Early TS Termination Date"). Purchaser shall, as of the Early TS Termination Date, cause the Company either to establish or designate an employee benefit plan subject to Section 125 of the Code for the benefit of the Retained Employees (in either case, referred to herein as the "Purchaser 125 Plan"). Solely for purposes of this Section 5.6(i) Retained Employees shall also include each person who first becomes an employee of the Company or a Company Subsidiary after the Closing Date and is a participant in the flexible spending account portion of any of Seller's Plans subject to Section 125 of the Code. Purchaser shall treat contribution elections made by Retained Employees who are participants in the flexible spending account portion of any of Seller's Plans subject to Section 125 of the Code as continuing in effect under the Purchaser 125 Plan after the Early TS Termination Date. On or as soon as practicable after the Early TS Termination Date, Seller shall transfer to Company an amount in cash equal to the aggregate account balances of such employees on the date of transfer, and Company shall be fully responsible for the payment of benefits related to the amounts so transferred.

         (j) Without limiting the generality of any other provision herein, with respect to post-retirement health benefits for the Covered Employees, Company shall assume all responsibility for providing and shall provide, and Seller shall have no obligation or responsibility for providing, such post-retirement benefits to the Covered Employees, whether or not such Covered Employees have actually retired on or prior to the Closing Date.

         (k) By way of clarification, the parties intend that with respect to any assets set aside in a trust or other similar mechanism or entity to provide for the payment of benefits under any Plan with respect to any Covered Employee, the rights with respect to such assets shall be transferred together with the corresponding liabilities to the Company pursuant to this agreement, including
(i) any assets set aside in a rabbi trust or trusts or other similar mechanism or entity to fund the Executive Deferred Compensation Plan, split dollar life insurance policies for certain executives and certain contractual retirement benefits payable to Joseph M. Migliara that are reflected on the Company Financial Statements shall be treated as assets of the Company for purposes of the transactions contemplated by this Agreement; (ii) the NFO Research Inc. Pension Plan shall be treated as maintained solely by the Company and sponsorship of such Plan will remain with the Company; and (iii) to the extent that any insurance policies are funding Plans maintained by or for the benefit of the Company that are welfare benefit plans, Seller shall use its reasonable best efforts to cause the insurance companies issuing such policies to create clone policies pertaining solely to employees of the Company.

         Section 5.7 Transition Services. Except as agreed to in writing by Seller and Purchaser in the Transition Services Agreement, all data processing, cash management, accounting, insurance, banking, personnel, legal, communications and other products and services provided to the Company and the Company Subsidiaries by Seller or any Affiliate of Seller (other than the Company and the Company Subsidiaries), including any agreements or understandings (written or oral) with respect thereto, shall terminate simultaneously with the Closing without any further action or liability on the part of the parties thereto. Notwithstanding the foregoing, and except as otherwise provided in the Transition Services Agreement, the provision of any services (similar to those contemplated by the preceding sentence) by Seller to the Company from and after the Closing shall be for the convenience, and at the expense, of Purchaser only and shall be furnished without any liability on the part of Seller with respect thereto other than gross negligence or willful misconduct.

         Section 5.8 Intercompany Arrangements. Notwithstanding anything herein to the contrary (but subject to the obligation of Seller to transfer its rights to the Intercompany Loan at Closing), Seller and its Affiliates shall be permitted to manage all Intercompany Accounts between the Company or any Company Subsidiary, on the one hand, and Seller and its Affiliates (excluding the Company and the Company Subsidiaries), on the other hand, in the sole discretion of Seller so long as it is in compliance with applicable Law, provided that Seller arranges, in a manner in its sole discretion and consistent with applicable Law, for all such accounts (other than the Intercompany Loan) to be entirely settled effective as of the Closing. In addition, except as otherwise expressly contemplated by this Agreement or the Transition Services Agreement, all agreements and commitments, whether written, oral or otherwise, which are solely between the Company or any Company Subsidiary, on the one hand, and Seller and its Affiliates (excluding the Company and the Company Subsidiaries), on the other hand, shall be terminated and of no further effect, simultaneously with the Closing without any further action or liability on the part of the parties thereto, and no charges from Seller to the Company or any Company Subsidiary for general, administrative or other services shall accrue after the Closing Date except as provided in the Transition Services Agreement. For the avoidance of doubt, the arrangements set forth in Section 5.8 of the Seller Disclosure Schedule shall continue following Closing in accordance with their terms and charges thereunder shall continue to accrue following the Closing.

         Section 5.9 Treatment of Seller Guaranties; AISA Shareholder Rights.

         (a) Purchaser shall use its reasonable efforts to have released and cancelled at the Closing each Seller Guaranty disclosed in Section 5.9 of the Seller Disclosure Schedule; provided, however, that to the extent that any such Seller Guaranty cannot be so released and cancelled, Purchaser shall use its reasonable efforts to cause itself to be substituted for Seller and each of Seller's Affiliates directly affected thereby in respect of such Seller Guaranty (or, if not possible, added as the primary obligor with respect thereto). From and after the Closing, if Purchaser has become or becomes aware of any Seller Guaranties not disclosed in Section 5.9 of the Seller Disclosure Schedule, Purchaser shall use its reasonable efforts to have released and cancelled such Seller Guaranties; provided, however, that to the extent that any such Seller Guaranty cannot be so released and cancelled, Purchaser shall use its reasonable efforts to cause itself to be substituted for Seller and each of Seller's Affiliates directly affected thereby in respect of such Seller Guaranty (or, if not possible, added as the primary obligor with respect thereto). If Purchaser is not able to either release and cancel any Seller Guaranty or cause itself to be so substituted in all respects in respect of any Seller Guaranty, then Purchaser shall indemnify, defend and hold harmless Seller and each such Affiliate of Seller with respect to all liabilities or expenses that might arise or be incurred by Seller or such Affiliate of Seller with respect to any such Seller Guaranty.

         (b) Seller shall use its reasonable efforts to cause the rights and obligations of IPG-Denmark (including, without limitation, the put and call option provisions) in connection with the Share Transfer Agreement between IPG-Denmark and Marek Boguszak, Vladimir Rak and Magda Boguszakova dated October 25, 2000 (the "AISA Shareholder Arrangement") to be transferred to Purchaser; provided, that neither party shall be obligated to make any out-of-pocket payments to IPG-Denmark's counterparties under the AISA Shareholder Arrangement to induce them to consent to such transfer. Subject to such proviso, for the purposes of such assignment, Purchaser undertakes to enter into, and Seller undertakes to cause IPG-Denmark to enter into and Seller undertakes to use its commercially reasonable efforts to cause IPG-Denmark's counterparties under the AISA Shareholder Arrangement to enter into, an assignment in the form, or substantially in the form, attached hereto as Exhibit B or in any other form reasonably satisfactory to Seller and Purchaser reflecting the terms hereof (the "AISA Assignment Agreement"). If and to the extent IPG-Denmark has not effectively assigned its rights and transferred its obligations under the AISA Shareholder Arrangement, then the parties shall use commercially reasonable efforts to enter into an alternative, lawful arrangement under which Purchaser shall have the benefit from and after the Closing of such rights as if such rights had been so assigned. In such event, (i) Seller shall (A) cause IPG-Denmark to exercise any and all rights it may have in a timely manner upon the written request of Purchaser, including any call rights, (B) give Purchaser prompt written notice of any and all notices received by IPG-Denmark that arise under the AISA Shareholder Arrangement, (C) cause IPG-Denmark not to take any action or fail to take any action which could give rise to a liability of Purchaser or any Subsidiary of Purchaser, unless such action or failure to take action is at the direction of Purchaser, and (D) promptly deliver to Purchaser any additional AISA shares acquired by Seller or any of its Affiliates pursuant to the AISA Shareholder Arrangement, and (ii) Purchaser shall pay the purchase price for the AISA shares that are put to or called by IPG-Denmark and otherwise indemnify IPG-Denmark and its Affiliates for all liabilities in connection with the AISA Shareholder Arrangement except for such liabilities that result from actions taken or failed to be taken by IPG-Denmark where such actions or failures are not at the direction of Purchaser. The immediately preceding clause
(ii) shall also apply if following IPG-Denmark's transfer of the AISA Share to Purchaser, Seller has any residual liabilities relating to the AISA Share (but Seller shall not be entitled to indemnification under this sentence or the preceding sentence to the extent Purchaser is entitled to an indemnity under
Article VIII for such matter). In the event Seller sells its interest in IPG-Denmark, as part of such sale and as a condition thereto, it shall require the purchaser of IPG-Denmark to agree to be bound by the provisions of this
Section 5.9(b) and such purchaser shall enter into an agreement with Purchaser to be bound in form and substance reasonably satisfactory to Purchaser and Seller reflecting the terms hereof.

         Section 5.10 Maintenance of Books and Records. After the Closing, each of the parties hereto shall preserve, until at least the sixth anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by such party relating to the Company. After the Closing Date and up until at least the sixth anniversary of the Closing Date, upon any reasonable request from a party hereto or its representatives, the party holding such records shall (a) provide to the requesting party or its representatives reasonable access to such records during normal business hours and (b) permit the requesting party or its representatives to make copies of such records, in each case at no cost to the requesting party or its representatives (other than for reasonable out-of-pocket expenses); provided, however, that nothing herein shall require either party to disclose any information to the other if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable law. Such records may be sought under this Section for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, tax, litigation, federal securities disclosure or other similar needs of the party seeking such records. Notwithstanding the foregoing, any and all such records may be destroyed by a party if such destroying party sends to the other party hereto written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 60th day following such notice unless the other party hereto notifies the destroying party that such other party desires to obtain possession of such records, in which event the destroying party shall transfer the records to such requesting party and such requesting party shall pay all reasonable expenses of the destroying party in connection therewith.

         Section 5.11 Seller's Trademarks. Notwithstanding anything to the contrary contained in this Agreement, it is expressly agreed that (a) Purchaser is not purchasing, acquiring or otherwise obtaining, and neither the Company nor any Company Subsidiary will be entitled to retain following the Closing Date, any right, title or interest in any Trademarks employing Seller's name or any part or variation of such name or anything confusingly similar thereto ("Seller's Trademarks") and (b) none of the Company, any Company Subsidiary, Purchaser or its Affiliates shall make any use of Seller's Trademarks from and after the Closing, except that Purchaser, the Company and the Company Subsidiaries shall be permitted and shall have the right to use existing supplies of stationery or other supplies of the Company and the Company Subsidiaries that incorporate Seller's Trademarks for a period not to exceed six months from the Closing Date.

         Section 5.12 Insurance Policies.

         (a) Except as provided in Sections 5.6(g), 5.6(k) and 5.12(c), Purchaser shall not, and shall cause Purchaser's Affiliates (including the Company and each Company Subsidiary after the Closing) not to, assert, by way of claim, action, litigation or otherwise, any right to any Insurance Policy or any benefit under any such Insurance Policy. Seller and its Affiliates (other than the Company and its Subsidiaries) shall retain all right, title and interest in and to the Insurance Policies, including the right to any credit or return premiums due, paid or payable in connection with the termination thereof.

         (b) Except as provided in Sections 5.6(g), 5.6(k) and 5.12(c), at the Closing, Purchaser shall release, and shall cause its Affiliates, including the Company and each Company Subsidiary, to release, all rights to all Insurance Policies.

         (c) Notwithstanding anything herein to the contrary, all proceeds paid out to Seller or any of its Subsidiaries under Insurance Policies after the Closing shall be for the benefit of the Company and its Subsidiaries to the extent such proceeds are in respect of the business and operations of the Company or one or more of its Subsidiaries arising from any event, act or omission prior to Closing, and Seller shall cause such proceeds to be transferred to the Company or the applicable Company Subsidiary promptly after such proceeds are received by Seller after Closing (and in any event within five Business Days after receipt); provided, however, that such proceeds shall be for the benefit of, and shall be kept by, Seller and its Affiliates (other than the Company and its Subsidiaries) to the extent such proceeds are reimbursement for expenditures that have been made prior to Closing. If (i) the Company and the Company Subsidiaries would be entitled to the proceeds of a claim made after Closing under an occurrence-based Insurance Policy, (ii) Purchaser informs Seller in a timely manner of such claim and (iii) Seller deems such claim to be valid in its reasonable judgment and consistent with its determination of similar claims with respect to then-existing Subsidiaries of Seller, then Seller shall report and pursue such claim in a manner that is at least as favorable to the claimant as the manner in which Seller reports and pursues claims by its then-existing Subsidiaries, provided that, if the insurer disputes such claim, then Seller shall only be required to contest such position of the insurer if Purchaser pays the costs and expenses of litigating and contesting such position of the insurer (without regard to the outcome of such dispute).

         Section 5.13 Unclaimed Property Audit. Purchaser agrees to cooperate and agrees to cause the Company to cooperate with Seller and any of its employees, directors, representatives and other agents in Seller's preparation for and response to any unclaimed property audit by any state relating to periods prior to the Closing Date, including, but not limited to, promptly providing copies of all reasonably requested documents and making Company employees available during normal business hours and in a manner so as not to interfere with Purchaser's or the Company's business to respond to inquiries of Seller in connection with any such audit. The obligations of Purchaser under this Section 5.13 shall survive until the expiration of the applicable state statutes of limitation.

         Section 5.14 Bank Accounts; Cash Pooling. Seller shall provide, in the case of the Company and its Major Subsidiaries, and shall use its reasonable best efforts to provide, in the case of Subsidiaries that are not Major Subsidiaries, Purchaser with a complete list of each of the bank accounts of the Company and the Company Subsidiaries and the authorized signatories for each such account as soon as practicable before the Closing Date. The parties shall cooperate in connection with the replacement or supplementation of such signatories effective as of the Closing. Seller shall terminate the participation of the Company, the Company Subsidiaries and the Minority Subsidiaries in all cash pooling arrangements maintained by Seller or its Affiliates (other than arrangements, if any, maintained exclusively by the Company and Company Subsidiaries) as of the Closing.

         Section 5.15 Director and Officer Resignations. To the extent requested by Purchaser in writing before the Closing Date, Seller shall use its reasonable best efforts to deliver to Purchaser the resignations of all members of the boards of directors and the officers of the Company and the Company Subsidiaries from their respective positions as directors and/or officers of such entities immediately before the Closing.

         Section 5.16 Further Assurances.

         (a) From and after the Closing, each of Seller and Purchaser shall furnish or cause to be furnished to the other party and its employees, counsel, auditors and other representatives such information relating to periods prior to Closing, and assistance relating to the Company and the Company Subsidiaries (to the extent within the control of such other party) as is reasonably necessary for financial reporting and accounting matters of the other party, including the furnishing of such documentation and information relating to the Company and the Company Subsidiaries as may be reasonably requested in connection with the preparation of reports, accounts and other documents and materials to be filed with or submitted to the SEC, the UKLA, the U.K. Financial Services Authority or any stock exchange or in connection with any proposed capital markets offering that would be exempt from the registration requirements of the Securities Act; provided, however, that Seller shall indemnify and hold harmless Purchaser and the Company with respect to the use by Seller of any information relating to the Company and the Company Subsidiaries in connection with filings by Seller under applicable securities laws.

         (b) At any time and from time to time, each party to this Agreement agrees, subject to the terms and conditions of this Agreement, to take such actions and to execute and deliver such documents as may be necessary to effectuate the purposes of this Agreement at the earliest practicable time.

         (c) Seller agrees to use reasonable efforts to take such actions, execute and deliver such documents, and otherwise cooperate with Purchaser as may be necessary to effectuate, within 60 days after the Closing Date, the transfer to the Company or one or more Company Subsidiaries, as designated by Purchaser, all licenses for Computer Software used by the Company or any of the Company Subsidiaries, including, without limitation, any enterprise licenses not currently in the name of the Company or a Company Subsidiary. This Section 5.16(c) shall not apply to the PeopleSoft license.

         Section 5.17 Restrictive Covenant. To induce Purchaser to enter into this Agreement and purchase the Company Shares, the AISA Share and the Intercompany Loan, Seller agrees as an independent covenant that from the Closing Date until the date that is two years thereafter, Seller shall not and shall not permit any of its Subsidiaries to:

         (a) make aggregate expenditures during any twelve month period in excess of $50 million for the purpose of acquiring, directly or indirectly, any interest in a business that, when taken together with all other interests in such business being acquired in the same and all related transactions, consists primarily of Marketing Research. For purposes of this clause (a):

              (i) a business shall be deemed to consist primarily of Marketing Research if and only if in excess of 25% of the gross revenues of such business for the 12 months ended on the date of the relevant acquisition(s) are directly attributable to the conduct of Marketing Research; and

              (ii) acquisitions after the date hereof by any entity that is a Seller Minority Subsidiary as of the date hereof shall not be restricted in any way or count toward the $50 million threshold; or

         (b) solicit, induce or encourage William E. Lipner, Patrick G. Healy, Ken Freeman, Bruno Hoetzel, Stephen Factor, Randall Smith, J.R. Hall, Michael Lopresti, Robert Grindlay or Debra Mason to terminate his or her relationship with Purchaser or any Subsidiary of Purchaser or offer employment to, or offer to conclude any contract of services with, William E. Lipner, Patrick G. Healy, Ken Freeman, Bruno Hoetzel, Stephen Factor, Randall Smith, J.R. Hall, Michael Lopresti, Robert Grindlay or Debra Mason (but only, solely in the case of Debra Mason, while she is employed by Purchaser or any Subsidiary of Purchaser); provided that a general advertisement or disclosure of a general search that is not targeted at any of these specified persons shall not violate this Section 5.17(b) so long as the Persons referred to in this Section 5.17(b) are not actually hired during the two years following the Closing (other than Debra Mason, as provided above).

         (c) For the avoidance of doubt, nothing in Section 5.17(a) shall prohibit Seller or any Seller Subsidiary from continuing (including by organic growth and internal investments (such as capital expenditures)) any Marketing Research activities or capabilities that exist, as of the date hereof, at Seller or any existing Seller Subsidiary (other than the Company and the Company Subsidiaries), including, without limitation, Infoplan, Inc. ("Infoplan") and the HPI Research Group Division of Draft Worldwide Limited. Seller acknowledges that the restrictions contained in this Section 5.17 are reasonable and necessary to protect the legitimate interests of Purchaser, and that any violation of this Section 5.17 will result in irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser, and, therefore, Purchaser shall be entitled to preliminary and permanent injunctive relief in any court of competent jurisdiction and to an equitable accounting of all earnings, profits and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies to which Purchaser may be entitled. If any portion of the covenants or agreements contained in this Section 5.17 or the application thereof is held to be invalid or unenforceable, then the other portions of such covenants or agreements or the application thereof shall not be affected and shall be given full force and effect without regard to the invalid or unenforceable portions. If any covenant or agreement herein is held to be unenforceable because of the area covered, the duration thereof, or the scope thereof, then the court making such determination shall have the power to reduce the area and/or duration and/or limit the scope thereof, and the covenant or agreement shall then be enforceable in its reduced form. Seller acknowledges that the restrictive covenant of this Section 5.17 has been negotiated by the parties and that Purchaser would not have entered into this Agreement if Seller did not agree to the restrictive covenant.

         Section 5.18 Funding. Purchaser shall use commercially reasonable efforts to cause the condition set forth in Section 6.2(d) (Funding) to be satisfied. Without the prior written consent of Seller, prior to the consummation of the Closing, Purchaser shall not (a) terminate the Loan Agreement, (b) amend the Loan Agreement, (c) waive any right arising under the Loan Agreement or (d) fail to enforce its rights under the Loan Agreement if Purchaser has a good faith belief and understanding that such rights have been violated, in the case of (a), (b), (c) or (d), in a way that would adversely affect the satisfaction of any of the conditions to Closing set forth in Article VI or Purchaser's ability to pay the Estimated Cash Purchase Price and consummate the Closing; provided, that, if the Closing is consummated and Purchaser satisfies all its obligations at the Closing, Seller agrees that it shall have no rights against Purchaser (including in its capacity as shareholder of Purchaser) under this Section 5.18.

         Section 5.19 Purchaser Circular; Information Supplied.

         (a) Purchaser shall, as soon as reasonably practicable and in accordance with all applicable Laws (but in any event no later than the earlier of (i) the Business Day immediately following the completion of the accountant's report required for the purposes of the Purchaser Circular; and (ii) the tenth Business Day after the date hereof), prepare and file with the UKLA a circular to be sent to Purchaser shareholders in connection with the Purchaser Shareholder Meeting, which such circular shall, if required under the Listing Rules or otherwise by the UKLA, comprise listing particulars for the purposes of section 79 of the FSMA (the "Purchaser Circular"). Purchaser shall use reasonable efforts to obtain the UKLA's formal approval of the Purchaser Circular in accordance with the Listing Rules as promptly as practicable after the date of filing and shall as soon as reasonably practicable thereafter publish the Purchaser Circular, dispatch the same to those entitled to receive it and complete any other necessary formalities in relation to the Purchaser Circular in accordance with all applicable Laws (for the avoidance of doubt, Purchaser shall not in any way be mitigated from its obligations to publish and dispatch the Purchaser Circular pursuant to this Section 5.19(a) or from any other obligation under this Section 5.19 if the directors of Purchaser have determined that the recommendation of its board of directors referred to in
Section 5.21 should not be given or should be withdrawn or modified). To the extent required by the UKLA or under any applicable Laws, after the Purchaser Circular has been so dispatched, Purchaser shall promptly circulate amended, supplemental or supplemented materials, and to the extent required in connection therewith, resolicit votes. Both parties shall, and shall cause their investment bankers, accountants and other representatives to, use all reasonable efforts to obtain formal and informal waivers from the UKLA and other relevant Governmental Entities with respect to disclosure requirements applicable to the Purchaser Circular that may not be readily satisfied by the parties. Seller shall, as promptly as reasonably practicable, use all reasonable efforts to furnish Purchaser with all requested information concerning Seller, its Affiliates, their respective businesses and other matters, in each case to the extent necessary and appropriate (under section 80 of the FSMA and otherwise) for the preparation of the Purchaser Circular and any supplement or amendment thereto. Seller shall promptly notify Purchaser in the event Seller becomes aware (i) that any information or statement in the Purchaser Circular reflecting information provided by Seller (and/or in relation to Seller, the Company, the Company Subsidiaries and/or their respective businesses) is untrue or inaccurate in any material respect or (ii) of any fact (in relation to Seller, the Company, the Company Subsidiaries and/or their respective businesses), the omission of which renders any such information or statement contained in the Purchaser Circular misleading in any material respect.

         (b) Seller shall have an opportunity to review in advance all written submissions to or filings with the UKLA in connection with and including drafts of the Purchaser Circular and to comment on the sections of such submissions or filings that include any disclosure relating to Seller, any of its Affiliates, their respective businesses, this Agreement or the transactions contemplated hereby and Purchaser shall take into account the reasonable comments of Seller in relation thereto. Except to the extent required by the UKLA, the Listing Rules and/or any applicable Laws, Purchaser shall not include any disclosure relating to Seller, any of its Affiliates, their respective businesses, this Agreement or the transactions contemplated hereby in the Purchaser Circular or any draft thereof submitted to the UKLA or any other submissions to the UKLA in relation thereto if Seller reasonably objects to such disclosure (and Seller agrees not to object to any such disclosures that are accurate, not misleading, and necessary and appropriate for the publication of the Purchaser Circular and/or to obtain the Purchaser Shareholder Approval).

         Section 5.20 Purchaser Shareholder Approval; Convening of Purchaser Shareholder Meeting. Purchaser shall use reasonable endeavors (a) to take all actions required to obtain the Purchaser Shareholder Approval and the satisfaction of the condition in Section 6.1(c), and (b) to convene and hold the Purchaser Shareholder Meeting no later than the 18th calendar day after the approval by the UKLA of the Purchaser Circular. Purchaser acknowledges that its obligations under this Section 5.20 shall not in any way be mitigated by a withdrawal or modification of the recommendation of its board of directors or any decision by its board of directors not to give such recommendation. A withdrawal or modification by Purchaser's board of directors of its recommendation pursuant to and in accordance with Section 5.21 or any decision by Purchaser's board of directors not to give such recommendation pursuant to and in accordance with Section 5.21 shall not be deemed to be a breach of this
Section 5.20.

         Section 5.21 Board of Directors Recommendation. Purchaser undertakes to include in the Purchaser Circular the unanimous recommendation of its board of directors to the shareholders of Purchaser of the approval of all resolutions required to be passed in order for the Purchaser Shareholder Approval to be obtained and such recommendation shall not at any time be withdrawn or adversely modified and Purchaser shall not take or omit to take any action if taking or omitting to take such action would lead to such a withdrawal or modification or any decision by its board of directors not to give such recommendation and Purchaser shall not announce its intention to make a determination not to give or to withdraw or modify such recommendation except (i) in each case, to the extent that the directors of Purchaser have determined in good faith that such recommendation should not be given where to do so would be a breach of their fiduciary duties; or (ii) in each case, to the extent that the directors of Purchaser have determined in good faith that such recommendation should be withdrawn or modified where not to do so would be a breach of their fiduciary duties.

         Section 5.22 Acquisition Proposal. Until the earlier of (a) Closing and
(b) the date, if any, on which the board of directors of Purchaser determines not to give its recommendation to the shareholders of Purchaser of the approval of all resolutions required to be passed in order for the Purchaser Shareholder Approval to be obtained or to withdraw or modify such recommendation, or when Purchaser has announced its intention to make such a determination, none of Seller, any Affiliate of Seller or any officer, director or employee of, or any investment banker, attorney, accountant or other advisor or representative of, Seller or any Affiliate of Seller will, directly or indirectly (i) solicit, initiate or encourage the submission of any competing offer for the purchase of the Company or any Company Subsidiary or the purchase of all or any portion of the securities or assets (including by merger, recapitalization, consolidation or in any other form of transaction) of the Company or any Company Subsidiary ("Acquisition Proposal") or (ii) negotiate or otherwise respond to, other than decline to enter into such negotiations, or furnish to any Person any non-public information with respect to the Company or any Company Subsidiary (or take any other action) to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that nothing in this Section
5.22 shall prohibit Seller, the Company or any Company Subsidiary from taking any action otherwise permitted to be taken pursuant to Section 5.1(a)(viii). In the event of any inquiry about the possibility of making an Acquisition Proposal or Acquisition Proposal (or request for non-public information about the Company or any Company Subsidiary by any Person who is reasonably believed by Seller to be considering making an Acquisition Proposal), Seller shall provide prompt written notice to Purchaser of its receipt of such inquiry, Acquisition Proposal or request; provided, that Seller shall have no obligation to disclose to Purchaser any terms or the identity of the inquiring party.

         Section 5.23 Right of First Refusal.

         (a) If, at any time prior to the first anniversary of the Closing Date, Seller (or Seller's Affiliate which owns the stock or assets to be sold), receives a bona fide, written offer from a third party to purchase (the "Purchase") all or any portion of the outstanding capital stock of, or all or any portion of the assets outside the ordinary course of business of, Infoplan (other than an offer to purchase directly or indirectly all or substantially all of the capital stock or assets of McCann-Erickson Worldwide's Japanese operations), and Seller (or Seller's Affiliate which owns the stock or assets to be sold) desires to accept such written offer (an "Offer"), then, Seller shall promptly notify Purchaser in writing of all of the terms of the Offer, including
(i) a description of the assets or stock to be transferred, as applicable, (ii) the identity and address of the prospective purchaser, (iii) the consideration and the material terms and conditions upon which the proposed transfer of assets or stock is to be made and (iv) if any part of the consideration is proposed to be paid in kind, the aggregate fair market value of the consideration to be delivered to Seller (or Seller's Affiliate which owns the stock or assets to be sold) in connection with the Offer (the "Offer Notice"); provided, however, that the foregoing shall not apply to an offer to purchase less than five percent of Infoplan's outstanding capital stock (but only if such offer is not part of a series of related offers to purchase more than five percent of Infoplan's capital stock in the aggregate). The Offer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the Purchase. Upon receipt of an Offer Notice, Purchaser shall be entitled for a period of 14 days commencing on the date it receives the Offer Notice to deliver to Seller an irrevocable written offer to purchase Infoplan for the same aggregate consideration, and on the same terms and subject to the same conditions, as set forth in the Offer Notice (such notification, the "Purchaser's Acceptance"). Following receipt of Purchaser's Acceptance, Seller (or Seller's Affiliate which owns the stock or assets to be sold) shall within 30 Business Days of its receipt of Purchaser's Acceptance sell, or procure the sale of, and Purchaser shall purchase, the stock or assets of Infoplan referred to in the Offer Notice for the same aggregate consideration, and on the same terms and subject to the same conditions as set forth in the Offer Notice, pursuant to a written agreement containing customary warranties, covenants and indemnities (unless the Offer Notice sets out warranties, covenants and indemnities, in which case such warranties, covenants and indemnities shall apply).

         (b) In the event the purchase price specified in the Offer Notice shall be payable in property other than cash or evidences of indebtedness, Purchaser shall have the right to pay the purchase price in the form of cash equal in amount to the value of such property. If Purchaser and Seller cannot agree on such cash value within ten Business Days after Seller's receipt of the Purchaser's Acceptance, the valuation shall be made by an appraiser of recognized standing selected by Purchaser and Seller or, if they cannot agree on an appraiser within ten Business Days after Seller's receipt of the Purchaser's Acceptance, each shall select an appraiser of recognized standing and the two appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value. The cost of such appraisal shall be shared equally by Purchaser and Seller.

         (c) If Purchaser shall fail to give the Purchaser's Acceptance pursuant to the terms set forth above or shall otherwise fail to purchase Infoplan stock or assets pursuant to Purchaser's Acceptance, Purchaser shall be deemed to have irrevocably waived its right to purchase Infoplan pursuant to the terms of the Offer and Seller or the applicable Seller's Affiliate shall have the right to sell Infoplan upon the terms contained in the Offer to the third party making the Offer within 180 days following the date of the Offer (or such longer period as may be required pursuant to the agreement related to the Offer); provided, however, that in the event Seller fails to consummate such sale contemplated by such Offer within the specified time period, Seller shall not be permitted to sell the stock or assets of Infoplan without again complying with this Section 5.23.

                                   ARTICLE VI
                                   CONDITIONS

         Section 6.1 Conditions to Each Party's Obligation to Effect the Closing. The obligation of each party to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

         (a) Statutes; Court Orders. (i) No Law shall have been enacted or promulgated after the date hereof by any Governmental Entity in any applicable jurisdiction which makes the transactions contemplated hereby illegal or otherwise prohibits the consummation of the Closing.

              (ii) There shall not be in effect any temporary or permanent order or preliminary or permanent injunction of a Governmental Entity of competent jurisdiction in any applicable jurisdiction which precludes consummation of the Closing.

              (iii) No Governmental Entity in any applicable jurisdiction shall have instituted an action or proceeding (which remains pending at what would otherwise be the Closing Date) seeking to enjoin or prohibit the consummation of the Closing.

         (b) HSR and Similar Approvals. (i) The waiting period or relevant authorization required for the consummation of the Closing under the HSR Act and each other applicable Law relating to competition or antitrust promulgated, enacted or enforced by a Governmental Entity in any applicable jurisdiction, if any, shall have expired, been terminated or been obtained, as appropriate, if the effect of consummation of the Closing before such expiration or termination, or before obtaining such authorization, would be a violation of such Law and
(ii) in the case of the United Kingdom, no extension of the period for consideration having been made by the U.K. Office of Fair Trading within 20 Business Days of a filing in the United Kingdom or, if such extension is made, no indication having been received from the U.K. Office of Fair Trading within 35 Business Days of a filing in the United Kingdom that it would intend to recommend reference of or to refer the transactions contemplated by this Agreement to the Competition Commission in the United Kingdom.

         (c) Shareholder Approval. The transactions contemplated by this Agreement shall have been duly approved at the Purchaser Shareholder Meeting by the Purchaser Shareholder Approval.

         (d) Admission. Admission shall have occurred.

         Section 6.2 Conditions to Obligations of Purchaser to Effect the Closing. The obligation of Purchaser to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

         (a) (i) The representations in Sections 3.2 (Authorization), 3.5 (Ownership and Possession of Company Shares), 3.6(a) (Capitalization), 3.9(a) (Absence of Certain Changes) and 3.25 (Brokers and Finders) shall be accurate, and the representations in Sections 3.3 (Execution; Validity of Agreement), 3.7(a) (Subsidiaries; Intercompany Loan) and 3.24 (No Interest) (A) shall be accurate in all material respects, as of the Closing Date as though restated on and as of such date or (B) if such representation, by its terms, is made as of a date specified therein, shall be accurate in all material respects as of such date.

              (ii) In the case of each representation and warranty in Article III other than those referred to in Section 6.2(a)(i): except for any failures to be so accurate as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such representation and warranty, without taking into account any materiality, material adverse effect or Company Material Adverse Effect qualification therein, either (A) shall be accurate as of the Closing Date as though restated on and as of such date or (B) if such representation and warranty, by its terms, is made as of a date specified therein, shall be accurate as of such date.

         (b) Seller and IPG-Denmark shall have performed and complied with, in all material respects, all agreements, covenants and obligations required by the Transaction Documents and the AISA Share Transfer Agreement, as applicable, to be performed or complied with by it prior to or at the Closing.

         (c) Purchaser shall have received a certificate signed by a senior or executive officer of Seller, dated the Closing Date, to the effect set forth in clauses (a) and (b) of this Section 6.2.

         (d) Purchaser shall have received at least $400 million in debt and/or equity financing on or after the date hereof.

         Section 6.3 Conditions to Obligations of Seller to Effect the Closing. The obligation of Seller to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

         (a) (i) The representations in Sections 4.2(a) (Authorization), 4.8 (Brokers and Finders), 4.9(b) (Purchaser Shares) and 4.12(a) (Absence of Certain Changes and Events) shall be accurate, and Sections 4.2(b) (Execution; Validity of Agreement) and 4.9(a) (Capitalization of Purchaser) (A) shall be accurate in all material respects, as of the Closing Date as though restated on and as of such date or (B) if such representation, by its terms, is made as of a date specified therein, shall be accurate in all material respects as of such date.

              (ii) In the case of each representation and warranty in Article IV other than those referred to in Section 6.3(a)(i): except for any failures to be so accurate as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, such representation and warranty, without taking into account any materiality, material adverse effect or Purchaser Material Adverse Effect qualification therein, either (A) shall be accurate as of the Closing Date as though restated on and as of such date or (B) if such representation and warranty, by its terms, is made as of a date specified therein, shall be accurate as of such date.

         (b) Purchaser shall have performed and complied with, in all material respects, all agreements, covenants and obligations required by the Transaction Documents and the AISA Share Transfer Agreement to be performed or complied with by it prior to or at the Closing.

         (c) Seller shall have received a certificate signed by a senior or executive officer of Purchaser, dated the Closing Date, to the effect set forth in clauses (a) and (b) of this Section 6.3.

                                  ARTICLE VII
                                   TERMINATION

         Section 7.1 Termination. The transactions contemplated hereby may be terminated or abandoned at any time prior to the Closing Date:

         (a) By the mutual written consent of Purchaser and Seller;

         (b) By either party on prior written notice to the other if any Governmental Entity in any applicable jurisdiction shall have issued an order, decree or ruling or taken any other action which permanently restrains, enjoins or otherwise prohibits the consummation of the Closing and such order, decree, ruling or other action shall have become final and non-appealable;

         (c) By either party on prior written notice to the other if the Closing shall not have occurred on or prior to the 270th day after the date hereof;

         (d) By Seller on prior written notice to Purchaser if any of the conditions set forth in Section 6.1 (other than Section 6.1(c)) or 6.3 shall have become incapable of fulfillment with commercially reasonable efforts and shall not have been waived by Seller;

         (e) By Purchaser on prior written notice to Seller if any of the conditions set forth in Section 6.1 (other than Section 6.1(c)) or 6.2 shall have become incapable of fulfillment with commercially reasonable efforts and shall not have been waived by Purchaser;

         (f) By Seller on prior written notice to Purchaser if (i) all the conditions to the obligations of Purchaser to consummate the Closing (other than the condition specified in Section 6.2(d)) shall have been satisfied or waived for ten consecutive Business Days (or would be satisfied or waived for ten consecutive Business Days if the Closing were to have occurred on such Business Days and provided that for this purpose, Section 6.2(c) shall be deemed satisfied if Seller has delivered the certificate referred to in Section 6.2(c) on the first of such ten consecutive Business Days incorporating a statement that, in the absence of written notice to the contrary, such certificate may be relied on as remaining true for the next nine Business Days, and no such written notice has been given) and (ii) the failure of Section 6.2(d) to have been satisfied is not due to a breach of this Agreement by Seller;

         (g) By either party on prior written notice to the other if the Purchaser Shareholder Approval shall not have been obtained at the Purchaser Shareholder Meeting; or

         (h) By Purchaser on prior written notice to Seller if in accordance with and subject to Section 5.21, the directors of Purchaser have determined in good faith that the recommendation of its board of directors referred to in
Section 5.21 should not be given where to do so would be a breach of their fiduciary duties or should be withdrawn or modified where not to do so would be a breach of their fiduciary duties.

         Section 7.2 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 7.1, (a) this Agreement shall become null and void and of no further force or effect except for Section 5.2(b) (other than the penultimate sentence of Section 5.2(b)), Section 5.5, this Article VII and Article X and (b) such termination shall relieve each party from all violations of this Agreement that occurred prior to such termination other than
(i) violations that resulted in or caused the failure of the Closing to occur and (ii) willful breaches.

         Section 7.3 Termination Fee.

         (a) Purchaser shall pay to Seller $4.25 million (the "Termination Fee") in immediately available U.S. Dollar funds on the date this Agreement is terminated if terminated by Purchaser (and such termination, if by Purchaser, shall not be effective until the Termination Fee is paid in full), or within five Business Days after the date this Agreement is terminated if terminated by Seller, in the event that this Agreement is terminated:

              (i) By Seller pursuant to Section 7.1(f);

              (ii) By Purchaser pursuant to Section 7.1(h);

              (iii) By either Seller or Purchaser pursuant to Section 7.1(g);

              (iv) By either Seller or Purchaser pursuant to Section 7.1(c) if
Section 6.1(c) has not been satisfied at the time of such termination;

              (v) By Purchaser pursuant to Section 7.1(e) as a result of the condition in Section 6.2(d) having become incapable of fulfillment and not having been waived by Purchaser, so long as such incapability is not due to a breach of this Agreement by Seller;

              (vi) By Purchaser for any reason at a time when Seller has the right to terminate pursuant to Section 7.1(f) but has not yet exercised such right; or

              (vii) By either Seller or Purchaser for any reason if either (A) the directors of Purchaser have determined for any reason (whether or not in accordance with their fiduciary duties or pursuant to the provisions of this Agreement) that the recommendation of its board of directors referred to in
Section 5.21 shall not be given or shall be withdrawn or modified or (B) if Purchaser has made an announcement of its intent to make such a determination.

         (b) Purchaser acknowledges that the agreements contained in this
Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Seller would not have entered into this Agreement.

                                  ARTICLE VIII
                                 INDEMNIFICATION

         Section 8.1 Indemnification; Remedies.

         (a) After the Closing, Seller shall indemnify, defend and hold harmless Purchaser from and against all Losses incurred by Purchaser, its Subsidiaries and the respective officers and directors of Purchaser and its Subsidiaries (including the Company and the Company Subsidiaries after the Closing) ("Purchaser Indemnified Persons") that arise out of or are based upon (i) any breach by Seller of any of Seller's representations and warranties contained in this Agreement as restated on and as of the Closing Date as though made on and as of the Closing Date with respect to the circumstances then prevailing (except for representations and warranties made as of a specified date, which are restated only on and as of the specified date) or in any certificate delivered by Seller at the Closing pursuant to Section 6.2(c), (ii) any breach by Seller of its covenants contained in this Agreement, or (iii) any Plan maintained by, sponsored by or contributed to by Seller or any ERISA Affiliate of Seller or for which Seller or any ERISA Affiliate of Seller is contingently or directly liable on and after the Closing and, in each case, which Losses do not relate to employees or former employees of the Company or the Company Subsidiaries or (iv) any Taxes allocated to Seller pursuant to Section 5.4(a) of this Agreement whether or not liability for such Taxes is described in the Seller Disclosure Schedule or gives rise to a breach.

         (b) Seller's indemnification obligation under Section 8.1(a) shall be subject to each of the following limitations:

              (i) With respect to indemnification for Losses arising out of or relating to any breaches of any representation or warranty by Seller in this Agreement as restated on and as of the Closing Date as though made on and as of the Closing Date with respect to the circumstances then prevailing (except for representations and warranties made as of a specified date, which are restated only on and as of the specified date) or in the certificate delivered by Seller at the Closing pursuant to Section 6.2(c) or any breach of any covenant by Seller at or before the Closing, such obligation to indemnify shall terminate on February 28, 2005 (except, to the extent relating to a Carve-out Subsidiary, if any, such date shall be the date that is a number of days after February 28, 2005 equal to the number of days after the Closing Date on which the Secondary Closing relating to such Carve-out Subsidiary occurs), unless before such date Purchaser has provided Seller with an applicable Claim Notice, except that (A) the obligation to indemnify for a breach of any representation or warranty by Seller contained in Sections 3.15 (Environmental Matters), 3.17 (Employee Benefit Plans), and 3.21 (Absence of Questionable Payments) or to indemnify for Taxes as set forth in Section 8.1(a)(iv) shall terminate 60 days after the expiration of the latest of all applicable statutes of limitation for which a claim may be made by a third party (including any taxing authority or other Governmental Entity (federal, state, local or foreign) with respect to which the Company either pays Taxes or files Tax Returns or should have paid Taxes or filed Tax Returns), (B) there shall be no termination of such obligations with respect to Sections 3.1 (Organization), 3.2 (Authorization), 3.3 (Execution; Validity of Agreement), 3.5 (Ownership and Possession of Company Shares), 3.6(a) (Capitalization), 3.7(a), (c), (d) and (e) (Subsidiaries; Intercompany Loan) and
3.25 (Brokers or Finders) and (C) the obligation to indemnify for any breach of any covenant by Seller, the performance of which is due after Closing, shall terminate 18 months after the last performance was due.

              (ii) Except with respect to any breach of Article I or II or
Section 3.7(a) (Subsidiaries; Intercompany Loan) (but only in relation to the capital stock of Infratest Burke Aktiengesellschaft Holding or any ownership interest in any entity succeeding to all or substantially all of the assets and liabilities of Infratest Burke Aktiengesellschaft Holding), 5.6 (Employees; Employee Benefits), 5.8 (Intercompany Arrangements), 5.12(c) (Insurance Policies) or 5.17 (Restrictive Covenant) and except with respect to obligations to indemnify for Taxes pursuant to Section 8.1(a)(iv), there shall be no obligation to indemnify under Section 8.1(a) unless and until the aggregate of all Losses (other than those arising under the provisions excepted in the introduction to this clause (ii)) for which Seller, but for this clause (ii), would be liable under Section 8.1(a) exceeds on a cumulative basis an amount equal to $8.5 million (the "Threshold"), in which case Seller shall be obligated to indemnify under Section 8.1(a) for the whole amount of such Losses and not merely for the excess over the Threshold;

              (iii) Except with respect to any breach of Article I or II or
Section 5.6 (Employees; Employee Benefits), 5.8 (Intercompany Arrangements), 5.12(c) (Insurance Policies) or 5.17 (Restrictive Covenant) and except with respect to obligations to indemnify for Taxes pursuant to Section 8.1(a)(iv), there shall be no obligation to indemnify under Section 8.1(a) for any item where the Losses relating thereto are less than $100,000 (it being understood that such items shall not be aggregated for purposes of the immediately preceding clause (ii));

              (iv) There shall be no obligation to indemnify under Section 8.1(a) to the extent the Losses arise out of or relate to any breaches of representations or warranties by Seller in this Agreement or any breaches of covenants in this Agreement by Seller before the Closing that relate to any obligations to cause the Closing to occur and the Closing conditions to be satisfied for any amount, in the aggregate, in excess of $75 million, except that there shall be no limitation on the amount of the indemnification obligation for any breach or alleged breach of Section 3.1 (Organization), 3.2 (Authorization), 3.3 (Execution; Validity of Agreement), 3.5 (Ownership and Possession of Company Shares), 3.6(a) (Capitalization), 3.7(a), (c), (d) and (e) (Subsidiaries; Intercompany Loan), 3.25 (Brokers or Finders) or 3.26 (Reorganizations) and there shall be no such limitation with respect to obligations to indemnify for Taxes pursuant to Section 8.1(a)(iv);

              (v) There shall be no obligation to indemnify under Section 8.1(a) to the extent the Loss arises solely as a result of any action taken or omitted to be taken by Purchaser or any of its Affiliates (including the Company or any Company Subsidiary after the Closing);

              (vi) There shall be no obligation to indemnify under Section 8.1(a) to the extent that any claim for indemnification is for an amount that has been reserved or accrued as specifically reflected or included in the Company Financial Statements, except (subject to the existence of a breach of a representation or warranty and subject to this Article VIII) to the extent the reserve or accrual is not adequate;

              (vii) Each Loss shall be reduced by (A) the amount of any insurance proceeds paid to Purchaser or any Purchaser Indemnified Person with respect to such Loss, (B) any indemnity, contribution or other similar payment paid to Purchaser or any Purchaser Indemnified Person by any third party with respect to such Loss and (C) an amount equal to any net reduction of income Taxes attributable to such Loss;

              (viii) Any obligation to indemnify under Section 8.1(a) for Taxes imposed on an entity shall not exceed the amount of Taxes that would have been payable by that entity only after the maximum use (without double counting) of any net operating losses, tax credits or other tax attributes that were available for potential use by the entity as of the Closing Date with respect to periods ending on or before the Closing Date; and

              (ix) Notwithstanding Section 2.2(e) or (f), there shall be no obligation to indemnify under Section 8.1(a) for any Tax liability to the extent such liability is included in the Closing Statement.

         (c) After the Closing, Purchaser shall indemnify, defend and hold harmless Seller from and against all Losses incurred by Seller, its Subsidiaries and the respective directors and officers of Seller and its Subsidiaries (each a "Seller Indemnified Person") that arise out of or are based upon (i) any breach by Purchaser of any of Purchaser's representations and warranties contained in this Agreement as restated on and as of the Closing Date as though made on and as of the Closing Date with respect to the circumstances then prevailing (except for representations and warranties made as of a specified date, which are restated only on and as of the specified date) or in any certificate delivered by Purchaser at the Closing pursuant to Section 6.3(c), (ii) any breach by Purchaser of its covenants contained in this Agreement and (iii) any Taxes allocated to the account of Purchaser under Section 5.4(a) of this Agreement.

         (d) Purchaser's indemnification obligation under Section 8.1(c) shall be subject to each of the following limitations:

              (i) With respect to indemnification for Losses arising out of or relating to any breaches of any representation or warranty by Purchaser in this Agreement as restated on and as of the Closing Date as though made on and as of the Closing Date with respect to the circumstances then prevailing (except for representations and warranties made as of a specified date, which are restated only on and as of the specified date) or in the certificate delivered by Purchaser at the Closing pursuant to Section 6.3(c) or any breach of any covenant by Purchaser at or before the Closing, such obligation to indemnify shall terminate on February 28, 2005, unless before such date Seller has provided Purchaser with an applicable Claim Notice, except that (A) there shall be no termination of such obligations with respect to Sections 4.1 (Organization), 4.2 (Authorization; Validity of Agreement) and 4.8 (Brokers or Finders) and (B) the obligation to indemnify for any breach of any covenant by Purchaser, the performance of which is due after Closing, shall terminate 18 months after the last performance was due.

              (ii) Except with respect to any breach of Article I or II or
Section 5.6 (Employees; Employee Benefits), 5.9 (Treatment of Seller Guaranties; AISA Shareholder Rights) or 5.12 (Insurance Policies) and except for any obligation to indemnify for Taxes pursuant to Section 8.1(c)(iii), there shall be no obligation to indemnify under Section 8.1(c) unless and until the aggregate of all Losses (other than those arising under the provisions excepted in the introduction to this clause (ii)) for which Seller, but for this clause
(ii), would be liable under Section 8.1(c) exceeds the Threshold on a cumulative basis, and once such aggregate Losses exceeds the Threshold, Purchaser shall indemnify Seller under Section 8.1(c) for the whole amount of such Losses and not merely for the excess over the Threshold;

              (iii) Except with respect to any breach of Article I or II or
Section 5.6 (Employees; Employee Benefits), 5.9 (Treatment of Seller Guaranties; AISA Shareholder Rights) or 5.12 (Insurance Policies) and except for any obligation to indemnify for Taxes pursuant to Section 8.1(c)(iii), there shall be no obligation to indemnify under Section 8.1(c) for any item where the Losses relating thereto are less than $100,000 (it being understood that such items shall not be aggregated for purposes of the immediately preceding clause (ii));

              (iv) There shall be no obligation to indemnify under Section 8.1(c) (to the extent the Losses arise out of or relate to any breaches of representations or warranties by Purchaser in this Agreement or any breaches of covenants in this Agreement by Purchaser before the Closing that relate to any obligations to cause the Closing to occur or the Closing conditions to be satisfied) for any amount, in the aggregate, in excess of $75 million, except that there shall be no limitation on the amount of the indemnification obligation for any breach or alleged breach of Section 4.1 (Organization), 4.2(a) (Authorization) or 4.8 (Brokers or Finders), and there shall be no such limitation with respect to obligations to indemnify for Taxes pursuant to
Section 8.1(c)(iii);

              (v) There shall be no obligation to indemnify under Section 8.1(c) to the extent the Loss arises solely as a result of any action taken or omitted to be taken by Seller or any of its Affiliates;

              (vi) There shall be no obligation to indemnify under Section 8.1(c) to the extent that any claim for indemnification is for an amount that has been reserved or accrued as specifically reflected or included in the Purchaser Financial Statements, except (subject to the existence of a breach of a representation or warranty and subject to this Article VIII) to the extent the reserve or accrual is not adequate; and

              (vii) Each Loss shall be reduced by (A) the amount of any insurance proceeds paid to Seller or any Seller Indemnified Person with respect to such Loss, (B) any indemnity, contribution or other similar payment paid to Seller or any Seller Indemnified Person by any third party with respect to such Loss and (C) an amount equal to any net reduction of income Taxes attributable to such Loss.

         (e) A breach of any representation, warranty, covenant or agreement contained in this Agreement prior to the Closing shall survive the Closing even if such breach is known to the non-breaching party and shall not be deemed waived and the party having breached or allegedly breached such representation, warranty, covenant or agreement shall continue to be liable or responsible for such breach or alleged breach notwithstanding the consummation of the Closing or the non-breaching party's prior knowledge; provided, however, that in the event either Purchaser or Seller becomes aware (to Purchaser's Knowledge or Seller's Knowledge, as applicable) of any breach or alleged breach by the other of a representation, warranty, covenant or agreement contained in this Agreement prior to the Closing as to which Purchaser or Seller, as applicable, has decided that it will bring a claim under this Article VIII following Closing, Purchaser or Seller, as applicable, shall promptly notify the other before the Closing of such breach or alleged breach (it being understood that a formal corporate approval need not be required to evidence such a decision).

         Section 8.2 Notice of Claim; Defense.

         (a) If (i) any third-party institutes or asserts any claim, demand, investigation, audit in respect of Tax liability, action or proceeding (each of the foregoing, a "Proceeding") that may give rise to Losses for which a party (an "Indemnifying Party") may be liable for indemnification under this Article VIII (a "Third-party Claim") or (ii) any Person entitled to indemnification under this Agreement (an "Indemnified Party") shall have a claim to be indemnified by an Indemnifying Party that does not involve a Third-party Claim, then, in case of clause (i) or (ii), the Indemnified Party shall promptly send to the Indemnifying Party a written notice specifying the nature of such claim and the amount of all related Liabilities (a "Claim Notice"). The Indemnifying Party shall be relieved of its indemnification obligations under this Article VIII to the extent that it is prejudiced by the failure of the Indemnified Parties to provide a timely and adequate Claim Notice.

         (b) In the event of a Third-party Claim, the Indemnifying Party may elect to retain counsel of its choice, reasonably acceptable to the relevant Indemnified Parties, to represent such Indemnified Parties in connection with such Proceeding and shall pay the fees, charges and disbursements of such counsel. The Indemnified Parties may participate, at their own expense and through legal counsel of their choice, in any such Proceeding, provided that (i) the Indemnifying Party may elect to control the defense of the Indemnified Parties in connection with such Proceeding and (ii) the Indemnified Parties and their counsel shall cooperate with the Indemnifying Party and its counsel in connection with such Proceeding. The Indemnifying Party shall not settle any such Proceeding without the relevant Indemnified Parties' prior written consent (which shall not be unreasonably withheld), unless the terms of such settlement provide for no relief other than the payment of monetary damages. Notwithstanding the foregoing, if the Indemnifying Party elects not to retain counsel and assume control of such defense (or fails to give reasonably prompt notice of its intention to do so) or if both the Indemnifying Party and any Indemnified Party are parties to or subjects of such Proceeding and conflicts of interests exist between the Indemnifying Party and such Indemnified Party, then the Indemnified Parties shall retain counsel reasonably acceptable to the Indemnifying Party in connection with such Proceeding and assume control of the defense in connection with such Proceeding, and the fees, charges and disbursements of no more than one such counsel per jurisdiction selected by the Indemnified Parties shall be reimbursed by the Indemnifying Party. Under no circumstances will the Indemnifying Party have any liability in connection with any settlement of any Proceeding that is entered into without its prior written consent (which shall not be unreasonably withheld).

         (c) From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its counsel, experts and representatives full access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably related to the Claim Notice at no cost to the Indemnifying Party (other than for reasonable out-of-pocket expenses of the Indemnified Parties).

         Section 8.3 Tax Effect of Indemnification Payments. All indemnity payments made pursuant to this Article VIII shall be treated for all Tax purposes as adjustments to the consideration paid with respect to the Company Shares, the AISA Share, the Intercompany Loan and, if applicable, the Finnish Shares.

         Section 8.4 No Duplication; Exclusive Remedy.

         (a) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

         (b) From and after the Closing, the exclusive remedy of each party in connection with this Agreement and the transactions contemplated hereby (whether under this contract or arising under common law or any other Law) shall be as provided in this Article VIII, except as otherwise specified in Section 2.2 (Post-Closing Adjustment), Section 5.17 (Restrictive Covenant) or Section 10.8 (Compulsory Mediation) and except for common law fraud claims.

         Section 8.5 Limitation on Set Off. (a) Neither Purchaser nor Seller shall have any right to setoff any unresolved indemnification claim pursuant to this Article VIII against any payment due pursuant to Article I or II.

         (b) Purchaser's obligations under Section 1.2(a)(iii) shall not be subject to set off, defense or counterclaim except with respect to judgments by a court in favor of Purchaser and against Seller in respect of any Transaction Document or the AISA Share Transfer Agreement that are not subject to appeal or which Seller has acknowledged in writing it is not going to appeal and except with respect to any amounts owing by Seller to Purchaser upon final resolution of the Closing Statement under Section 2.2 (it being understood that the determination by the Accounting Arbitrator in accordance with Section 2.2 shall be deemed to constitute such final resolution).

         Section 8.6 Mitigation. Purchaser and Seller shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party under this Article VIII, including by making commercially reasonable efforts to mitigate, whether by seeking claims against a third party, an insurer or otherwise, and to resolve any such claim or liability.

         Section 8.7 Potential Contributors. If an Indemnified Party receives any payment from an Indemnifying Party in respect of Losses and the Indemnified Party could have recovered all or a part of such Losses from a third party based on the underlying claim or demand asserted against such Indemnifying Party, then such Indemnified Party shall transfer such of its rights to proceed against such third party as are necessary to permit such Indemnifying Party to recover from such third party the amount of such payment.

         Section 8.8 Payments. Any indemnification obligations hereunder shall be paid to the Person entitled thereto within 10 Business Days following the establishment of the Losses and the validity of the claim. Any amount not paid when payable pursuant to this Article VIII shall bear interest at an annual rate equal to the Prime Rate plus 3% regardless of (and instead of) the applicable judicial rate of interest, if any.

                                   ARTICLE IX
                         DEFINITIONS AND INTERPRETATION

         Section 9.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

              "AAA" shall have the meaning set forth in Section 10.8(a).

              "Accounting Arbitrator" shall have the meaning set forth in
Section 2.2(d).

              "Acquisition Proposal" shall have the meaning set forth in Section 5.22.

              "Admission" shall mean the admission of the Purchaser Shares to the Official List and to trading on the London Stock Exchange's market for listed securities.

              "Adverse Claims" shall have the meaning set forth in Section 3.19(a).

              "Affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

              "Agreement" or "this Agreement" shall mean this Stock Purchase Agreement, including all of the schedules, including the Seller Disclosure Schedule, and exhibits hereto.

              "AISA" shall have the meaning set forth in the recitals.

              "AISA Assignment Agreement" shall have the meaning set forth in
Section 5.9(b).

              "AISA Companies" shall have the meaning set forth in Section
2.1(c).

              "AISA Share" shall have the meaning set forth in the recitals.

              "AISA Shareholder Arrangement" shall have the meaning set forth in
Section 5.9(b).

              "AISA Share Transfer Agreement" shall have the meaning set forth in Section 2.1(b)(i).

              "Audits" shall have the meaning set forth in Section 3.18(c).

              "Base Cash Purchase Price" shall have the meaning set forth in
Section 1.2(a).

              "Business Day" shall mean a day other than Saturday, Sunday or any day on which the principal commercial banks located in the State of New York or London, England are authorized or obligated to close under the laws of such state.

              "Breach Item" shall have the meaning set forth in Section 2.2(f).

              "Carve-out Amount" shall have the meaning set forth in Section 2.1(c)(i).

              "Carve-out Event" shall have the meaning set forth in Section 2.1(c).

              "Carve-out Subsidiary" shall have the meaning set forth in Section 2.1(c).

              "Cash Purchase Price" shall have the meaning set forth in Section 1.2(a).

              "CASRO" shall mean the Council of American Survey Research Organizations.

              "Claim Notice" shall have the meaning set forth in Section 8.2(a).

              "Closing" shall mean the closing referred to in Section 2.1.

              "Closing Date" shall mean the date on which the Closing occurs.

              "Closing Net Indebtedness" shall mean the amount, as of the Closing Date (after taking into account any reductions of Indebtedness caused by Seller concurrent with the Closing), equal to Indebtedness less the "cash and cash equivalents" (determined on the same basis as such line item was determined in the Company Financial Statements) of the Company and the Company Subsidiaries that are in accounts controlled by the Company or any of the Company Subsidiaries on the opening of the Closing Date and are not in an account controlled by Seller.

              "Closing Statement" shall have the meaning set forth in Section 2.2(a).

              "Closing Working Capital" shall have the meaning set forth in
Section 2.2(a).

              "Code" shall mean the Internal Revenue Code of 1986, as amended.

              "Companies Act" means the U.K. Companies Act of 1985, as amended from time to time.

              "Company" shall have the meaning set forth in the opening paragraph.

              "Company Balance Sheet Date" shall mean the date of the balance sheet included in the Company Financial Statements.

              "Company Financial Statements" shall mean the audited consolidated balance sheet of the Company and the Company's consolidated Subsidiaries as at December 31, 2002 together with the audited consolidated statement of income and cash flows for the year ended December 31, 2002.

              "Company Intellectual Property" shall mean all Intellectual Property that is owned by or used in the business of the Company or any Company Subsidiary.

              "Company Material Adverse Effect" shall mean any material adverse effect on the business, financial condition or results of operations of the Company and all of the Company Subsidiaries, taken as a whole; provided, however, that the effects of events, changes and circumstances relating to (a) the industries and markets in which the Company operates, (b) macroeconomic factors, interest rates, general financial market conditions, war, terrorism or hostilities, (c) changes in Law, generally accepted accounting principles or official interpretations of the foregoing, or (d) compliance with Section 5.1 of this Agreement or the public announcement of this Agreement, shall not be considered when determining if a Company Material Adverse Effect has occurred.

              "Company Shares" shall mean the outstanding shares of common stock, par value $0.01 per share, issued by the Company, being all of the issued and outstanding capital stock of the Company.

              "Company Subsidiary" shall mean each Subsidiary of the Company, as well as AISA and its Subsidiaries and IX, LLC.

              "Computer Software" shall mean computer software programs, databases and all documentation related thereto.

              "Confidentiality Agreement" shall mean, collectively, the letter agreements dated January 20, 2003, April 21, 2003 and May 9, 2003 (together with the letter agreement dated May 5, 2003) in each case between Seller and Purchaser.

              "Contracts" shall have the meaning set forth in Section 3.12(a).

              "COPPA" shall mean the Children's Online Privacy Protection Act.

              "COPPA Laws" shall have the meaning set forth in Section 3.23(a).

              "Copyrights" shall mean U.S. and foreign registered and unregistered copyrights (including those in Computer Software and databases), rights of publicity and all registrations and applications in any jurisdiction to register the same.

              "Covered Employees" shall mean Retained Employees and any former employee of the Company or any Company Subsidiary.

              "Dispute" shall have the meaning set forth in Section 10.8(a).

              "Dispute Notice" shall have the meaning set forth in Section 10.8(a).

              "Early TS Termination Date" shall have the meaning set forth in
Section 5.6(i).

              "Employer Stock" shall have the meaning set forth in Section 3.17(q).

              "Encumbrances" shall mean any and all liens, charges, security interests, options, puts, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, limitations, understandings or arrangements, restrictions or other encumbrances of any kind or nature whatsoever.

              "Environmental Law" shall mean all U.S. (federal, state or local) and foreign Laws governing pollution or the protection of the environment.

              "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

              "ERISA Affiliate" shall mean any trade or business, whether or not incorporated, that together with the Company would be deemed a "single employer"
(a) for purposes of the definition of Plan as used in Section 3.17(a), within the meaning of Section 4001(b) of ERISA; and (b) for all other purposes of this Agreement, within the meaning of Section 4001(b) of ERISA, and Sections 414(b),
(c), (m) and (o) of the Code.

              "ESOMAR" shall mean the European Society for Opinion and Marketing Research.

              "Estimated Carve-out Purchase Price" shall have the meaning set forth in Section 2.1(c)(vi).

              "Estimated Cash Purchase Price" shall have the meaning set forth in Section 1.2(d).

              "Estimated Closing Net Indebtedness" shall have the meaning set forth in Section 1.2(c).

              "Estimated Closing Working Capital" shall have the meaning set forth in Section 1.2(c).

              "EU Data Privacy Act" shall mean the E.U. Data Protection Directive of 1995.

              "Evaluation Material" shall have the meaning assigned to such term in the Confidentiality Agreement.

              "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

              "Exempt Placement" shall have the meaning set forth in Section 1.2(g)(ii).

              "Finnish Shares" shall have the meaning set forth in Section 2.1(c)(v).

              "FSMA" shall mean the U.K. Financial Services and Market Act 2000, as amended from time to time.

              "GAAP" shall mean generally accepted accounting principles.

              "GLB" shall mean the Gramm-Leach Bliley Act.

              "Governmental Entity" shall mean a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency or stock exchange or listing authority (including, without limitation, any supranational commission or authority).

              "Hardware" shall have the meaning set forth in Section 3.19(b).

              "Hazardous Substance" shall have the meaning set forth in Section 3.15.

              "HIPAA" shall have the meaning set forth in Section 3.17(l).

              "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

              "Indebtedness" shall mean, without double counting, (a) the indebtedness of the Company and the Company Subsidiaries for borrowed money owed to third parties, (b) accrued interest payable by the Company and the Company Subsidiaries on the indebtedness under clause (a), (c) the obligations of the Company and the Company Subsidiaries under capitalized leases and (d) all amounts payable to third parties in connection with or on account of Indebtedness referred to in clause (a) or (b) due to it being paid prior to its due date, including, prepayment fees, break fees, make-whole provisions and expenses of the third parties due on account of such prepayment; provided that in no event shall Indebtedness include any amount that is included in the Closing Working Capital or the amounts owing under the Intercompany Loan.

              "Indemnified Party" shall have the meaning set forth in Section 8.2(a).

              "Indemnifying Party" shall have the meaning set forth in Section 8.2(a).

              "Infoplan" shall have the meaning set forth in Section 5.17(c).

              "Initial Transfer Date" shall have the meaning set forth in
Section 5.6(h).

              "Insight Documents" shall have the meaning set forth in Section 3.22.

              "Insolvency Act" shall mean the U.K. Insolvency Act of 1986, as amended from time to time.

              "Insurance Policy" shall mean any insurance policy maintained by Seller or any of its Affiliates (other than the Company or any Company Subsidiary ).

              "Intellectual Property" shall mean all of the following:
Trademarks, Patents, Copyrights, Trade Secrets, Licenses, all worldwide web addresses, Internet domain name registrations and databases.

              "Intercompany Accounts" shall mean all balances related to indebtedness, including any intercompany indebtedness, loan, guaranty, receivable, payable or other account (other than trade payables and receivables, including those that arise from the arrangements described in Section 5.8 of the Seller Disclosure Schedule) between Seller and its Subsidiaries (other than the Company and its Subsidiaries) on the one hand, and the Company and its Subsidiaries, on the other hand.

              "Intercompany Loan" shall mean the loan by Seller to the Company with an aggregate principal amount of $127 million, together with interest accrued thereon to the Closing Date.

              "Interest" shall have the meaning assigned to such term in the Relationship Agreement.

              "Interim Period" shall have the meaning set forth in Section 5.4(a)(ii).

              "IPG-Denmark" shall have the meaning set forth in the recitals.

              "IRS" shall mean the United States Internal Revenue Service.

              "IX, LLC" shall have the meaning set forth in Section 3.22.

              "Knowledge of Purchaser" shall mean the actual (and not constructive or imputed) knowledge, after due inquiry, of A. B. Cowling, Michael Kirkham, David S. Lowden and Paul Wright.

              "Knowledge of Seller" shall mean the actual (and not constructive or imputed) knowledge, after due inquiry, of Nicholas J. Camera, Mitchell Gendel, Ted Paraskevas, William E. Lipner, Patrick G. Healy, Debra Mason, Ken Freeman, Bruno Hoetzel, Stephen Factor, Randall Smith, J.R. Hall, Michael Lopresti and Robert Grindlay.

              "Law" shall have the meaning set forth in Section 3.4.

              "Leased Properties" shall have the meaning set forth in Section 3.11.

              "Lenders" shall have the meaning set forth in Section 4.5(a).

              "Licenses" shall mean all licenses and agreements pursuant to which the Company or any Company Subsidiary has acquired rights in or to any Intellectual Property, or licenses and agreements pursuant to which the Company or any Company Subsidiary has licensed or transferred the right to use any of the foregoing.

              "Listing Rules" shall mean the rules of the UKLA covering admission to the Official List.

              "Loan Agreement" shall have the meaning set forth in Section
4.5(a).

              "London Stock Exchange" shall mean London Stock Exchange plc.

              "Losses" shall mean any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys' fees and expenses).

              "Major Subsidiary" shall mean, with respect to the Company, any of AISA or a direct or indirect Subsidiary which conducts business in North America, the United Kingdom, France, Italy, Australia, New Zealand, any of the Scandinavian countries or Germany.

              "Marketing Research" shall mean marketing research activities that are substantially similar to and competitive with the business, as currently conducted by the Company and the Company Subsidiaries, which activities relate to the provision of marketing information services (both custom and syndicated), opinion and political polling, data collection services and the production of reports and databases from the data collected (but not the exploitation or use of any such data for marketing or other purposes other than the analysis thereof and reporting thereon), and other custom and syndicated marketing research services that identify and measure beliefs, attitudes and behavior.

              "Master Investors Rights Agreement" shall have the meaning set forth in Section 3.22.

              "Measuring Period" shall mean the 60-calendar day period that ends on the 30th calendar day following the first anniversary of the Closing Date.

              "Mergers" shall have the meaning set forth in Section 3.22.

              "Minority Subsidiary" shall mean, with respect to the Company, any corporation or other organization, whether incorporated or unincorporated, of which at least 20 percent of the outstanding voting stock or other equity interest entitled ordinarily to vote in the election of the directors or other governing body (however designated) of such corporation or organization is at the time directly or indirectly owned or controlled by the Company or by any one or more of its wholly owned Subsidiaries, but shall not include any Company Subsidiary.

              "Offer" shall have the meaning set forth in Section 5.23(a).

              "Offer Notice" shall have the meaning set forth in Section
5.23(a).

              "Official List" shall mean the Official List maintained by the UKLA pursuant to Part VI of FSMA.

              "Panels" shall have the meaning set forth in Section 3.23(b).

              "Patents" shall mean issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and similar statutory rights.

              "PBGC" shall mean the Pension Benefit Guaranty Corporation.

              "Permit" shall have the meaning set forth in Section 3.16.

              "Permitted Encumbrances" shall have the meaning set forth in
Section 3.10(a).

              "Person" shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

              "Placement Agreement" shall mean the placing agreement between Purchaser, Deutsche Bank AG London and Cazenove & Co. Limited, dated as of the date of this Agreement, in relation to the Placement of certain Purchaser Ordinary Shares.

              "Plan" shall mean each deferred compensation and each incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination, change of control or severance agreement; each benefit for terminated and retired employees and directors; each retiree life and retiree medical benefit; each material perquisite and each other employee benefit plan, fund, program, agreement or arrangement, including without limitation any scheme, arrangement or understanding (whether contractual or not) maintained outside the United States (other than any mandatory social security pension plan operated under public law, statute or regulation in the relevant jurisdiction), providing Retirement Benefits, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company, by any Company Subsidiary or by any ERISA Affiliate, or to which the Company, a Company Subsidiary or an ERISA Affiliate is liable for or is a party, whether written or oral, for the benefit of any director, employee or former employee of the Company or any Company Subsidiary.

              "Prime Rate" shall mean the prime rate as announced from time to time by Citibank, N.A. or its successor, with changes in the Prime Rate being effective on the date of such change.

              "Proceeding" shall have the meaning set forth in Section 8.2(a).

              "Purchase" shall have the meaning set forth in Section 5.23(a).

              "Purchase Price" shall have the meaning set forth in Section
1.2(a).

              "Purchaser" shall have the meaning set forth in the opening paragraph.

              "Purchaser 125 Plan" shall have the meaning set forth in Section 5.6(i).

              "Purchaser Balance Sheet Date" shall mean the date of the balance sheet included in the Purchaser Financial Statements.

              "Purchaser Circular" shall have the meaning set forth in Section 5.19(a).

              "Purchaser Daily Price" shall mean, for any Trading Day, the closing middle market quotation of a Purchaser Ordinary Share as derived from the daily official list of the London Stock Exchange for such Trading Day.

              "Purchaser DC Plans" shall have the meaning set forth in Section 5.6(h).

              "Purchaser Financial Statements" shall mean the consolidated balance sheet of the Purchaser and its consolidated subsidiaries as at December 31, 2002 together with consolidated profit and loss accounts and statements of cash flows for the year ended December 31, 2002.

              "Purchaser Indemnified Persons" shall have meaning set forth in
Section 8.1(a).

              "Purchaser Material Adverse Effect" shall mean any material adverse effect on the business, financial condition or results of operations of the Purchaser and all of its Subsidiaries, taken as a whole; provided, however, that the effects of events, changes and circumstances relating to (a) the industries and markets in which the Purchaser operates, (b) macroeconomic factors, interest rates, general financial market conditions, war, terrorism or hostilities, (c) changes in Law, generally accepted accounting principles or official interpretations of the foregoing or (d) compliance with Section 5.1 of this Agreement or the public announcement of this Agreement, shall not be considered when determining if a Purchaser Material Adverse Effect has occurred.

              "Purchaser Ordinary Shares" shall have the meaning set forth in
Section 4.9(a).

              "Purchaser Shareholder Approval" shall have the meaning set forth in Section 4.13(a)

              "Purchaser Shareholder Meeting" shall mean the extraordinary general meeting of Purchaser's shareholders or any adjournment(s) thereof at which (a) resolution(s) will be proposed to obtain the Purchaser Shareholder Approval.

              "Purchaser Shares" shall mean 11,688,218 Purchaser Ordinary Shares as adjusted pursuant to Sections 1.2(f) and 5.1(c), in each case if applicable.

              "Purchaser Subsidiary" shall mean each Subsidiary of Purchaser.

              "Purchaser U.K. Public Documents" shall have the meaning set forth in Section 4.14(b).

              "Purchaser's Acceptance" shall have the meaning set forth in
Section 5.23(a).

              "Real Property" shall mean all real property that is owned or used by the Company or any Company Subsidiary.

              "Reference Price" shall have the meaning set forth in Section 1.2(g).

              "Regulatory Information Service" shall have the meaning given in the Listing Rules.

              "Relationship Agreement" shall mean the agreement between Seller and Purchaser, dated as of the date of this Agreement, in relation to, amongst other things, Seller's ownership of Purchaser Ordinary Shares.

              "Release" shall mean any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment or into or out of any property owned, operated or leased by the applicable party or its Subsidiaries.

              "Retained Employee" shall mean each person who was an active or inactive employee (including but not limited to any such employee who is on any leave of absence, whether paid or unpaid, including, but not limited to, "short-term disability leave", "long-term disability leave" or "workers' compensation leave" as such term is defined in a Plan) of the Company or any Company Subsidiary immediately prior to the Closing Date.

              "Retirement Benefits" shall mean any pension, lump sum, gratuity or similar benefit payable or prospectively payable in respect of any employee or former employee or director or former director of the Company, any Company Subsidiary or any ERISA Affiliate on or following retirement, leaving service, disability or death (but excluding benefits provided under any arrangement the sole purpose of which is to provide benefits on the injury or accidental death of such employee or former employee or director or former director).

              "Secondary Closing" shall have the meaning set forth in Section 2.1(c)(ii).

              "Secondary Closing Date" shall have the meaning set forth in
Section 2.1(c)(ii).

              "Securities Act" shall mean the Securities Act of 1933, as amended.

              "SEC" shall mean the United States Securities and Exchange Commission.

              "Seller" shall have the meaning set forth in the opening paragraph.

              "Seller DC Plan" shall have the meaning set forth in Section
5.6(h).

              "Seller Disclosure Schedule" shall mean the disclosure schedule of even date herewith delivered by Seller to Purchaser simultaneously with the execution hereof.

              "Seller Guaranty" shall mean any agreement, undertaking, guaranty, letter of credit, letter of comfort, indemnity or contribution agreement or other arrangement entered into by Seller or any of its Affiliates (other than the Company and the Company Subsidiaries) for the benefit of the Company or any Company Subsidiary or the business or operations of the Company or any Company Subsidiary.

              "Seller's Health Plan" shall mean Executive Medical Plus and Seller Medical and Dental Plan.

              "Seller Indemnified Person" shall have the meaning set forth in
Section 8.1(c).

              "Seller Minority Subsidiary" shall mean, with respect to Seller, any corporation or other organization, whether incorporated or unincorporated, of which at least 20 percent of the outstanding voting stock or other equity interest entitled ordinarily to vote in the election of the directors or other governing body (however designated) of such corporation or organization is at the time directly or indirectly owned or controlled by Seller or by any one or more of its wholly owned Subsidiaries, but shall not include any Seller Subsidiary or any Minority Subsidiary.

              "Seller Subsidiary" shall mean each Subsidiary of Seller.

              "Seller's Trademarks" shall have the meaning set forth in Section 5.11.

              "Short Period" shall have the meaning set forth in Section 5.4(a)(i).

              "sterling" or "pounds sterling" or "(pound)" or "pence sterling" means the lawful currency from time to time of the United Kingdom.

              "Straddle Period" shall have the meaning set forth in Section 5.4(a)(i).

              "Subsidiary" shall mean, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership).

              "Taxes" shall mean all taxes, however denominated, including any interest or penalties that may become payable in respect thereof, imposed by any federal, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income taxes (including, but not limited to, U.S. federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security, value added, sales and use taxes, excise taxes, environmental, franchise taxes, gross receipts taxes, occupation taxes, real and personal property taxes, stamp taxes, transfer taxes, withholding taxes, workers' compensation, and other obligations of the same or of a similar nature, whether arising before, on or after the Closing Date.

              "Tax Return" means a report, return or other information (including any amendments) required to be supplied to a governmental entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes the Company and/or any of its Subsidiaries.

              "Termination Fee" shall have the meaning set forth in Section 7.3(a).

              "Third-party Claim" shall have the meaning set forth in Section 8.2(a).

              "Threshold" shall have the meaning set forth in Section
8.1(b)(ii).

              "Title IV Plan" shall mean a Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

              "Trademarks" shall mean U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names, the goodwill associated with the foregoing and all registrations, renewals and applications in any jurisdiction to register the same.

              "Trade Secrets" shall mean all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business information and to the extent not included therein, all confidential information including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information.

              "Trading Day" shall mean any day on which Purchaser Ordinary Shares are traded on the London Stock Exchange's market for listed securities.

              "Transaction Documents" shall have the meaning set forth in
Section 3.2.

              "Transfer Taxes" shall have the meaning set forth in Section 5.4(a)(iv).

              "Transition Services Agreement" shall mean the Transition Services Agreement, dated the date hereof between the parties hereto.

              "U.K." or "United Kingdom" shall mean the United Kingdom of Great Britain and Northern Ireland.

              "UKLA" shall mean the U.K. Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA.

              "Unfunded Pension Liability" shall have the meaning set forth in
Section 3.17(p).

              "Unsatisfied Conditions" shall have the meaning set forth in
Section 4.5(c).

              "U.S." or "United States" shall mean the United States of America.

              "U.S. Dollar" or "$" means the lawful currency of the United States of America.

              "WARN Act" shall mean the Worker Adjustment and Retraining Notification Act.

              "Websites" shall have the meaning set forth in Section 3.23(a).

         Section 9.2 Interpretation.

         (a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (b) Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

         (c) The words "hereof", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

         (d) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

         (e) A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

         (f) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

         (g) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

         (h) All payments and adjustments under this Agreement shall be made in immediately available U.S. Dollars.

                                   ARTICLE X
                                  MISCELLANEOUS

         Section 10.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the Closing shall be paid by the party incurring such expenses, except as otherwise specifically provided to the contrary in this Agreement.

         Section 10.2 Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

         Section 10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  if to Purchaser, to:

                           Taylor Nelson Sofres plc
                           Westgate
                           London, England
                           W5 1UA
                           United Kingdom
                           Attention:     Paul Wright, General Counsel
                           Telephone:     (44) 208-967-4130
                           Telecopy:      (44) 208-967-1334

                  and:

                           Taylor Nelson Sofres Intersearch Corporation
                           410 Horsham Road
                           Horsham, PA 19044
                           Attention: Michael Slotznick
                           Telephone: (215) 773-4066
                           Telecopy:  (215) 773-4076


                  with a copy to:

                           Cozen O'Connor
                           1900 Market Street
                           Philadelphia, PA 19103
                           Attention: Sandra A. Bloch
                           Telephone: (215) 665-2722
                           Telecopy:  (215) 665-2013


                  if to Seller, to:

                           The Interpublic Group of Companies, Inc.
                           1271 Ave. of the Americas
                           New York, NY 10020
                           Attention: Nicholas J. Camera, General Counsel
                                      Mitchell Gendel, Assistant General Counsel
                           Telephone: (212) 399-8021
                           Telecopy:  (212) 399-8280

                  with a copy to:

                           Cleary, Gottlieb, Steen & Hamilton
                           One Liberty Plaza
                           New York, NY 10006
                           Attention: Ethan Klingsberg
                           Telephone: (212) 225-2000
                           Telecopy:  (212) 225-3999

         Section 10.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

         Section 10.5 Entire Agreement; No Third Party Beneficiaries. This Agreement, the Transition Services Agreement, the Relationship Agreement, the AISA Share Transfer Agreement and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof and (b) are not intended to confer upon any Person other than the parties hereto and thereto any rights or remedies hereunder and thereunder.

         Section 10.6 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

         Section 10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of Law thereof.

         Section 10.8 Compulsory Mediation.

         (a) The parties hereby agree to attempt in good faith promptly to resolve any disputes or claims other than those relating to Section 2.2 (Post-Closing Adjustment) or Section 5.17 (Restrictive Covenant) (each a "Dispute") arising out of or relating to this Agreement first by negotiations, then by mediation. Upon the written request of either party, the Dispute will be referred for negotiation to representatives of the parties who have no direct operational responsibility for the matters involved in the Dispute and who have appropriate authority to resolve the Dispute. If these representatives have not agreed on a resolution within 15 days of the referral to them, then either party may give the other party written notice (the "Dispute Notice") of the Dispute and within 15 days after receipt of the Dispute Notice, the receiving party shall submit to the sending party a written response. The Dispute Notice and the response shall: (i) state each party's position and summarize the arguments supporting that position; (ii) state the amount of the Dispute or any counterclaim; (iii) specify the requested relief; and (iv) state the name and title of the officers who have the authority to settle the controversy. Within 30 days after delivery of the Dispute Notice, the parties shall meet in the Borough of Manhattan in the City of New York and shall commence non-binding mediation in respect of the Dispute in accordance with the Commercial Mediation Rules of the American Arbitration Association (the "AAA") (except (A) as otherwise provided herein and (B) that, to the extent the parties have mutually agreed not to submit the Dispute to be administered by the AAA, all references in such rules to the AAA including filings, determinations or appointments to be made with or by the AAA shall be disregarded and shall be deemed to be references to the parties) before a mediator to be mutually agreed upon by the parties; provided, that if the parties cannot mutually agree upon a mediator within such 30-day period, then the parties shall promptly submit the Dispute to mediation administered by the AAA under its Commercial Mediation Rules. All communications made in connection with either negotiations or mediation pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence and as such shall be deemed inadmissible in any subsequent proceeding (pursuant to the provisions of Section 10.9). For the avoidance of doubt, either party may terminate the mediation at any time upon notice in writing to the other party and the mediator if such party has made a good faith effort to resolve such Dispute.

         (b) If any Dispute shall not be fully resolved through the process outlined in clause (a) above, such Dispute shall be resolved through proceedings pursuant to the provisions of Section 10.9.

         Section 10.9 Jurisdiction. To the fullest extent permitted by applicable Law, each party hereto (a) agrees that any claim, action or proceeding by such party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in the United States District Court for the Southern District of New York or any New York State court, in each case, located in the Borough of Manhattan and not in any other State or Federal court in the United States of America or any court in any other country, (b) agrees to submit to the exclusive jurisdiction of such courts located in the Borough of Manhattan for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby, (c) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court or any claim that any such proceeding brought in such a court has been brought in an inconvenient forum, (d) agrees that, in connection with any such action or proceeding, (i) the mailing of process or other papers by registered mail, or the service of process or other papers in any manner permitted by Section 10.3, (A) to the Pennsylvania address (or any other U.S. address that replaces such address in the future) or to the United Kingdom or any other address specified for Purchaser in Section 10.3 (but such service need not be made on more than one address) in the case of service on Purchaser (and copies shall be delivered to the other addresses specified for Purchaser in Section 10.3, but the delivery of such copies shall have no effect on the determination of the validity of service) or (B) to the address specified for Seller in Section 10.3 (or any other address that replaces such address in the future) in the case of service on Seller or (ii) service of process or other papers on a party in any manner as may be permitted by Law shall be valid and sufficient service of such process or other papers (and each party undertakes to maintain until February 28, 2005 the specification of a U.S. address in Section
10.3 for purposes of this clause (d)) and (e) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. The preceding sentence shall not limit the jurisdiction of the Accounting Arbitrator as set forth in Section 2.2, although claims may be asserted in such courts described in the preceding sentence for purposes of enforcing the jurisdiction of the Accounting Arbitrator.

         Section 10.10 Time of Essence. Each of the parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

         Section 10.11 Extension; Waiver. At any time prior to the Closing Date, either party hereto may extend the time for the performance of any of the obligations or other acts of the other party. Any agreement on the part of a party to any such extension shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. The failure of either party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

         Section 10.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred by either party (whether by operation of Law or otherwise) without the prior written consent of the other party. Notwithstanding the foregoing, Purchaser may without the consent of Seller (a) collaterally assign its rights under this Agreement to any lender which has provided financing to Purchaser in connection with the transactions contemplated hereby, (b) assign all or any portion of its rights and obligations hereunder to any direct or indirect wholly-owned Purchaser Subsidiary and (c) assign all or any portion of its rights and obligations under this Agreement to any purchaser acquiring at least 90% of the assets of Purchaser; provided that, notwithstanding any such assignment or transfer under clause (a), (b) or (c), Purchaser shall remain liable under this Agreement as a primary obligor. Any transfer of any rights, interests or obligations hereunder in violation of this Section shall be null and void.

                  IN WITNESS WHEREOF, Purchaser and Seller have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

                            TAYLOR NELSON SOFRES PLC



                            By: /s/ David S. Lowden
                               -------------------------------------
                               Name:  David S. Lowden
                               Title: Group Finance Director


                            THE INTERPUBLIC GROUP OF COMPANIES, INC.



                            By: /s/ Nicholas J. Camera
                               -------------------------------------
                               Name:  Nicholas J. Camera
                               Title: Senior Vice President and
                                      General Counsel